                                                Filed Pursuant to Rule 424(b)(2)
                                                      Registration No. 333-37919

PROSPECTUS SUPPLEMENT

(To Prospectus dated November 18, 1997)

3,500,000 Shares

[KOGER(R) LOGO]

Common Stock
(par value $.01 per share)

Koger Equity, Inc. (the "Company") is a self-administered and self-managed equity real estate investment trust (a "REIT") which, as of September 30, 1997, owned, operated and managed 225 office buildings, most of which are in 18 office centers located in 13 metropolitan areas throughout the southeastern and southwestern United States.

All of the shares of Common Stock, par value $.01 per share (the "Common Stock"), being offered hereby are being offered by the Company. Of the 3,500,000 shares offered hereby, 3,000,000 are being offered by the Company to the public in an underwritten offering ("the Underwritten Offering") and 500,000 shares are being offered by the Company to AREIF II Realty Trust, Inc. in a non-underwritten concurrent offering (the "Concurrent Offering," and together with the Underwritten Offering, the "Offering"). The shares of Common Stock trade on the American Stock Exchange (the "ASE") under the symbol "KE." The last reported per share sale price of the Common Stock on the ASE on December 11, 1997 was $20.50.

For information concerning restrictions on the ownership of Common Stock, see "Description of Common Stock" in the accompanying Prospectus.

FOR A DESCRIPTION OF CERTAIN RISK FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK, SEE PAGES 20 THROUGH 26 IN THE COMPANY'S ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 1996.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS TO WHICH IT RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------------------------------

                                                    PRICE TO          UNDERWRITING        PROCEEDS TO
                                                     PUBLIC           DISCOUNT(1)          COMPANY(2)
--------------------------------------------------------------------------------------------------------
Per Share -- Public Offering                    $20.25              $1.11               $19.14
--------------------------------------------------------------------------------------------------------
Per Share -- Concurrent Offering                $19.14              --                  $19.14
--------------------------------------------------------------------------------------------------------
Total(3)                                        $70,320,000         $3,330,000          $66,990,000
--------------------------------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $800,000.
(3) The Company has granted the Underwriters a 30-day option to purchase up to an additional 450,000 shares of Common Stock on the same terms as set forth above, solely to cover over-allotments, if any. If all such shares of Common Stock are purchased, the total Price to Public, Underwriting Discount and Proceeds to Company will be $79,432,500, $3,829,500 and $75,603,000, respectively. See "Underwriting."

The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if received and accepted by the Underwriters and subject to approval of certain legal matters by Cahill Gordon & Reindel, counsel for the Underwriters. It is expected that delivery of the shares of Common Stock offered hereby will be made against payment therefor on or about December 17, 1997 at the offices of J.P. Morgan Securities Inc., 60 Wall Street, New York, New York.

J.P. MORGAN & CO.
                               BEAR, STEARNS & CO. INC.
                                                      BT ALEX. BROWN
December 12, 1997

UNDER DEVELOPMENT OR CONSTRUCTION

As of September 30, 1997, the Company had ten office buildings under development or construction in Atlanta, Charlotte, Greensboro, Greenville, Jacksonville, Memphis, Orlando and San Antonio. These office buildings will add approximately 829,000 net rentable square feet to the Company's portfolio. Color rendering of the Piedmont Building, located in the Koger-Carmel Center, in Charlotte, NC.




BY KOGER

       Color rendering of the Kimbrough Building, located in Memphis, TN.

       Color rendering of the Glenridge Office Building, located in Orlando, FL.

       Color rendering of the Chisholm Building, located in San Antonio, TX.

       Photograph of the Dillon Building, located in Greenville, SC.

       Photograph of a site map of the Koger-Baymeadows Office Center, located in Jacksonville, with an inset of a rendering of the Nassau Building.


OFFICE BUILDINGS OWNED

As of September 30, 1997, Koger owned and managed 225 office buildings in 13 metropolitan areas. It also managed 22 office buildings for third-party owners.

       Photograph of the Colgate Building, located in Atlanta, GA

       Photograph of the Dorchester Building, Greenville, SC

       Photograph of the Cross Building, located in Austin, TX

       Photograph of the Davie Building located in Charlotte, NC.

       Photograph of the Cragg Building, located in Orlando, FL

       Photograph of the Gunti Building, located in Jacksonville, FL

       Photograph of the Gainsborough Building located in Memphis, TN

       Photograph of the Brownwood Building, San Antonio, TX

       Photograph of the Ashville Building, located in Greensboro, NC

       Aerial Photograph of the St Petersburg Koger Center, located in St. Petersburg, FL.

No person is authorized to give any information or to make any representation not contained or incorporated by reference in this Prospectus Supplement or the accompanying Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or any Underwriter. Neither this Prospectus Supplement nor the accompanying Prospectus constitutes an offer to sell or a solicitation of an offer to buy any securities in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation.

                               TABLE OF CONTENTS

                             PROSPECTUS SUPPLEMENT

                                             PAGE
Prospectus Supplement Summary..............   S-4
The Company................................  S-11
Use of Proceeds............................  S-13
Capitalization.............................  S-14
Price Range of Common Stock................  S-14
Distribution Policy........................  S-15
Selected Financial Information.............  S-17
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...............................  S-19
Business and Properties....................  S-25
Management.................................  S-43
Federal Income Tax Considerations..........  S-46
Principal Shareholders.....................  S-53
Underwriting...............................  S-55
Concurrent Offering........................  S-57
Index to Financial Statements..............   F-1

                                   PROSPECTUS

                                             PAGE
Available Information......................    3
Incorporation of Certain Documents By
  Reference................................    3
The Company................................    5
Use of Proceeds............................    5
Description of Common Stock................    5
Description of Preferred Stock.............    7
Provisions of Florida Law..................   12
Ratios of Earnings to Fixed Charges........   12
Plan of Distribution.......................   13
Experts....................................   14
Legal Matters..............................   14

                           FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 (the "Securities Litigation Reform Act") provides a "safe harbor" for forward-looking statements to encourage companies to provide prospective information about their businesses without fear of litigation so long as those statements are identified as forward-looking information and are accompanied by meaningful cautionary statements identifying important factors that could cause actual results to differ materially from those projected in such statements. The Company desires to take advantage of the "safe harbor" provisions of the Securities Litigation Reform Act.

This Prospectus Supplement and the accompanying Prospectus contain forward-looking statements within the meaning of the Securities Litigation Reform Act which are not historical facts and which involve risks and uncertainties that could cause actual results to differ materially from those expected, projected, estimated or budgeted. These forward-looking statements, together with related data and projections, about the Company's projected financial results and its future plans and strategies are based on management's then-current expectations. The business in which the Company is engaged involves changing and competitive markets and a high degree of risk, and there can be no assurance that the forward-looking statements and projections will prove accurate. Accordingly, the Company has identified certain important factors which could cause the Company's actual performance and financial results to differ materially from any results which might be projected, forecast, estimated or budgeted by the Company and which are more particularly described in the Company's Annual Report on Form 10-K for the year ended December 31, 1996, which is incorporated herein by reference. These risks include risks associated with
(a) real estate financing, (b) leverage and debt policy, (c) geographic concentration, (d) renewal of leases and reletting of space, (e) illiquidity of real estate, (f) competition, (g) changes in laws, (h) uninsured losses, (i) bankruptcy and financial condition of tenants, (j) compliance with the Americans with Disabilities Act, (k) property ownership through partnerships and joint ventures, (l) impact of inflation, (m) development, construction and acquisition activities, (n) changes in policies of the Company without shareholder approval,
(o) limitations of REIT status on business subsidiaries, (p) adverse consequences of failure to qualify as a REIT, (q) possible environmental liabilities and (r) the effect of market interest rates on the price of the Common Stock. Additional disclosure of risks to which the Company is subjected is contained herein and in certain of the documents incorporated herein and in the accompanying Prospectus under "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                         PROSPECTUS SUPPLEMENT SUMMARY

The following summary information is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this Prospectus Supplement and incorporated herein by reference. Except as otherwise indicated, (a) all information in this Prospectus Supplement regarding buildings and land is as of September 30, 1997 and (b) all information in this Prospectus Supplement assumes no exercise of the Underwriters' over-allotment option.

                                  THE COMPANY

Koger Equity, Inc. ("Koger" or the "Company") is a self-administered and self-managed REIT which owns, operates and manages a portfolio of suburban office buildings primarily located in 18 office centers (the "Koger Centers") located in 13 metropolitan areas throughout the southeastern and southwestern United States. The Company owns 225 office buildings (the "Office Buildings"), of which 222 are in Koger Centers and three are outside Koger Centers but in metropolitan areas where Koger Centers are located. The Office Buildings contain approximately 8.2 million net rentable square feet and were approximately 92% leased at an average annual rent per square foot of $14.24 as of December 31, 1996 and approximately 92% leased at an average annual rent per square foot of $14.84 as of September 30, 1997. Of the 222 Office Buildings located in Koger Centers, 217 were developed by the Company. The Company purchased the five other Office Buildings which are located in Koger Centers as well as the three Office Buildings which are not located in Koger Centers. All of the Office Buildings are wholly owned by the Company.

A pioneer in the development of suburban office centers, the Koger organization has developed and constructed 17 of the Koger Centers, which were among the first suburban office centers to feature on-site property management and tenant services personnel. Generally located with easy access via expressways to central business districts and shopping and residential areas, the Koger Centers have been developed in campus-like settings and consist of office buildings surrounded by extensive landscaping and ample tenant parking.

More than 20 years ago, the Koger organization implemented a national marketing program which focuses on developing strong relationships with Fortune 500 companies, federal government departments and agencies and other large prospective users of office space. The Company attributes much of its leasing success with national clients to this marketing program.

The Company also owns approximately 145 acres of unencumbered land held for development (the "Development Land"). Most of the Development Land adjoins Office Buildings in ten Koger Centers and has infrastructure, including roads and utilities, in place. Management believes that the Company's ownership of the Development Land will permit the Company to increase its investment returns and compete more effectively for development and leasing opportunities. The Company intends to develop and construct office buildings on the Development Land and on other land which it may acquire. The Company estimates that the Development Land can support new development of approximately 2.2 million gross square feet, although greater density would be allowed under current zoning. As of September 30, 1997, the Company had under construction seven office buildings containing approximately 568,000 net rentable square feet on approximately 44.4 acres of the Development Land. One of these office buildings was completed in October 1997.

The Company is committed to providing a high level of tenant service and provides leasing, management and other customary tenant-related services for each of the Koger Centers. In addition, the Company manages for others 22 office buildings containing approximately 1.3 million net rentable square feet. Including the Office Buildings, the Company manages a total of 247 office buildings containing approximately 9.5 million net rentable square feet through 16 management offices in eight states. The Company's property management personnel have substantial leasing and marketing experience and have leased, or renewed leases for, approximately 1.9 million net rentable square feet of suburban office space during the first nine months of 1997. The Company has 220 full-time employees, including 13 officers who have worked for the Koger organization for an average of more than 20 years.

                              RECENT DEVELOPMENTS

Recent Acquisitions
During 1997, the Company has acquired eleven office buildings (the "1997 Acquisitions") containing an aggregate of 731,900 net rentable square feet for an aggregate purchase price of approximately $74.8 million. The following table sets forth summary information regarding these office buildings.

                                                       ------------------------------------------------------------------
                                                                                 NET
                                                                    NUMBER     RENTABLE     PURCHASE        PERCENTAGE
                                                         DATE      OF OFFICE    SQUARE        PRICE           LEASED
PROPERTY LOCATION                                      PURCHASED   BUILDINGS     FEET     (IN MILLIONS)   (AS OF 9/30/97)
-----------------                                      ---------   ---------   --------   -------------   ---------------
Greenville Park Central..............................   5/15/97        3       134,000        $13.5              92
San Antonio Airport..................................    6/4/97        2       214,100         15.5              83
Jacksonville Deerwood Park...........................   6/18/97        1        23,000          3.3             100
Tallahassee Capital Circle...........................    8/4/97        1        80,500          9.6              99
El Paso..............................................   9/23/97        2        46,400          3.2              93
Atlanta Lincoln Parkway..............................   10/1/97        1       154,100         21.2             100(1)
Atlanta Gwinnett.....................................   12/1/97        1        79,800          8.5              78(2)
                                                                      --       -------        -----
          Totals.....................................                 11       731,900        $74.8
                                                                      ==       =======        =====

---------------

(1) As of October 1, 1997

(2) As of December 1, 1997

Recently Completed Development
During 1997, the Company has completed the construction of two office buildings. The following table sets forth summary information regarding these office buildings.

                                                            -----------------------------------------------------------
                                                                           NET
                                                                         RENTABLE                       PERCENTAGE
                                                            COMPLETION    SQUARE       COST(1)            LEASED
PROPERTY LOCATION                                              DATE        FEET     (IN MILLIONS)    (AS OF 10/31/97)
-----------------                                           ----------   --------   -------------   -------------------
Memphis Germantown........................................     9/97       40,700        $ 4.5               86
Charlotte Carmel..........................................    10/97       61,200          5.6               21
                                                                         -------        -----
          Totals..........................................               101,900        $10.1
                                                                         =======        =====

---------------

(1) Does not include expected tenant improvement costs.

Pending Acquisitions
As of the date of this Prospectus Supplement, the Company has agreed to acquire one office building in Jacksonville, Florida containing approximately 24,000 gross square feet for an aggregate purchase price of approximately $2.0 million. The closing of this acquisition is subject to the Company's due diligence and certain other closing conditions, and there can be no assurance that this acquisition will be consummated.

Development
As of the date of this Prospectus Supplement, the Company has seven office buildings under construction which will contain approximately 587,400 net rentable square feet. The following table sets forth summary information regarding these office buildings.

                                                              -------------------------------------
                                                                             NET
                                                               EXPECTED    RENTABLE     ESTIMATED
                                                              COMPLETION    SQUARE       COST(1)
PROPERTY LOCATION                                                DATE        FEET     (IN MILLIONS)
-----------------                                             ----------   --------   -------------
Jacksonville Baymeadows.....................................     1/98       83,800        $ 7.1
Greenville Roper Mt.........................................     3/98       60,400          5.3
Atlanta Gwinnett............................................     6/98       62,700          4.9
Charlotte Carmel............................................     6/98      112,500          9.4
Jacksonville Baymeadows.....................................     7/98       93,400          8.1
Memphis Germantown..........................................     9/98       93,600          9.6
Greensboro Wendover.........................................    10/98       81,000          7.6
                                                                           -------        -----
          Totals............................................               587,400        $52.0
                                                                           =======        =====

---------------

(1) Does not include expected tenant improvement costs.

                         BUSINESS AND GROWTH STRATEGIES

The Company's goal is to maximize funds from operations so as to increase its cash available for distribution. The Company intends to achieve this goal by implementing the following strategies.

Develop and acquire suburban office buildings in the Southeast and Southwest
The Company intends to continue its focus on acquiring and developing suburban office buildings in the southeastern and southwestern United States. From time to time, the Company may consider developing and acquiring office buildings in other regions of the country. The Company believes that its focus on suburban office centers offers good opportunities for growth. Such office centers contain multiple office buildings in a single location, which allows for cost-effective management and property maintenance and enables the Company to create and control the design and aesthetic environment of its centers. The Koger Centers are generally located with easy access via expressways to central business districts and shopping and residential areas.

Because of the Company's established presence in the Southeast and the Southwest, the Company believes it is well positioned to identify and acquire properties in these regions which complement its existing portfolio. The Company believes that the southeastern and southwestern regions of the United States provide significant growth potential due to diverse regional economies, expanding metropolitan areas, a skilled work force and moderate labor costs.

Enhance existing portfolio
The Company's internal growth results from (a) adding new leases, (b) renewing existing leases at higher rental rates and (c) implementing scheduled rent increases under existing leases. The Office Buildings were approximately 92% leased at an average annual rental rate of $14.24 per square foot on December 31, 1996 and were approximately 92% leased at an average annual rental rate of $14.84 per square foot on September 30, 1997. During the nine months ended September 30, 1997, the Company entered into over 300 new leases covering approximately 592,000 net rentable square feet at an average rental rate of $15.84 per square foot. In addition, the Company renewed leases covering approximately 68% of the square footage under expiring leases at an average increase in rental rates from $14.44 per square foot to $15.69 per square foot.

The Company continues to emphasize cost controls in order to increase the efficiencies of its operations. The Company also closely monitors real estate tax assessments and has sought and obtained reductions in certain instances.

Utilize existing land
The Company owns approximately 145 acres of unencumbered Development Land, most of which has road and utility infrastructure in place. Such Development Land allows the Company the opportunity to construct additional office buildings for new and existing tenants. Management believes that the Company's ownership of the Development Land will permit the Company to increase its investment returns and compete more effectively. Consistent with its historical approach, the Company would expect to act as its own general contractor in the construction of new office buildings, using standard architectural designs which have in the past resulted in savings in design costs and more effective controls on construction costs. The Company may seek to finance the development of some or all of the Development Land by entering into joint ventures with individuals or institutions possessing sufficient capital resources.

As of September 30, 1997, the Company had under construction seven office buildings containing approximately 568,000 net rentable square feet on approximately 44.4 acres of the Development Land. One of these office buildings was completed in October 1997.

                                CAPITAL POSITION

As of September 30, 1997, after giving effect to the Offering and assuming application of a portion of the proceeds thereof to repay debt as more fully described in "Use of Proceeds," the Company's debt-to-total market capitalization ratio based on the closing price of the Common Stock on the ASE on December 11, 1997, and the Company's debt-to-total book capitalization ratio would be 26.0% and 29.0%, respectively. Following the Offering, the Company would have $182.5 million of debt outstanding with a weighted average interest rate of 8.29% and a weighted average maturity of ten years. All such remaining debt has fixed interest rates. The Company's policy is to manage its leverage in a manner consistent with the Company's strategy to maintain and expand its operations. The Company's policy regarding these ratios is not subject to any limitation in the organizational documents of the Company, and the Company's Board of Directors has not adopted any policy with regard to the amount of debt the Company may incur.

                                 THE PROPERTIES

The Company owns 225 Office Buildings, of which 222 are in 18 Koger Centers and three are outside Koger Centers. The Koger Centers are located in 13 metropolitan areas in the Southeast and the Southwest. In addition, the Company owns approximately 145 acres of Development Land. The following table sets forth certain information with respect to the Office Buildings and the Development Land as of September 30, 1997, all of which was wholly owned.

                                  ------------------------------------------------------------------------------------------
                                                                                                       LAND
                                                                                                      ACREAGE
                                                 NET                                   AVERAGE       IMPROVED
                                   NUMBER     RENTABLE    PERCENTAGE                    ANNUAL         WITH      DEVELOPMENT
                                  OF OFFICE    SQUARE      OF TOTAL    PERCENTAGE      RENT PER       OFFICE        LAND
PROPERTY LOCATION                 BUILDINGS     FEET      PORTFOLIO      LEASED     SQUARE FOOT(1)   BUILDINGS   ACREAGE(2)
-----------------                 ---------   ---------   ----------   ----------   --------------   ---------   -----------
FLORIDA
  Jacksonville Baymeadows              4        468,000       5.7          99           $18.20          34.6         13.3
  Jacksonville Central                31        666,500       8.1          89            11.92          47.2           --
  Jacksonville Deerwood Park(3)        1         23,000       0.3         100            15.85           2.2           --
  Orlando Central                     22        565,220       6.9          91            14.51          46.0           --
  Orlando University                   2        159,600       1.9          95            16.83          11.6         15.5
  St. Petersburg                      15        519,320       6.3          97            13.64          64.4          7.0
  Tallahassee Apalachee Parkway       14        408,500       5.0          92            16.30          33.7           --
  Tallahassee Capital Circle           5        381,200       4.7          97            17.87          29.0           --
                                     ---      ---------     -----                                      -----        -----
        Total Florida                 94      3,191,340      38.9          94            15.06         268.7         35.8
GEORGIA
  Atlanta Chamblee                    22        947,920      11.6          96            15.29          76.2           --
  Atlanta Gwinnett                    --             --        --          --               --            --         31.0
                                     ---      ---------     -----                                      -----        -----
        Total Georgia                 22        947,920      11.6          96            15.29          76.2         31.0
NORTH CAROLINA
  Charlotte Carmel                     1        109,600       1.3          83            16.63           7.6         27.0
  Charlotte East                      11        468,820       5.7          83            13.01          39.9          3.9
  Greensboro South                    13        610,470       7.4          95            14.79          46.0           --
  Greensboro Wendover                 --             --        --          --               --            --         18.5
                                     ---      ---------     -----                                      -----        -----
        Total North Carolina          25      1,188,890      14.4          89            14.29          93.5         49.4
OKLAHOMA
  Tulsa                               13        476,280       5.8          73            11.11          36.0           --
                                     ---      ---------     -----                                      -----        -----
        Total Oklahoma                13        476,280       5.8          73            11.11          36.0           --
SOUTH CAROLINA
  Greenville Park Central              3        134,000       1.6          92            15.89           9.9          3.5
  Greenville Roper Mt.                 8        290,560       3.6          95            15.18          24.7          4.5
                                     ---      ---------     -----                                      -----        -----
        Total South Carolina          11        424,560       5.2          94            15.40          34.6          8.0
TENNESSEE
  Memphis Germantown                   4        299,100       3.7          95            17.81          22.4         11.0
                                     ---      ---------     -----                                      -----        -----
        Total Tennessee                4        299,100       3.7          95            17.81          22.4         11.0
TEXAS
  Austin                              12        370,860       4.5          98            17.68          29.6           --
  El Paso                             16        298,330       3.7          93            14.91          22.7          2.4
  San Antonio Airport(3)               2        214,100       2.6          83            15.34           7.9           --
  San Antonio West                    26        788,670       9.6          93            12.94          63.5          7.2
                                     ---      ---------     -----                                      -----        -----
        Total Texas                   56      1,671,960      20.4          93            14.68         123.7          9.6
                                     ---      ---------     -----                                      -----        -----
        Total                        225      8,200,050     100.0          92           $14.84         655.1        144.8
                                     ===      =========     =====                                      =====        =====

                                  ------------

                                    ACREAGE
                                     UNDER
PROPERTY LOCATION                 CONSTRUCTION
-----------------                 ------------
FLORIDA
  Jacksonville Baymeadows             13.3
  Jacksonville Central                  --
  Jacksonville Deerwood Park(3)         --
  Orlando Central                       --
  Orlando University                    --
  St. Petersburg                        --
  Tallahassee Apalachee Parkway         --
  Tallahassee Capital Circle            --
                                       ---
        Total Florida                 13.3
GEORGIA
  Atlanta Chamblee                      --
  Atlanta Gwinnett                     4.3
                                       ---
        Total Georgia                  4.3
NORTH CAROLINA
  Charlotte Carmel                    16.6
  Charlotte East                        --
  Greensboro South                      --
  Greensboro Wendover                   --
                                       ---
        Total North Carolina          16.6
OKLAHOMA
  Tulsa                                 --
                                       ---
        Total Oklahoma                  --
SOUTH CAROLINA
  Greenville Park Central               --
  Greenville Roper Mt.                 4.5
                                       ---
        Total South Carolina           4.5
TENNESSEE
  Memphis Germantown                   5.7
                                       ---
        Total Tennessee                5.7
TEXAS
  Austin                                --
  El Paso                               --
  San Antonio Airport(3)                --
  San Antonio West                      --
                                       ---
        Total Texas                     --
                                       ---
        Total                         44.4
                                       ===

---------------
(1) Rental rates are computed by dividing annualized gross rental revenues for an office center by the net rentable square feet applicable to such gross rental revenues. This information is based on the Office Buildings owned by the Company on September 30, 1997 and the terms of the leases in effect as of such date.

(2) Includes approximately 44.4 acres on which the Company is currently constructing seven office buildings containing approximately 568,000 net rentable square feet. Does not include approximately 21 acres of land which the Company intends to sell and nine acres of land which the Company cannot improve with buildings.

(3) Not located in a Koger Center.

                                  THE OFFERING

COMMON STOCK OFFERED TO THE
PUBLIC..............................3,000,000 shares

COMMON STOCK OFFERED TO AREIF II
REALTY TRUST, INC...................500,000 shares

TOTAL COMMON STOCK OFFERED..........3,500,000 shares

COMMON STOCK TO BE OUTSTANDING AFTER
THE OFFERING........................25,386,921 shares

USE OF PROCEEDS.....................To finance the acquisition and development of office buildings and to repay debt. See
                                    "Use of Proceeds."

AMERICAN STOCK EXCHANGE SYMBOL......"KE"

                     SUMMARY SELECTED FINANCIAL INFORMATION

The following table summarizes certain selected financial information of the Company and should be read in conjunction with the financial statements and notes thereto which appear elsewhere in this Prospectus Supplement. The Company's consolidated financial statements as of September 30, 1997 and for the nine months ended September 30, 1997 and 1996 include all adjustments (consisting only of normal recurring adjustments and accruals) that in the opinion of management are necessary for a fair presentation of the financial information set forth therein. Results of operations for the nine months ended September 30, 1997 are not necessarily indicative of the results to be expected for the full year.

                                                              -------------------------------------------------
                                                                 Nine Months Ended            Year Ended
                                                                   September 30,             December 31,
                                                              -----------------------   -----------------------
                                                                 1997         1996         1996       1995(1)
In thousands, except per share information                    ----------   ----------   ----------   ----------
STATEMENTS OF OPERATIONS INFORMATION
Rental revenues                                               $   79,849   $   72,660   $   98,342   $   94,865
Total revenues                                                    84,023       76,322      104,072      125,750
Property operations expenses                                      32,824       31,194       41,597       40,830
Depreciation and amortization                                     17,238       15,679       21,127       19,102
Mortgage and loan interest                                        12,264       14,865       18,701       23,708
General and administrative expenses                                4,256        4,103        6,623        7,559
Income before gain (loss) on sale or disposition of assets,
  income taxes and extraordinary item                             15,782        8,394       13,199       29,311
Net income                                                        17,650        7,491       10,501       28,990
Earnings per common share--primary                            $     0.79   $     0.40   $     0.54   $     1.61
Dividends declared per common share                           $     0.30           --   $     0.05           --
Weighted average common shares and common equivalent shares
  outstanding--primary                                            22,251       18,741       19,500       18,011
In thousands, except property information
OTHER INFORMATION
Funds from operations(2)                                      $   31,937   $   23,676   $   33,154   $   36,707
Net cash provided by operating activities                         36,371       21,898       35,948       43,919
Net cash provided by (used in) investing activities              (61,017)      (8,392)     (12,870)      26,593
Net cash used in financing activities                         $   (1,776)  $   (5,493)  $  (12,778)  $  (68,412)
Number of office buildings (at end of period)                        225          215          215          216
Net rentable square feet in office buildings (at end of
  period)                                                      8,200,050    7,661,350    7,661,350    7,672,390
Percentage leased (at end of period)                                  92%          90%          92%          91%

                                                              -----------------------
                                                               At September 30, 1997
                                                              -----------------------
                                                              As Adjusted
                                                              for Offering    Actual
In thousands                                                  ------------   --------
BALANCE SHEET INFORMATION
Operating properties (before depreciation)                      $641,637     $641,637
Total assets                                                     651,749      605,319
Debt                                                             182,525      202,091
Total shareholders' equity                                       446,520      380,524

---------------
(1) For 1995, total revenues, net income and funds from operations include $13,066 of interest revenue associated with the mortgage notes of The Koger Partnership Ltd. ("TKPL") which were acquired by the Company and retired by TKPL during 1995. In addition, for 1995, total revenues and net income include $11,288 of gain associated with the partial repayment of an unsecured note of TKPL. See Note 3 to Consolidated Financial Statements on page F-17.

(2) The Company believes that funds from operations is one measure of the performance of a REIT, and the Company has included such information to assist investors in analyzing the performance of the Company. Funds from operations does not represent cash generated from operating activities in accordance with generally accepted accounting principles ("GAAP"). Funds from operations should not be considered an alternative to net income as an indication of the Company's financial performance or to cash flow from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity, nor is it necessarily indicative of sufficient cash flow to fund all of the Company's needs.

                                  THE COMPANY

GENERAL

The Company is a self-administered and self-managed REIT which owns, operates and manages a portfolio of suburban Office Buildings primarily located in 18 office centers located in 13 metropolitan areas throughout the southeastern and southwestern United States. The Company owns 225 Office Buildings, of which 222 are in Koger Centers and three are outside Koger Centers but in metropolitan areas where Koger Centers are located. The Office Buildings contain approximately 8.2 million net rentable square feet, of which 73.8% is located in the Southeast in the states of Florida, Georgia, North Carolina, South Carolina and Tennessee with the remaining 26.2% located in the Southwest in the states of Oklahoma and Texas. The Office Buildings were approximately 92% leased at an average annual rent per square foot of $14.24 as of December 31, 1996 and approximately 92% leased at an average annual rent per square foot of $14.84 as of September 30, 1997. Of the 222 Office Buildings located in Koger Centers, 217 were developed by the Company. The Company purchased the five other Office Buildings which are located in Koger Centers as well as the three Office Buildings which are not located in Koger Centers. All of the Office Buildings are wholly owned by the Company. Koger Equity, Inc. has two wholly-owned subsidiaries, Southeast Properties Holding Corporation, Inc. ("Southeast") and Koger Real Estate Services, Inc. ("KRES").

A pioneer in the development of suburban office centers, the Koger organization has developed and constructed 17 of the Koger Centers, which were among the first suburban office centers to feature on-site property management and tenant services personnel. Generally located with easy access via expressways to central business districts and shopping and residential areas, the Koger Centers have been developed in campus-like settings and consist of office buildings surrounded by extensive landscaping and ample tenant parking. The Office Buildings generally are contemporary in design and constructed of masonry, concrete and steel, with facings of brick, concrete and glass.

More than 20 years ago, the Koger organization implemented a national marketing program which focuses on developing strong relationships with Fortune 500 companies, federal government departments and agencies and other large prospective users of office space. The Company attributes much of its leasing success with national clients to this marketing program. The Company's 15 largest tenants at September 30, 1997 were the State of Florida, the United States Government, Blue Cross & Blue Shield of Florida, Inc., Aetna Life Insurance Company, Lumbermens Mutual Casualty Co., Ciba Geigy Corporation, Sara Lee Corporation, the State of Texas, PCA Family Health Plans, Inc., First Data Resources, Norwest Bank--Texas, General Motors Acceptance Corp., Landstar, Ahold Finance USA and BellSouth. These 15 tenants had 204 leases in 17 Koger Centers at September 30, 1997. See "Business and Properties--The Properties--Tenants."

The Company also owns approximately 145 acres of unencumbered Development Land. Most of the Development Land adjoins Office Buildings in ten Koger Centers in the states of Florida, North Carolina, South Carolina, Tennessee and Texas, and has infrastructure, including roads and utilities, in place. Management believes that the Company's ownership of the Development Land will permit the Company to increase its investment returns and compete more effectively for development and leasing opportunities. The Company intends to develop and construct office buildings on the Development Land. The Company estimates that the Development Land can support new development of approximately 2.2 million gross square feet, although greater density would be allowed under current zoning. As of September 30, 1997, the Company had under construction seven office buildings containing approximately 568,000 net rentable square feet on approximately 44.4 acres of the Development Land. One of these office buildings was completed in October 1997. In addition to the Development Land, the Company owns approximately 21 acres of unimproved land which is not strategic to its business and which it intends to sell.

The Company is committed to providing a high level of tenant service and provides leasing, management and other customary tenant-related services for each of the Koger Centers. In addition, the Company manages for others 22 office buildings containing approximately 1.3 million net rentable square feet. Including the Office Buildings, the Company manages a total of 247 office buildings containing approximately 9.5 million net rentable square feet through 16 management offices in eight states. The Company's property management personnel have substantial leasing and marketing experience and have leased, or renewed leases for, approximately 1.9 million net rentable square feet of suburban office space during the first nine months of 1997.

The Company's 13 officers have an average of more than 20 years of experience with the Koger organization. Furthermore, the general managers of the Koger Centers have an average of more than 13 years of experience with the Koger organization. In connection with its current real estate operations and property management services, the Company has a combined financial, administrative, leasing and maintenance staff of 220 full-time employees, of whom 68 work in the Company's corporate offices in Jacksonville, Florida and 152 are located in 16 on-site management offices throughout the Southeast and the Southwest.

HISTORY OF THE COMPANY

The Company was incorporated in Florida in 1988 for the purpose of investing in office buildings located in suburban office centers throughout the southeastern and southwestern United States. In selecting its investments, the Company generally sought office buildings which had been substantially leased. In 1988 and 1989, the Company purchased its initial Office Buildings from Koger Properties, Inc. ("KPI"), a real estate development company organized in 1969 and the sponsor of the Company. In September 1991, KPI filed a petition in bankruptcy. In December 1993, KPI merged into the Company, and the Company succeeded to substantially all of the assets of KPI, including 93 Office Buildings and substantially all of the Development Land (the "Merger"). All of the Office Buildings acquired by the Company from KPI were developed by KPI. In connection with the Merger, the Company also acquired the management, leasing, development and administrative organizations of KPI and its subsidiaries, consisting of 227 employees. Prior to the Merger, 192 of such employees provided property management and leasing services for the Office Buildings owned by the Company and certain office buildings owned by others. The Company has been self-administered since 1992 and self-managed since the Merger.

BUSINESS AND GROWTH STRATEGIES

The Company's goal is to maximize funds from operations so as to increase its cash available for distribution. The Company intends to achieve this goal by implementing the following strategies:

Develop and acquire suburban office buildings in the Southeast and Southwest
The Company intends to continue its focus on acquiring and developing suburban office buildings in the southeastern and southwestern United States. From time to time, the Company may consider developing and acquiring office buildings in other regions of the country. The Company believes that its focus on suburban office centers offers good opportunities for growth. Such office centers contain multiple office buildings in a single location, which allows for cost-effective management and property maintenance and enables the Company to create and control the design and aesthetic environment of its centers. The Koger Centers are generally located with easy access via expressways to central business districts and shopping and residential areas.

Because of the Company's established presence in the Southeast and the Southwest, the Company believes it is well positioned to identify and acquire properties in these regions which complement its existing portfolio. The Company believes that the southeastern and southwestern regions of the United States provide significant growth potential due to diverse regional economies, expanding metropolitan areas, a skilled work force and moderate labor costs.

As an integrated commercial real estate firm, the Company believes that its in-house leasing, management, development, construction and marketing experience will allow the Company to realize economies of scale by developing and acquiring additional office buildings.

Enhance existing portfolio
The Company's internal growth results from (a) adding new leases, (b) renewing existing leases at higher rental rates and (c) implementing scheduled rent increases under existing leases. The Office Buildings were approximately 92% leased at an average annual rental rate of $14.24 per square foot on December 31, 1996 and were approximately 92% leased at an average annual rental rate of $14.84 per square foot on September 30, 1997. During the nine months ended September 30, 1997, the Company entered into over 300 new leases covering approximately 592,000 net rentable square feet at an average rental rate of $15.84 per square foot. In addition, the Company renewed leases covering approximately 68% of the square footage under expiring leases at an average increase in rental rates from $14.44 per square foot to $15.69 per square foot.

The Company continues to emphasize cost controls in order to increase the efficiencies of its organization. Recent initiatives include the reduction of utilities expenditures through improved energy management techniques, the purchase of more efficient heating and air conditioning equipment and lighting fixtures, the renegotiation of national contracts with large vendors of such HVAC and lighting equipment and the renegotiation of local contracts with suppliers of building services to the Koger Centers. The Company also closely monitors real estate tax assessments and has sought and obtained reductions in certain instances. During the nine months ended September 30, 1997, the Company's property operations expenses as a percentage of total rental revenues decreased to 40.9% from 42.7% for the comparable period in 1996.

Utilize existing land
The Company owns approximately 145 acres of unencumbered Development Land, most of which already has road and utility infrastructure in place. Such Development Land allows the Company the opportunity to construct additional office buildings for new and existing tenants. Management believes that the Company's ownership of the Development Land will permit the

Company to increase its investment returns and compete more effectively. Consistent with its historical approach, the Company would expect to act as its own general contractor in the construction of new office buildings, using standard architectural designs which have in the past resulted in savings in design costs and more effective controls on construction costs. The Company may seek to finance the development of some or all of the Development Land by entering into joint ventures with individuals or institutions possessing sufficient capital resources.

As of September 30, 1997, the Company had under construction seven office buildings containing approximately 568,000 net rentable square feet on approximately 44.4 acres of the Development Land. One of these office buildings was completed in October 1997.

CAPITAL POSITION

As of September 30, 1997, after giving effect to the Offering and assuming application of a portion of the proceeds thereof to repay debt, the Company's debt-to-total market capitalization ratio (the total consolidated debt of the Company as a percentage of the market value of issued and outstanding capital stock of the Company plus total consolidated debt of the Company) based on the closing price of the Common Stock on the ASE on December 11, 1997 and the Company's debt-to-total book capitalization ratio (the total consolidated debt of the Company as a percentage of the shareholders' equity of the Company plus total consolidated debt of the Company) would be 26.0% and 29.0%, respectively. Following the Offering, the Company would have $182.5 million of secured debt outstanding with a weighted average interest rate of 8.29% and a weighted average maturity of ten years. All such remaining debt has fixed interest rates. The Company's policy is to manage its leverage in a manner consistent with the Company's strategy to maintain and expand its operations. The Company's policy regarding these ratios is not subject to any limitation in the organizational documents of the Company, and the Company's Board of Directors has not adopted a policy with regard to the amount of debt the Company may incur.

THIRD-PARTY MANAGEMENT SERVICES

The Company currently manages 22 office buildings containing 1.3 million net rentable square feet owned primarily by a subsidiary of Morgan Guaranty Trust Company of New York ("Morgan Guaranty") and located in Little Rock, Arkansas; Columbia, South Carolina; and Memphis and Nashville, Tennessee. The Company's management contracts with third-parties are cancellable by either party thereto under certain circumstances, including a breach by the Company of its duties under the contract if such breach is not cured within 30 days following notice thereof. Accordingly, the Company's revenues from its management contracts could be reduced if such contracts are terminated or not renewed. In the future, the Company may pursue selective opportunities to manage office properties consistent with the Company's portfolio and reputation. However, under the Internal Revenue Code of 1986, as amended (the "Code"), a REIT's income from management fees and other fees from services, together with other nonqualifying REIT income, may not exceed 5% of gross income. Thus, the amount of third-party management services that may be provided by a REIT is limited. However, up to 25% (reduced by the percentage of nonqualifying REIT income) of a REIT's income may be comprised of dividends and other investment income. Accordingly, the Company participates economically in the market for third-party property management services not only by providing such services directly, but also through its investment in Koger Realty Services, Inc. ("KRSI"). KRSI is a corporation that was formed in 1995 by the Company and certain employees of the Company to provide property management and leasing services for third parties that had purchased office buildings from the Company and TKPL, then an affiliate of the Company, and to develop and expand such property management business. The Company owns all of the nonvoting, participating preferred stock of KRSI, which represents more than 95% of the economic value of KRSI. The common stock of KRSI is held by individuals who are officers of the Company and KRSI and by certain other employees of KRSI.

                                USE OF PROCEEDS

The net proceeds to the Company from the Offering, after deducting the underwriting discount and estimated expenses of the Offering, are estimated to be approximately $66.2 million (approximately $74.8 million if the Underwriters' over-allotment option is exercised in full). The Company expects to use the net proceeds of the Offering to finance the acquisition and development of office buildings and to repay debt. The debt to be repaid consists of (a) approximately $11.6 million of mortgage loans having a weighted average interest rate of 8.82% per annum and a weighted average remaining term to maturity of three years and
(b) outstanding borrowings under the Company's secured revolving credit facility ($40.0 million as of December 11, 1997), which borrowings bear interest at a weighted average rate of 8.5% per annum and mature in April 1999. The borrowings under the secured revolving credit facility were incurred to finance the Company's acquisition activities.

                                 CAPITALIZATION

The following table sets forth the capitalization of the Company at September 30, 1997, and as adjusted to give effect to the Offering and the repayment of $19.76 million of indebtedness from the proceeds of the Offering. The table should be read in conjunction with the consolidated financial information of the Company which appears elsewhere in this Prospectus Supplement.

                                                              -------------------------
                                                                 September 30, 1997
                                                                Actual      As Adjusted
Dollars in thousands, except share information                ----------    -----------
Mortgages and loans payable                                   $  202,091(1) $   182,525
Shareholders' equity
  Preferred stock, $.01 par value; 50,000,000 shares
     authorized; none issued                                          --             --
  Common stock, $.01 par value; 100,000,000 shares
     authorized; 24,874,254 shares issued (28,374,254 shares
     as adjusted); 21,886,921 shares outstanding (25,386,921
     shares as adjusted)                                             249            284
  Capital in excess of par value                                 374,988        441,143
  Retained earnings                                               33,745         33,551
  Treasury stock, at cost; 2,987,333 shares of common stock      (28,458)       (28,458)
                                                              ----------    -----------
Total shareholders' equity                                       380,524        446,520
                                                              ----------    -----------
Total capitalization                                          $  582,615    $   629,045
                                                              ==========    ===========

---------------

(1) Includes $8.0 million of borrowings under the Company's secured revolving credit facility.

                            PRICE RANGE OF COMMON STOCK

The Company's Common Stock is listed on the ASE under the symbol "KE." The following table sets forth the high and low closing sale prices of the Common Stock, as reported by the ASE, for the periods indicated.

                                                              ---------------
                                                              HIGH       LOW
                                                              ----       ---
1995
First Quarter                                                  $ 7 7/8  $ 6 3/4
Second Quarter                                                   9        6 3/4
Third Quarter                                                   10 1/8    8 5/8
Fourth Quarter                                                  10 5/8    9 1/8

1996
First Quarter                                                   12 1/4    10 3/4
Second Quarter                                                  13 3/8    11
Third Quarter                                                   16        13
Fourth Quarter                                                  18 3/4    15 1/8

1997
First Quarter                                                   18 5/8    17 1/4
Second Quarter                                                  18 1/4    15 3/8
Third Quarter                                                   20 13/16  17 11/16
Fourth Quarter (through December 11, 1997)                      23 3/8    20 1/8

The last reported sale price of the Common Stock on the ASE on December 11, 1997 was $20 1/2 per share. As of September 30, 1997, there were approximately 1,433 registered holders of Common Stock.

                              DISTRIBUTION POLICY

The Company, in order to qualify as a REIT, is required to distribute dividends (other than capital gains dividends) to its shareholders each year in an amount at least equal to (a) the sum of (i) 95% of the Company's REIT taxable income for such year (computed without regard to the dividends-paid deduction and the REIT's net capital gain) and (ii) 95% of the net income (after tax), if any, from foreclosure property, minus (b) the sum of certain items of non-cash income. To the extent permitted, certain net operating loss carryforwards acquired by the Company upon the Merger may be taken into account in determining REIT taxable income and therefore the distribution requirement. Such distributions as are required to maintain the Company's REIT status must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for the earlier year and if paid on or before the first regular dividend payment after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its REIT taxable income, as adjusted, it will be subject to tax on the undistributed amounts at regular corporate tax rates; provided, however, that as discussed below, effective for taxable years of the Company beginning on or after January 1, 1998, the Company's shareholders may claim a credit for taxes paid by the Company in respect of undistributed net capital gains if the Company so elects. Furthermore, if the Company should fail to distribute during each calendar year at least the sum of (A) 85% of its ordinary income for such year, (B) 95% of its capital gain net income for such year, and any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed. Dividends declared by the Company in October, November or December of a calendar year payable to shareholders of record on a specified date in any such month will be deemed to have been paid by the Company and received by each shareholder on December 31 of such year as long as they are actually paid in January of the following year.

The Company did not pay any dividends in respect of its taxable years 1992 through 1996, as its REIT taxable income for such years was reduced to zero by losses or net operating loss carryforwards. The Company recommenced paying dividends in 1997, and paid a dividend of $0.05 per share on February 10, 1997, a dividend of $0.05 per share on May 6, 1997 and a dividend of $0.10 per share on August 6, 1997. In addition, the Company paid a dividend of $0.15 per share on November 5, 1997 and declared a dividend of $0.25 per share payable on February 4, 1998. The Company has remaining net operating losses which, subject to certain limitations, are expected to be available to reduce the Company's REIT taxable income in 1997 and possibly also later years.

For federal income tax purposes, distributions paid to holders of the Common Stock may consist of ordinary income, capital gains, a non-taxable return of capital or a combination thereof. Distributions that exceed the Company's current and accumulated earnings and profits (calculated for tax purposes) but do not exceed such shareholder's basis in his or her securities constitute a return of capital rather than a distribution and reduce the shareholder's basis in his or her securities. To the extent that a distribution exceeds both current and accumulated earnings and profits and the shareholder's basis in his or her securities, it will generally be treated as gain from the sale or exchange of that shareholder's securities. Provided that the securities constitute a capital asset in the hands of the shareholder, the gain will be capital gain and will generally be long-term capital gain if the securities have been held for more than 12 months and otherwise will be short-term capital gain; provided that capital gain recognized by individuals, trusts and estates will be characterized as "adjusted net capital gain," taxable at a 20% rate, if the securities have been held for more than 18 months, or as "mid-term capital gain," taxable at a 28% rate, if the securities have been held for more than 12 months but not more than 18 months. Any loss upon the sale or exchange of securities held for six months or less will be treated as long-term capital loss to the extent of any capital gains dividends received by the shareholder, subject to the possible modification of this rule as applied to shareholders who are individuals, trusts or estates, to reflect the new capital gains rate schedule introduced by the Taxpayer Relief Act (discussed below). If the Company designates certain distributions as capital gains dividends in accordance with Section 857(b)(3)(B) and (C) of the Code, such distributions will not be taxable as short-term capital gain to the shareholder, regardless of the length of time the shareholder has held his or her securities. In general and subject to the discussion below regarding changes to the capital gains rates, such distributions will be taxable as long-term capital gain. Under Section 291 of the Code, however, a corporate shareholder may be required to treat up to 20% of a capital gains dividend as ordinary income.

The Company may elect to retain and pay income tax on its net capital gain received during the taxable year. For taxable years beginning after December 31, 1997, if the Company so elects for a taxable year, the Company's shareholders would include in income as long-term capital gains their proportionate share of such portion of the Company's undistributed net capital gain for the taxable year as the Company may designate. A shareholder would be deemed to have paid his or her share of the tax paid by the Company on such undistributed net capital gain, which would be credited or refunded to the shareholder. The shareholder's basis in his shares of Common Stock would be increased by the amount of undistributed net capital gain included in the shareholder's income, less the capital gains tax paid by the Company.

The Taxpayer Relief Act of 1997 (the "Taxpayer Relief Act") alters the taxation of capital gain income. Under the Taxpayer Relief Act, individuals, estates and trusts who hold certain investments for more than 18 months may be taxed at a maximum long-term capital gain rate of 20% on the sale or exchange of those investments. Individuals, estates and trusts who hold certain assets for more than 12 months but no more than 18 months may be taxed at a maximum rate of 28% on the sale or exchange of those investments. The Taxpayer Relief Act also provides a maximum rate of 25% for "unrecaptured section 1250 gain" for individuals, special rules for "qualified 5-year gain," as well as other changes to prior law. The Taxpayer Relief Act allows the Internal Revenue Service (the "Service") to prescribe regulations on how the Taxpayer Relief Act's new capital gain rates will apply to sales of capital assets by "pass-thru entities," which include REITs such as the Company. To date, regulations have not yet been promulgated. However, in Notice 97-64, issued on November 10, 1997, the Service indicated that the regulations will provide that whether capital gains dividends are taxed at the 28%, 25% or 20% rate will be determined by reference to the Company's holding periods in the property that generates the gain and the amount of unrecaptured straight-line depreciation attributable to such property. Investors are urged to consult their own tax advisors with respect to the new rules contained in the Taxpayer Relief Act. The Company annually notifies shareholders as to the amount of distributions paid (or deemed paid) during the preceding year and the extent to which such distributions represent each of (a) distributions taxable at ordinary income tax rates, (b) capital gains dividends and (c) returns of capital. See "Federal Income Tax Considerations--Taxation of Taxable Domestic Shareholders."

The Company's tax returns for years after 1993 have not been examined by the Service and, therefore, the taxability of distributions is subject to change.

                         SELECTED FINANCIAL INFORMATION

The following table summarizes certain selected financial information of the Company and should be read in conjunction with the financial statements and notes thereto which appear elsewhere in this Prospectus Supplement. Results of operations for the nine months ended September 30, 1997 are not necessarily indicative of the results to be expected for the full year.

                                   -----------------------------------------------------------------------------------------
                                     NINE MONTHS ENDED
                                       SEPTEMBER 30,                              YEAR ENDED DECEMBER 31,
                                   ----------------------      -------------------------------------------------------------
                                     1997         1996           1996        1995(1)       1994         1993         1992
                                   ---------    ---------      ---------    ---------    ---------    ---------    ---------
In thousands, except per share
  information
STATEMENTS OF OPERATIONS
  INFORMATION
Rental revenues                      $79,849      $72,660        $98,342      $94,865      $93,132      $45,927      $45,957
Management fees                        2,209        1,893          2,682        3,624        4,926           92           --
Total revenues                        84,023       76,322        104,072      125,750      100,376       46,406       46,188
Property operations expenses          32,824       31,194         41,597       40,830       39,711       21,034       19,579
Depreciation and amortization         17,238       15,679         21,127       19,102       16,728        8,958        8,089
Direct cost of management fees         1,553        1,300          1,884        2,837        3,649           56           --
Mortgage and loan interest            12,264       14,865         18,701       23,708       25,872       11,471       11,530
General and administrative
  expenses                             4,256        4,103          6,623        7,559        6,366        2,411        4,075
Income before gain (loss) on sale
  or disposition of assets,
  income taxes and extraordinary
  item                                15,782        8,394         13,199       29,311        4,485        2,452          933
Net income                            17,650        7,491         10,501       28,990        4,215        2,452          933
Earnings per common
  share--primary                       $0.79        $0.40          $0.54        $1.61        $0.24        $0.18        $0.07
Dividends declared per common
  share                                $0.30            -          $0.05            -            -            -            -
Weighted average common shares
  and common equivalent shares
  outstanding--primary                22,251       18,741         19,500       18,011       17,719       13,352       13,220

In thousands
BALANCE SHEET INFORMATION
Operating properties (before
  depreciation)                     $641,637     $578,796       $582,972     $571,313     $578,237     $566,770     $311,286
Total assets                         605,319      586,277        584,666      578,756      613,806      615,089      396,841
Debt                                 202,091      249,925        203,044      254,909      323,765      330,625      155,362
Total shareholders' equity           380,524      319,477        364,135      310,697      280,601      275,450      235,514

In thousands, except property
  information
OTHER INFORMATION
Funds from operations(2)             $31,937      $23,676        $33,154      $36,707      $23,475      $11,075      $10,674
Net cash provided by operating
  activities                          36,371       21,898         35,948       43,919       20,276       11,925       10,453
Net cash provided by (used in)
  investing activities               (61,017)      (8,392)       (12,870)      26,593       (7,107)       5,746       (2,109)
Net cash used in financing
  activities                         $(1,776)     $(5,493)      $(12,778)    $(68,412)     $(8,420)     $(8,388)     $(2,227)
Number of office buildings (at
  end of period)                         225          215            215          216          219          219          126
Net rentable square feet in
  office buildings (at end of
  period)                          8,200,050    7,661,350      7,661,350    7,672,390    7,906,370    7,906,370    4,058,380
Percentage leased (at end of
  period)                                 92%          90%            92%          91%          90%          88%          88%

---------------

(1) For 1995, total revenues, net income and funds from operations include $13,066 of interest revenue associated with the mortgage notes of TKPL which were acquired by the Company and retired by TKPL during 1995. In addition, for 1995, total revenues and net income include $11,288 of gain associated with the partial repayment of an unsecured note of TKPL. See Note 3 to Consolidated Financial Statements on page F-17.

(2) The Company believes that funds from operations is one measure of the performance of a REIT, and the Company has included such information to assist investors in analyzing the performance of the Company. Funds from operations does not represent cash generated from operating activities in accordance with GAAP. Funds from operations should not be considered as an alternative to net income as an indication of the Company's financial performance or to cash flow from operating activities (determined in accordance with GAAP) as a measure of the Company's liquidity, nor is it necessarily indicative of sufficient cash flow to fund all of the Company's needs.

CALCULATION OF FUNDS FROM OPERATIONS

                                            ----------------------------------------------------------------------------
                                            Nine Months Ended
                                              September 30,                       Year Ended December 31,
                                            ------------------      ----------------------------------------------------
                                             1997       1996         1996        1995       1994       1993       1992
               In thousands                 -------    -------      -------    --------    -------    -------    -------
Net income                                  $17,650    $ 7,491      $10,501    $ 28,990    $ 4,215    $ 2,452    $   933
Depreciation--real estate                    15,703     14,534       19,538      17,363     15,202      8,403      7,673
Amortization--deferred tenant costs             739        661          929         656        452        197         86
Amortization--goodwill                          128        128          171         504        665         23         --
Litigation costs                                 --        371          424         176      1,902         --         --
Loss (gain) on early retirement of debt         144         18        1,386        (919)        --         --         --
Provision for loss on land held for sale       (379)        --           --         970        996         --         --
Loss (gain) on sale or disposition of
  assets                                     (2,057)       452          497         255         43         --         --
(Gain) reduction of gain on TKPL note to
  Southeast                                       9         21         (292)    (11,288)        --         --         --
Provision for losses on loans to KPI             --         --           --          --         --         --      1,982
                                            -------    -------      -------    --------    -------    -------    -------
Funds from operations                       $31,937    $23,676      $33,154    $ 36,707    $23,475    $11,075    $10,674
                                            =======    =======      =======    ========    =======    =======    =======

The 1995 calculated funds from operations includes $13,066 of interest revenue associated with the mortgage notes of TKPL which were acquired by the Company and retired by TKPL during 1995. See Note 3 to Consolidated Financial Statements on page F-17.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and related notes appearing elsewhere herein.

RESULTS OF OPERATIONS--NINE MONTHS ENDED SEPTEMBER 30, 1997 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1996

Rental Revenues

Rental revenues increased to $79,849,000 during the nine month period ended September 30, 1997, compared to $72,660,000 during the same period last year. This increase in rental revenues resulted primarily from (i) increases in the percent leased rate and the Company's average rental rate and (ii) rental revenues from the properties acquired and construction completed during 1997 ($2,103,000). At September 30, 1997, the Company's buildings were on average 92 percent leased with an average rental rate of $14.84 per square foot.

Management Fee Revenues

Management fee revenues increased to $2,209,000 during the nine month period ended September 30, 1997, compared to $1,893,000 during the same period last year. This increase was due primarily to an increase in the leasing fees earned under the management contract with Centoff Realty Company, Inc. ("Centoff"), a subsidiary of Morgan Guaranty.

Interest Revenues

Compared to the same period last year, interest revenues decreased $223,000 during the nine month period ended September 30, 1997, due to the lower average balance of cash to invest.

Expenses

Property operating expenses include such charges as utilities, real estate taxes, janitorial, maintenance, provision for uncollectible rents and management costs. The amounts of property operating expenses and their percentages of total rental revenues for the applicable periods are as follows:

                                -----------------------------------
                                                   PERCENT OF
            PERIOD                AMOUNT      TOTAL RENTAL REVENUES
            ------              -----------   ---------------------
September 30, 1997--Nine
  Months                        $32,824,000           40.9%
September 30, 1996--Nine
  Months                        $31,194,000           42.7%

Property operating expenses increased primarily due to (i) increased accruals for real estate taxes, (ii) increases in janitorial costs and (iii) operating expenses for the properties acquired and construction completed during 1997 ($733,000).

Depreciation expense has been calculated on the straight line method based upon the useful lives of the Company's depreciable assets, generally three to 40 years. Depreciation expense increased $1,187,000 for the nine month period ended September 30, 1997, compared to the same period last year, due to (i) improvements made to the Company's existing properties during 1996 and 1997 and
(ii) the properties acquired and construction completed during 1997. Amortization expense increased $372,000 for the nine month period ended September 30, 1997, compared to the same period last year, due primarily to financing costs which were incurred for (i) the mortgage loan from The Northwestern Mutual Life Insurance Company ("Northwestern") and (ii) the secured revolving credit facility which closed during April 1997.

Interest expense decreased by $2,601,000 during the nine month period ended September 30, 1997, compared to the same period last year, primarily due to the reduction in the average balance of mortgages and loans payable. At September 30, 1997, the weighted average interest rate on the Company's outstanding debt was approximately 8.3 percent.

General and administrative expenses for the nine month periods ended September 30, 1997 and 1996, totalled $4,256,000 and $4,103,000, respectively, which is
0.9 percent and 0.9 percent (annualized) of average invested assets. This increase was due primarily to (i) increases in director fees due primarily to the increase in the number of directors and (ii) costs for a Company-wide managers meeting held during August 1997.

Direct costs of management fees increased $253,000 for the nine month period ended September 30, 1997, compared to the same period last year, due to increased costs associated with providing property management services for all management contracts.

Based on the proceeds received from the sale of a Miami land parcel and the Company's analysis of the fair value of the remaining land parcels held for sale, the Company reversed $379,000 of the provision for loss on land held for sale, which had been previously recorded.

Net income increased $10,159,000 during the nine month period ended September 30, 1997, compared to the same period last year. This improvement is due primarily to the increase in rental revenues, the gain on sale or disposition of assets and the reductions in (i) interest expense and (ii) income tax expense. These items were partially offset by the increases in (i) property operating expense and (ii) depreciation and amortization expense.

RESULTS OF OPERATIONS--COMPARISON OF 1996 TO 1995 AND COMPARISON OF 1995 TO 1994

Rental Revenues

Rental revenues increased $3,477,000 from the year ended December 31, 1995 to the year ended December 31, 1996. This increase resulted primarily from (i) increases in the percent leased rate and the Company's average rental rate and
(ii) increases in revenues from operating cost escalations and other items passed through to tenants. The effect of these increases was partially offset by the sale of three buildings during 1995, which is described below. For 1995, rental revenues increased $1,733,000 from the year ended December 31, 1994. This increase resulted primarily from increases in the percent leased rate and the average rental rate in the Company's buildings, which increases were partially offset by the sale of three buildings (containing 233,980 net rentable square feet) on July 31, 1995. During 1995, the Company earned $2,228,000 in rental revenues from these three buildings through the date of sale. As of December 31, 1996, the Company's buildings were on average 92 percent leased. As of December 31, 1995 and 1994, the buildings owned by the Company were on average 91 and 90 percent leased, respectively.

Management Fee Revenues

Management fee revenues decreased $942,000 for 1996 as compared to 1995. This decrease was due primarily to the termination of the management agreement with TKPL which resulted from the sale of all of TKPL's operating properties on July 31, 1995. The Company earned $1,685,000 in management fee revenue from this contract during 1995. This decrease was partially offset by (i) an increase in fees earned for construction management services and (ii) an increase in fees earned under the management contract with Centoff. Management fee revenues decreased by $1,302,000 for 1995 as compared to 1994. This decrease was primarily due to the termination of the management agreement with TKPL, as previously described. The effect of this decrease was partially offset by an increase in the fees earned under the management contract with Centoff. On May 5, 1994, third party management contracts on two buildings terminated due to a change of ownership of such buildings. Management fee revenue related to the management of such buildings totalled approximately $106,000 during 1994.

Interest Revenues

Interest revenues decreased $12,489,000 for 1996 as compared to 1995. This decrease was due to the interest revenue earned during 1995 from the TKPL mortgage notes ($13,066,000). For 1995, interest revenues increased $13,378,000 from the year ended December 31, 1994. This increase was due to (i) the interest revenue associated with the TKPL mortgage notes ($13,066,000), (ii) the higher interest rates earned on the Company's temporary cash investments and (iii) the higher average balance of temporary cash investments.

Gain on TKPL Unsecured Note to Southeast

During 1995, Southeast, a wholly owned subsidiary of the Company, received approximately $17.7 million as a partial repayment of an unsecured note, issued by TKPL to KPI (and subsequently transferred by KPI to Southeast in connection with the Merger) in an original principal amount of approximately $31 million. This TKPL unsecured note had been valued and carried on the books of the Company at $0. A gain of $11,288,000 was recorded on this repayment, which was net of a write-off of unamortized cost in excess of fair value of net assets acquired from KPI of $6,412,000.

Expenses

During 1996, property operating expenses increased by $767,000 or 1.9 percent, compared to 1995, primarily due to increases in maintenance costs. During 1995, property operating expenses increased by $1,119,000 or 2.8 percent, compared to 1994, primarily due to the increase in management cost for the Company's buildings. This increase in management cost was primarily due to the accrued compensation expense ($876,000) related to stock appreciation rights granted in conjunction with stock options. For 1996, property operating expenses as a percentage of total rental revenues were 42.1 percent. For 1995 and 1994, property operating expenses as a percentage of total rental revenues were 42.8 percent and 42.1 percent, respectively.

Depreciation expense increased $2,208,000 or 12.5 percent in 1996 compared to the prior year, due to improvements made to the properties owned by the Company during 1996 and 1995. For 1995, depreciation expense increased $2,222,000 or
14.4 percent compared to the prior year, due to improvements made to the properties owned by the Company during 1995 and 1994.

Amortization expense decreased by $183,000 during 1996 compared to 1995, due primarily to the $6,412,000 of unamortized cost in excess of fair value of net assets acquired which was written off and offset against proceeds received by Southeast from the TKPL unsecured note during 1995. For 1995, amortization expense increased $152,000 compared to the prior year, due to amounts incurred for deferred tenant costs.

Interest expense decreased by $5,007,000 during 1996 compared to 1995, primarily due to the reduction in the average balance of mortgages and loans payable. Interest expense decreased by $2,164,000 during 1995 compared to 1994, primarily due to (i) the reduction in the average balance of mortgages and loans payable and (ii) the forgiveness of accrued interest on certain debt due to early repayment ($1,362,000), which forgiveness was partially offset by yield maintenance payments required due to early repayment of certain mortgages ($882,000). During 1996, 1995 and 1994, the weighted average interest rate on the Company's variable rate loans was 9.3 percent, 8.4 percent and 7.9 percent, respectively. The Company's average outstanding amount under such loans during 1996, 1995 and 1994 was $18,280,000, $47,945,000 and $58,718,000, respectively.

General and administrative expenses were 1.1 percent, 1.2 percent and 1.0 percent of average invested assets for 1996, 1995 and 1994, respectively. For 1996, general and administrative expenses decreased $936,000 compared to 1995, primarily due to (i) decreases in the accrual for compensation expense related to stock appreciation rights granted in conjunction with stock options, (ii) decreases in professional and legal fees incurred, (iii) decreases in certain insurance costs, and (iv) decreases in the accrual for the Company's contribution to its 401(k) Plan. For 1995, general and administrative expenses increased $1,193,000 compared to the prior year, primarily due to (i) increases in the accrual for compensation expense related to stock appreciation rights granted in conjunction with stock options ($423,000), (ii) the accrual for expense related to the Supplemental Executive Retirement Plan adopted during 1995 ($184,000) and (iii) increases in compensation costs.

For 1996, direct costs of management fees decreased $953,000, compared to 1995, due to the termination of the management agreement with TKPL which resulted from the sale of all of TKPL's operating properties during 1995. The Company incurred $1,601,000 in costs pursuant to this contract during 1995. This decrease was partially offset by (i) an increase in costs associated with providing construction management services and (ii) an increase in costs for providing services under the management agreement with Centoff. Direct costs of management fees decreased by $812,000 for 1995, compared to 1994, due to the termination of the management agreement with TKPL, as previously described. The effect of this decrease was partially offset by the increase in costs for providing services under the management agreement with Centoff.

For 1996, undeveloped land costs remained basically unchanged from those incurred during 1995. Real estate taxes and other costs related to the Company's unimproved land decreased $155,000 during 1995, compared to 1994, due to (i) the sale of a parcel of unimproved land (approximately 23 acres) during October 1994 ($77,000) and (ii) the sale of two parcels of unimproved land (approximately 44 acres) on July 31, 1995 ($22,000).

During 1994, the Company settled a pending class action proceeding (the "Securities Action"). The Company recorded a provision of $1,685,000 relating to the settlement of the Securities Action and incurred additional costs related to such settlement which totalled $217,000.

During 1995, the Company recorded a provision for loss on land held for sale which totalled $970,000. This provision for loss was based upon a contract for the sale of a land parcel which closed in 1997. In 1994, the Company recorded a provision for loss on land held for sale which totalled $996,000. This provision for loss was based upon contracts for the sale of two land parcels. The sale of one of these land parcels was consummated during 1994, while the contract for the sale of the other land parcel expired.

Management periodically reviews its investment in properties for evidence of other than temporary impairments in value. Factors considered consist of, but are not limited to, the following: current and projected occupancy rates, market conditions in different geographic regions and management's plans with respect to its properties. Where management concludes that expected cash flows will not enable the Company to recover the carrying amount of its investments, losses are recorded and asset values are reduced. No such impairments in value existed during 1996, 1995 or 1994.

Net Income
Net income totalled $10,501,000, $28,990,000 and $4,215,000 for 1996, 1995 and
1994, respectively. For 1996, net income decreased $18,489,000 compared to the prior year due primarily to (i) the interest revenue earned during 1995 on the TKPL mortgage notes which were retired by TKPL during 1995 and (ii) the gain associated with the partial repayment of an unsecured TKPL note to Southeast during 1995. For 1995, net income increased $24,775,000 over the prior year due to (i) the interest revenue associated with KE's investment in the TKPL mortgage notes, (ii) the gain associated with the partial repayment of a note owing from TKPL to Southeast, (iii) the reduction in mortgage and loan interest, (iv) the increase in rental revenues, and (v) the gain on early retirement of debt.

LIQUIDITY AND CAPITAL RESOURCES

Operating Activities
During the nine months ended September 30, 1997, the Company generated approximately $36.4 million in net cash from operating activities. During the year ended December 31, 1996, the Company generated approximately $35.9 million in net cash from operating activities. The Company's primary internal sources of cash are (i) the collection of rents from buildings owned by the Company and
(ii) the receipt of management fees paid to the Company in respect of properties managed on behalf of others. As a REIT for federal income tax purposes, the Company is required to pay out annually, as dividends, 95 percent of its REIT taxable income computed without regard to its net capital gain or the dividends-paid deduction (which, due to non-cash charges, including depreciation and net operating loss carryforwards, may be substantially less than cash flow). In 1994, 1995 and 1996, the Company's REIT taxable income was reduced to zero by net operating losses of the Company and by operating losses of KPI to which the Company succeeded in the Merger. The Company did not pay any dividends in such years as it believed that the capital resources preserved by not paying dividends could be more effectively used to continue to repay relatively high-cost debt and/or to invest in selective development opportunities. In 1997, the Company resumed paying dividends. The Company believes that its cash provided by operating activities will be sufficient to cover debt service payments and to pay the dividends required to maintain REIT status through 1997.

The level of cash flow generated by rents depends primarily on the occupancy rates of the Company's buildings and changes in rental rates on new and renewed leases and under escalation provisions. As of December 31, 1996, approximately 94 percent of the Company's annualized gross rental revenues were derived from existing leases containing provisions for rent escalations. However, the Company may determine, for a variety of reasons, including tenant relations, not to enforce such provisions.

As of September 30, 1997, leases representing approximately 9.6 percent of the gross annualized rent from the Company's properties, without regard to the exercise of options to renew, were due to expire during the remainder of 1997. This represents 387 leases for space in buildings located in 19 of the 20 Koger Centers or locations in which the Company owns buildings. Certain of these tenants may not renew their leases or may reduce their demand for space. During the nine months ended September 30, 1997, leases were renewed on approximately 68 percent of the Company's net rentable square feet which were scheduled to expire during the nine month period. Leases were renewed on approximately 63 percent, 67 percent and 61 percent of the Company's net rentable square feet which were scheduled to expire during 1996, 1995 and 1994, respectively. For those leases which renewed during the nine months ended September 30, 1997, the average rental rate increased from $14.44 to $15.69. However, current market conditions in certain markets may require that rental rates at which leases are renewed or at which vacated space is leased be lower than rental rates under existing leases.

The Company continues to benefit from improving economic conditions and reduced vacancy levels for office buildings in many of the metropolitan areas in which the Company owns buildings. However, the Company, along with other lessors of commercial office properties, offers incentives to tenants with respect to the payment of tenant improvement costs. In addition, in certain markets, the Company may offer reduced rents during initial lease periods. The Company believes that the southeastern and southwestern regions of the United States provide significant economic growth potential due to their diverse regional economies, expanding metropolitan areas, skilled work force and moderate labor costs. However, the Company cannot predict whether such economic growth will continue. Cash flow from operations could be reduced if economic growth were not to continue in the Company's markets and if this resulted in lower occupancy rates for the Company's buildings.

Governmental tenants (including the State of Florida and the United States of America) which accounted for 24.5 percent of the Company's leased space as of September 30, 1997, may be subject to budget reductions in times of recession and governmental austerity measures. Consequently, there can be no assurance that governmental appropriations for rents may not be reduced. Additionally, certain of the private-sector tenants which have contributed to the Company's rent stream may reduce their current demands, or curtail their future need, for additional office space.

At September 30, 1997, the Company had management contracts for the management of 22 commercial office properties. On March 31, 1997, a management agreement to manage 21 commercial office buildings owned by Centoff was automatically extended to March 31, 1998. This management agreement provides that, so long as no default has occurred, the management agreement will be automatically extended from year to year until such time as the management agreement is terminated. The Company earned fees of $2,259,000 from this management agreement during 1996. Another agreement to manage one commercial office building has been extended on a month to month basis. During 1996, the Company earned management fees of $92,000 for the management of this building. With the sale of TKPL's 92 buildings during 1995, Southeast's management agreement with TKPL ended.

Investing Activities
At September 30, 1997, substantially all of the Company's invested assets were in real properties. Improvements to the Company's existing properties have been financed through internal operations. During the nine month period ended September 30, 1997, the Company's expenditures for improvements to existing properties increased by $187,000 over the corresponding period of the prior year primarily due to increases in expenditures for tenant improvements to the Company's buildings. During 1996, the Company's expenditures for improvements to existing properties decreased by $1.8 million over the prior year, primarily due to reductions in expenditures for tenant improvements and energy management improvements.

During the quarter ended September 30, 1997, the Company completed the construction of a building located in Memphis, Tennessee which contains 40,700 net rentable square feet. The Company had seven buildings under construction which will contain approximately 567,600 net rentable square feet. Expenditures for construction of these seven buildings are expected to total approximately $42.2 million, excluding land and tenant improvement costs.

On May 15, 1997, the Company acquired three buildings, containing 134,000 net rentable square feet and 5.26 acres of unimproved land located in Greenville, South Carolina for a purchase price of $14 million. On June 4, 1997, the Company acquired two buildings, containing 214,100 net rentable square feet, located in San Antonio, Texas for a purchase price of $15.5 million. On June 18, 1997, the Company acquired a building, containing 23,000 net rentable square feet, located in Jacksonville, Florida for a purchase price of $3.3 million. On August 4, 1997, the Company acquired a building, containing 80,500 net rentable square feet, located in Tallahassee, Florida for a purchase price of $9.575 million. On September 23, 1997, the Company acquired two buildings, containing 46,400 net rentable square feet, and 2.4 acres of unimproved land located in El Paso, Texas for a purchase price of $3.3 million.

During 1995, KE acquired $32.3 million in aggregate principal amount of TKPL mortgage notes for an aggregate purchase price of approximately $18.2 million. During the quarter ended September 30, 1995, TKPL retired the TKPL mortgage notes. KE recorded approximately $13.1 million of interest revenue on the TKPL mortgage notes during 1995.

During 1996 and 1995, Southeast received $292,000 and $17.7 million, respectively, as partial repayment of an unsecured note issued by TKPL to KPI (and subsequently transferred by KPI to Southeast in connection with the Merger) in an original principal amount of approximately $31 million.

During the quarter ended March 31, 1997, the Company sold 8.1 acres of unimproved land located in Miami, Florida for approximately $2,908,000, net of selling costs. On August 8, 1997, the Company sold 17.2 acres of unimproved land located in Richmond, Virginia for approximately $3,433,000, net of selling costs. During 1996, the Company sold a 30 acre land parcel located in Birmingham, Alabama for $1,263,000, net of selling costs. During 1995, the Company sold three office buildings (containing 233,980 net rentable square feet), two undeveloped land parcels (totalling approximately 44 acres), and certain other assets for approximately $25,267,000, net of selling costs.

Based on its improved financial structure and results, the Company is in a position to capitalize on some of its strengths, such as the value of its franchise in the suburban office park market and its operating systems, development expertise, acquisition expertise and unimproved land available for development. The Company has committed to a plan to enhance shareholder value by refinancing indebtedness and increasing growth. The Company has completed the refinancing of its indebtedness to eliminate certain restrictive covenants which had limited the Company's ability to grow through development and acquisitions. During April 1997, the Company closed on a $50 million secured revolving credit facility which is available to finance growth opportunities. The plan also contemplates the possible use by the Company of its existing inventory of land held for development, most of which is partially or wholly improved with streets and/or utilities and is located in various metropolitan areas where the Company currently operates suburban office parks. The Company continues to acquire existing office buildings and may acquire land for development in other markets in the Southeast and Southwest that the Company considers favorable.

Financing Activities
Historically, the Company's primary external sources of cash have been in the form of bank borrowings, mortgage financings, and public and private offerings of equity securities. The proceeds of these financings were used by the Company to acquire buildings or to refinance debt.

During April 1997, the Company closed a $50 million secured revolving credit facility provided by First Union National Bank of Florida and Morgan Guaranty Trust Company of New York. As of September 30, 1997, the Company had $8 million outstanding under this revolving credit facility.

On May 2, 1997, the Company's Board of Directors approved the repurchase of up to one million shares of the Company's Common Stock. On that date, the Company repurchased 372,600 shares of Common Stock for approximately $5.75 million.

During July 1997, the Company's Board of Directors approved the redemption of warrants outstanding on August 29, 1997 (the "Redemption Date") for $3.81 per warrant. Each warrant gave the holder the right to purchase one share of Common Stock at a price of $8.00 per share, until the Redemption Date. The Company redeemed 99,871 warrants following the Redemption Date. The remaining warrants were exercised by the holders either on or prior to the Redemption Date.

On October 10, 1996, the Company completed a private placement of three million shares of its Common Stock to an affiliate of Apollo Real Estate Investment Fund II, L.P. for an aggregate sales price of $43.5 million. The Company applied the proceeds from this sale to the repayment of indebtedness with an average interest rate of approximately eight percent. See "Principal
Shareholders--Agreements with Shareholders."

On December 18, 1996, the Company closed on $175.9 million of a $190 million non-recourse loan with Northwestern which is secured by 10 office parks. This loan is divided into (i) a tranche in the amount of $100.5 million ($86.4 million of which was initially drawn) with a 10 year maturity and an interest rate of 8.25 percent and (ii) a tranche in the amount of $89.5 million with a maturity of 12 years and an interest rate of 8.33 percent. During August 1997, the Company drew $8.3 million of the remaining Northwestern loan proceeds when the $8.2 million existing indebtedness on a building matured. The Company plans to draw the remaining loan proceeds when the existing indebtedness on a building matures. Amortization with respect to this indebtedness is based on equal monthly installments over a 25 year amortization period. This indebtedness requires the Company to maintain certain financial ratios.

With the proceeds of the private placement of Common Stock and the Northwestern loan, the Company repaid all of the restructured debt acquired pursuant to the Merger and repaid all of its bank debt. The repayment of this indebtedness eliminated the restrictive covenants which had limited the Company's ability to grow. During the nine months ended September 30, 1997, the Company repaid approximately $6.9 million of the outstanding balances of mortgages and loans payable. These early repayments resulted in the release of four buildings containing 126,370 net rentable square feet, which had been collateral for these loans. At September 30, 1997, the Company had 69 buildings, containing 2,459,000 net rentable square feet, which were unencumbered.

Loan maturities and normal amortization of mortgages and loans payable are expected to total approximately $3.6 million over the next twelve months. The Company believes that these obligations will be paid from cash provided by operations or from current cash balances. Significant maturities of the Company's mortgages and loans payable do not begin to occur until 2006.

In order to generate funds sufficient to make principal payments in respect of indebtedness of the Company over the long term, as well as necessary capital and tenant acquisition expenditures, the Company will be required to successfully refinance its indebtedness or procure additional equity capital. However, there can be no assurance that any such refinancing or equity financing will be achieved or will generate adequate funds on a timely basis for these purposes. If additional funds are raised by issuing equity securities, further dilution to existing shareholders may result. Unfavorable conditions in the financial markets, the degree of leverage of the Company and various other factors may limit the ability of the Company to successfully undertake any such financings, and no assurance can be given as to the availability of alternative sources of funds. The Company has filed shelf registration statements with respect to the possible issuance of up to $300,000,000 of its Common Stock and/or Preferred Stock, and the Offering is being made thereunder. During 1995, the Company wrote off $745,000 of certain costs incurred for potential public and private offerings of equity securities which management determined had no future value.

In addition, in the event the Company is unable to generate sufficient funds both to meet principal payments in respect of its indebtedness and to satisfy distribution requirements of 95 percent of annual REIT taxable income (computed without regard to the Company's net capital gain or the deduction for dividends paid) to its shareholders, the Company may be unable to qualify as a REIT. In such an event, the Company (i) will incur federal income taxes and perhaps penalties, (ii) if the Company is then paying dividends, may be required to decrease any dividend payments to its shareholders, and (iii) the market price of the Common Stock may decrease. The Company would also be prohibited from requalifying as a REIT for five years.

IMPACT OF INFLATION

The Company may experience increases in its expenses as a result of inflation; however, the amount of such increases cannot be accurately determined. The Company's exposure to inflationary cost increases in property level expenses is reduced by escalation clauses which are included in most leases. Inflationary pressure may increase operating expenses, including labor and energy costs (and, indirectly, property taxes), above expected levels at a time when it may not be possible to increase lease rates to offset such higher operating expenses. In addition, inflation can have secondary effects upon occupancy rates by decreasing the demand for office space in many of the markets in which the Company operates. As of December 31, 1996, 94 percent of the Company's annualized rentals were subject to leases having annual escalation clauses. As of December 31, 1995 and 1994, 93 percent and 94 percent, respectively, of the Company's annualized rentals were subject to leases having annual escalation clauses.

Historically, inflation has often caused increases in the value of income-producing real estate through higher rentals. The Company, however, can provide no assurance that inflation will increase the value of its properties in the future, and, in fact, the rate of inflation over recent years has been considerably below that which has been experienced previously.

                            BUSINESS AND PROPERTIES

GENERAL

The Company is a self-administered and self-managed REIT which owns 225 Office Buildings, of which 222 are in 18 Koger Centers and three are outside Koger Centers. The Koger Centers are located in 13 metropolitan areas throughout the southeastern and southwestern United States. In addition, the Company owns approximately 145 acres of unencumbered Development Land. Most of the Development Land adjoins Office Buildings in ten Koger Centers and has infrastructure, including roads and utilities, in place. The Company provides leasing, management and other customary tenant-related services for the Office Buildings and for 22 additional office buildings containing approximately 1.3 million net rentable square feet owned by other parties.

MARKETS

Overview
The Company has historically focused its activities in the southeastern and southwestern areas of the United States due to their favorable demographic and economic characteristics. The Company believes that these markets have certain advantages which will contribute to the Company's growth and profitability, including pro-business environments and developed transportation infrastructures. These advantages make these markets a leading choice for business and household locations. According to the 1997 MSA Profile--Metropolitan Area Projections to 2020 by Woods and Poole Economics, Inc. (the "MSA Profile Report"), as set forth in the tables below, the Company's markets have, on average, experienced population and employment growth in excess of the national average and are expected to continue to do so over the next several years. The following information summarizes certain demographic and economic trends in the 13 markets in which the Company owns Office Buildings and briefly describes the Koger Centers located in such markets. The population and employment growth information presented in this Prospectus Supplement was derived from the MSA Profile Report. All information with respect to square footage of properties is approximate.

                         POPULATION GROWTH PROJECTIONS

                                 ------------------------------------------------------------------------------------------------
                                                                                                                        COMPOUND
                                                                                                                         ANNUAL
                                                                                                                         GROWTH
MARKET                              1990             1996               2000             2005             2010          1990-2010
------                           -----------      -----------        -----------      -----------      -----------      ---------
FLORIDA
  Jacksonville                       912,710          990,080          1,053,120        1,130,140       1,208,440          1.4%
  Orlando                          1,239,120        1,445,230          1,667,210        1,936,290       2,203,070          2.9%
  St. Petersburg/Tampa             2,075,610        2,227,950          2,412,410        2,638,640       2,867,510          1.6%
  Tallahassee                        234,910          261,780            279,070          300,180         321,560          1.6%

GEORGIA
  Atlanta                          2,977,680        3,505,970          3,795,730        4,151,420       4,511,440          2.1%

NORTH CAROLINA
  Charlotte                        1,168,550        1,313,100          1,405,550        1,518,570       1,633,190          1.7%
  Greensboro                       1,053,610        1,137,080          1,187,210        1,248,190       1,310,680          1.1%

OKLAHOMA
  Tulsa                              710,740          751,630            770,540          793,210         817,020          0.7%

SOUTH CAROLINA
  Greenville                         833,590          894,680            934,050          981,930       1,031,040          1.1%

TENNESSEE
  Memphis                          1,009,930        1,079,370          1,122,100        1,174,070       1,227,650          1.0%

TEXAS
  Austin                             850,570        1,020,250          1,098,790        1,194,910       1,292,090          2.1%
  El Paso                            596,270          690,550            737,910          795,940         854,860          1.8%
  San Antonio                      1,327,560        1,487,190          1,595,390        1,727,910       1,862,320          1.7%
    AVERAGE                        1,153,142        1,292,682          1,389,160        1,507,031       1,626,220          1.7%
    UNITED STATES                249,402,970      265,225,490        274,581,020      285,913,030     297,640,710          0.9%

                         EMPLOYMENT GROWTH PROJECTIONS

                                 ------------------------------------------------------------------------------------------------
                                                                                                                        COMPOUND
                                                                                                                         ANNUAL
                                                                                                                         GROWTH
MARKET                              1990             1996               2000             2005             2010          1990-2010
------                           -----------      -----------        -----------      -----------      -----------      ---------
FLORIDA
  Jacksonville                       545,700          586,280            610,530          655,240         700,710          1.3%
  Orlando                            751,300          889,250            992,490        1,138,070       1,278,080          2.7%
  St. Petersburg/Tampa             1,091,560        1,239,550          1,346,580        1,477,240       1,602,700          1.9%
  Tallahassee                        149,790          173,350            185,750          200,990         215,750          1.8%

GEORGIA
  Atlanta                          1,896,970        2,256,300          2,431,140        2,648,280       2,862,000          2.1%

NORTH CAROLINA
  Charlotte                          753,080          854,880            907,870          972,580       1,037,050          1.6%
  Greensboro                         687,090          754,040            791,500          837,890         885,370          1.3%

OKLAHOMA
  Tulsa                              414,490          458,650            477,910          500,420         522,540          1.2%

SOUTH CAROLINA
  Greenville                         488,730          540,000            568,480          603,290         638,220          1.3%

TENNESSEE
  Memphis                            604,870          652,870            673,380          709,470         748,120          1.1%

TEXAS
  Austin                             515,710          660,600            715,710          779,620         837,540          2.5%
  El Paso                            270,640          313,770            340,070          370,870         398,980          2.0%
  San Antonio                        700,410          791,250            839,870          916,300         993,710          1.8%
    AVERAGE                          682,334          782,368            837,022          908,481         978,521          2.1%
    UNITED STATES                138,981,300      149,285,620        155,511,510      163,584,780     171,909,790          1.1%

Market Descriptions

Jacksonville, Florida
Jacksonville's economy is a diversified mix of retail trade, services, shipping, financial services, manufacturing and government and military offices and installations. A planned port expansion, as well as a new National Football League franchise have contributed to an increase in the city's rate of economic growth, and will continue to do so over the next several years. Major private employers in the area include Winn-Dixie, AT&T American Transtech, Publix Super Markets and Blue Cross & Blue Shield of Florida, Inc.

The Company's Jacksonville Baymeadows Center consists of four Office Buildings containing 468,000 net rentable square feet and two office buildings currently under construction containing 177,200 net rentable square feet on 13.3 acres of Development Land. As of September 30, 1997, the Jacksonville Baymeadows Center was 99% leased at an average annual rent per square foot of $18.20. Tenants in the center include Blue Cross & Blue Shield of Florida, Inc., Carolina Casualty, General Motors Acceptance Corporation, Pitney Bowes, Wellspring Resources and The Unisys Group. The Jacksonville Baymeadows Center is located on Interstate 95 at Baymeadows Road and is strategically situated among some of the fastest growing areas of Jacksonville.

The Company's second Koger Center in Jacksonville is the Jacksonville Central Center, which consists of 31 Office Buildings containing 666,500 net rentable square feet. The center is located on Beach Boulevard west of the Hart Expressway, approximately 20 minutes from the airport and five minutes from downtown Jacksonville. As of September 30, 1997, the center was 89% leased with an average annual rent per square foot of $11.92. The Jacksonville Central Center houses tenants including Landstar and various departments and agencies of the United States Government and the State of Florida.

The Company recently acquired an Office Building containing 23,000 net rentable square feet in Deerwood Park, a planned office community. This building is 100% leased on a triple-net basis through October 2002.

Orlando, Florida
Orlando has been the fastest growing market in the country. From 1990 to 2010, Orlando's compound annual employment growth is projected to be approximately 2.7%, which is greater than twice the national average. Orlando's two largest employment sectors are services and retail trade, with tourism being the major strength of Orlando's economy. Walt Disney

World and Universal Studios-Florida are two of the largest employers in the area. Projected growth in the area's economy is expected to continue to create demand for office space in Orlando.

The Company's Orlando Central Center has 22 Office Buildings containing 565,220 net rentable square feet. The center is located in northwest Orlando adjacent to the Fashion Square Mall. As of September 30, 1997, the Orlando Central Center was 91% leased with an average annual rent per square foot of $14.51.

The Orlando University Center, located at the intersection of University Boulevard and Rouse Road, is close to the University of Central Florida and the Central Florida Research Park. The center consists of two Office Buildings containing 159,600 net rentable square feet and 15.5 acres of Development Land. As of September 30, 1997, percentage leased and average annual rent per square foot were 95% and $16.83, respectively. Tenants in this center include Lumbermens Mutual Casualty Company and General Motors Acceptance Corporation.

St. Petersburg-Tampa, Florida
From 1990 to 2010, compound annual employment growth in St. Petersburg-Tampa is projected to be 1.9%, compared to the national average of 1.1%. Much of this growth will be due to the expansion and creation of new businesses in the services and retail trade sectors, the largest sectors of the economy. Major private employers in the St. Petersburg-Tampa market include GTE, Publix Super Markets, Winn-Dixie and Sears, Roebuck & Co.

The Company's St. Petersburg Center consists of 15 Office Buildings containing 519,320 net rentable square feet and approximately seven acres of Development Land. As of September 30, 1997, the center was 97% leased with an average annual rent per square foot of $13.64. Tenants in the center include the United States Government and Cox Broadcasting. The St. Petersburg Center is located between Fourth and Ninth Streets North, approximately one mile from Interstate 275.

Tallahassee, Florida
From 1990 to 2010, Tallahassee's compound annual employment growth is projected to be over 65% greater than the national average. As the state capital of Florida, Tallahassee has been partially shielded from the effects of the last recession, due to the large number of non-cyclical government jobs which are less susceptible to cyclical changes in the economy. In addition, because of its educational facilities, including Florida State University, Tallahassee has become a regional center for high technology and research. Major employers in Tallahassee include state and local government (which comprises more than 35% of non-agricultural employment), Tallahassee Memorial Regional Medical Center, Publix Super Markets and Sprint/Centel-Florida.

The Company's Tallahassee Apalachee Parkway Center has 14 Office Buildings containing 408,500 net rentable square feet. The center is located three miles east of the Florida State Capitol, between Apalachee Parkway and Old St. Augustine Road. The center's major tenant is the State of Florida. As of September 30, 1997, the Tallahassee Apalachee Parkway Center was 92% leased and the average annual rent per square foot was $16.30.

The Company's Tallahassee Capital Circle Center consists of five Office Buildings containing 381,200 net rentable square feet. The Tallahassee Capital Circle Center is located just south of the Tallahassee Apalachee Parkway Center at the intersection of Old St. Augustine Road and Capital Circle. The State of Florida is the major tenant in the center. As of September 30, 1997, percentage leased and average annual rent per square foot in the center were 97% and $17.87, respectively.

Atlanta, Georgia
Atlanta is widely regarded as the leading economic market in the Southeast. From 1990 to 2010, compound annual employment growth in Atlanta is projected to be almost twice the national average. Employment in Atlanta is focused primarily in the services, retail trade, manufacturing and state and local government sectors. Major private employers include Delta Airlines, AT&T and BellSouth, and major companies headquartered in Atlanta include Coca-Cola, CNN and Home Depot. The Atlanta suburban office market is characterized by increasing occupancy and strong net absorption.

The Company's Atlanta Chamblee Center is located adjacent to I-85 North near the interchange of I-285 and consists of 22 Office Buildings containing 947,920 net rentable square feet. As of September 30, 1997, the center was 96% leased and the average annual rent per square foot was $15.29. Tenants in the Atlanta Chamblee Center include the Center for Disease Control, the Internal Revenue Service, Lumbermens Mutual Casualty Company, First Data Resources Inc. and BellSouth Communications Inc.

The Company's second Koger Center in Atlanta will be the Atlanta Gwinnett Center. The center will consist of one office building which is currently under construction containing 62,700 net rentable square feet and 26.7 acres of remaining

Development Land. The center will be located on Pleasant Hill Road at I-85 North in a well-developed area near the Gwinnett Place regional shopping mall.

Charlotte, North Carolina
As the leading economic market in North Carolina and the banking capital of the southeastern United States, Charlotte is expected to enjoy sustained economic and annual employment growth during the next several years. The primary sectors of Charlotte's economy include services, manufacturing, retail trade and state and local government. Some of Charlotte's major private employers are Duke Power Company, USAirways, First Union National Bank, NationsBank, Presbyterian Health Services Corp. and IBM. The suburban office market in the Charlotte area is characterized by increasing occupancy and strong net absorption.

The Company's Charlotte Carmel Center currently has one Office Building containing 109,600 net rentable square feet, one office building nearing completion containing 61,200 net rentable square feet, of which approximately 12,800 net rentable square feet has been pre-leased, one office building under construction containing 112,500 net rentable square feet, of which approximately 70,000 net rentable square feet has been pre-leased, and 10.4 acres of remaining Development Land. The Charlotte Carmel Center is located on State Road 51 at Carmel Road. As of September 30, 1997, the center was 83% leased and the average annual rent per square foot was $16.63. The major tenant at the Charlotte Carmel Center is The Traveler's Insurance Company.

The Company's Charlotte East Center consists of 11 Office Buildings containing 468,820 net rentable square feet and 3.9 acres of Development Land. The Charlotte East Center is located on Albemarle Road across from the Eastland Mall shopping center. As of September 30, 1997, the center was 83% leased with an average annual rent per square foot of $13.01. Tenants at the Charlotte East Center include First Data Resources, Michigan Mutual Insurance, Employer's Insurance of Wausau, Prudential Healthcare and United States Government Office of Hearing.

Greensboro, North Carolina
During the next several years, Greensboro is expected to experience above average annual employment growth as its local economy expands from its traditional textile and furniture manufacturing base into the services and retail trade sectors. The latter two sectors now account for more than half the non-agricultural employment in the region. Major private employers in the Greensboro area include RJR/Nabisco, Sara Lee Corporation and Bowman Gray/Baptist Hospital. Like many other southeastern cities, Greensboro's suburban job growth is outpacing job growth in the downtown market.

The Company's Greensboro South Center is a 610,470 net rentable square foot center consisting of 13 Office Buildings located at Interstate 40 and High Point Road in Greensboro's prime commercial area. The center was constructed over the period from 1976 to 1988. As of September 30, 1997, percentage leased and average annual rent per square foot were 95% and $14.79, respectively. Tenants in the Greensboro South Center include Aetna Life Insurance Company, the United States Government and CIBA-Geigy Corporation.

The Company's Greensboro Wendover location consists of 18.5 acres of Development Land. The Greensboro Wendover Center will be located on Interstate 40 on Wendover Avenue. The location provides interstate highway access to High Point, Winston-Salem and Burlington, North Carolina.

Tulsa, Oklahoma
From 1990 to 2010, Tulsa's compound annual employment growth is expected to be roughly equal to the national average. Manufacturing, transportation and services are expected to be the principal sources of economic growth in the future. The three largest private employers in the Tulsa area are American Airlines, Inc., Avis Rent-A-Car and the Bank of Oklahoma.

The Company's Tulsa Center currently has 13 Office Buildings containing 476,280 net rentable square feet. The Tulsa Center is located at the intersection of the Broken Arrow and Mingo Valley Expressways, and is approximately 7 1/2 miles southeast of downtown Tulsa. As of September 30, 1997, the center was 73% leased with an average annual rent per square foot of $11.11. Tenants in the Tulsa Center include TCI Marketing Inc., AT&T Resource Management, West Telemarketing, and General Electric.

Greenville, South Carolina
From 1990 to 2010, Greenville's compound annual employment growth is expected to be slightly above the national average. Long known as a textile center, Greenville is also a center for the production of rubber and plastic products, paper, chemicals and industrial machinery. Greenville's major private employers include Michelin North America Corp., JPS Textile Group, Inc., DI-LD, Inc., W.R. Grace & Company and General Electric.

The Company's Greenville Roper Mountain Center consists of eight Office Buildings containing 290,560 net rentable square feet and one office building under construction containing 60,400 net rentable square feet. The total center size upon completion of the building under construction will be 350,960 net rentable square feet. As of September 30, 1997, the Greenville Roper Mountain Center was 95% leased at an average annual rent per square foot of $15.18. Tenants in this center include Ahold Finance USA, Inc., Lumbermens Mutual Casualty Corp., McDonalds Corp., General Motors Acceptance Corp., and Simons-Eastern Services. The Greenville Roper Mountain Center is located at the intersection of I-85 and I-385 and is now linked by expressway to Columbia, South Carolina; Atlanta, Georgia; and Charlotte, North Carolina.

The Company's Greenville Park Central Center, purchased in May 1997, consists of three Office Buildings containing 134,000 net rentable square feet and 3.5 acres of Development Land. As of September 30, 1997, the center was 92% leased with an average annual rent per square foot of $15.89. Tenants in this center include Cirrus Logic, Inc., JPS Textiles Group, Carlson Group, Inc., Industra, Inc. and AT&T Resource Management. The Greenville Park Central Center is located in the southwest quadrant of Interstate 385 and SC Highway 291 (North Pleasantburg Drive).

Memphis, Tennessee
From 1990 to 2010, compound annual population and employment growth rates in Memphis are expected to be 1.0% and 1.1%, respectively. Employment growth is expected to accelerate in distribution-related business (such as Federal Express), tourism and health care but will be offset by reductions in military employment. Memphis' transportation network has made the area a distribution hub, and Federal Express and Northwest Airlines are two of its largest employers.

The Company's Memphis Germantown Center has four Office Buildings containing 299,100 net rentable square feet, one office building under construction containing 93,600 net rentable square feet, and 5.3 acres of remaining Development Land. The center is located at the intersection of Germantown Road and Walnut Grove Road in suburban Cordova, Tennessee. As of September 30, 1997, the Memphis Germantown Center was 95% leased and the average annual rent per square feet was $17.81.

Austin, Texas
Governmental services, as well as high technology and manufacturing, will drive the economic growth of Austin, the Texas state capital. From 1990 to 2010, compound annual employment growth in Austin is projected to be almost twice the national average. Major private employers in Austin include Motorola, IBM Corporation and Dell Computer Corporation.

The office vacancy rate in Austin was one of the worst in the country, exceeding 40% in 1987. Since then, the rapid growth of the local economy and lack of new construction have combined to gradually improve both the downtown and suburban office markets.

The Company's Austin Center is a 370,860 net rentable square foot center consisting of 12 Office Buildings and is located at the intersection of Spicewood Springs Road, just off of Anderson, with the MOPAC Expressway. As of September 30, 1997, the Austin Center was 98% leased with an average annual rent per square foot of $17.68. Tenants in the Austin Center include Lumbermens Mutual Casualty Company and the State of Texas.

El Paso, Texas
Above average annual rates of population and employment growth are projected in the El Paso area through the year 2010, as the region is expected to benefit from increased trade with Mexico promoted by NAFTA. Manufacturing, trade and services sectors are expected to generate most of this growth. Some of El Paso's major private employers are Levi Strauss & Co., Columbia Health Care System, Wrangler, The Lee Company and Wal-Mart Stores.

El Paso's suburban office market exhibits more growth than its downtown office market and provides most of El Paso's newer office space. Despite the recent construction, however, most of the office buildings are small, containing less than 60,000 square feet.

The Company's El Paso Center currently has 16 Office Buildings. It contains 298,330 net rentable square feet and 2.4 acres of Development Land. The El Paso Center is located on Interstate 10 at Executive Center Boulevard, approximately two miles north of downtown El Paso. As of September 30, 1997, the El Paso Center was 93% leased with an average annual rent per square foot of $14.91. Tenants at the El Paso Center include General Motors Acceptance Corporation and A.G. Edwards & Sons, Inc.

San Antonio, Texas
San Antonio's annual population and employment growth have been spurred by the city's low cost of living, low-wage environment and central location between the rest of Texas and Mexico. As evidenced by recent corporate relocations, including American Airlines' reservation center and Citicorp's national customer service center, San Antonio is a growing center for back office operations and is positioned to benefit from the trade growth projected as a result of NAFTA. Major private employers include USAA, QVC Network and H.E.B. Grocery Co.

The Company's San Antonio West Center is a 788,670 net rentable square foot center consisting of 26 Office Buildings and 7.2 acres of Development Land. The center is located in northwestern San Antonio, one mile west of the intersection of Interstate 410 and Interstate 10. As of September 30, 1997, the center was 93% leased with an average annual rent per square foot of $12.94. Tenants in the San Antonio West Center include ITT Hartford Corporation, the United States Government, and Norwest Bank--Texas.

The Company's San Antonio Airport properties contain 214,100 net rentable square feet in two Office Buildings. The Office Buildings were purchased in June 1997 to complement the existing San Antonio West Center. As of September 30, 1997, the center was 83% leased at an average annual rent per square foot of $15.34.

THE PROPERTIES

Office Buildings
As of September 30, 1997, the Company's portfolio consisted of 222 Office Buildings in 18 Koger Centers and three Office Buildings outside such centers, but within markets currently served by the Company. Generally located with easy access via expressways to the central business district and shopping and residential areas, the Koger Centers have been developed in campus-like settings and consist of Office Buildings surrounded by extensive landscaping and ample tenant parking. The Koger Centers feature on-site property management and tenant-service personnel. The Office Buildings outside such Koger Centers have the same amenities as those within centers with comparable service by the Company's management and tenant-service personnel. The Office Buildings generally are contemporary in design, contain between one and eight stories and are constructed of masonry, concrete and steel, with facings of brick, concrete and glass. The Company believes that the Office Buildings are well maintained and adequately covered by insurance. All the Office Buildings are wholly-owned by the Company.

Leases on the Office Buildings vary between net leases (pursuant to which the tenant pays some operating expenses, such as utilities, insurance and repairs) and gross leases (pursuant to which the Company pays all such expenses). Most of the Company's leases are on a gross basis and are typically for terms varying from three to five years. In some instances, such as when a tenant rents the entire building, leases are for terms of up to 20 years. However, some leases have provisions for early termination for various reasons, including, in the case of government entities, lack of budget appropriations. The Office Buildings were approximately 92% leased at an average annual rent per square foot of $14.24 on December 31, 1996 and were approximately 92% leased at an average annual rent per square foot of $14.84 on September 30, 1997. During the nine months ended September 30, 1997, the Company signed over 300 new leases covering approximately 592,000 net rentable square feet at an average annual rent per square foot of $15.84. In addition, the Company renewed leases covering approximately 68% of the square footage under expiring leases at an average increase in rental rates from $14.44 per square foot to $15.69 per square foot. Leases to new tenants, combined with the renewal leases and scheduled increases in rents under existing leases, resulted in the increase in percentage leased and average annual rent per square foot between December 31, 1996 and September 30, 1997.

New leases and renewals of existing leases are negotiated at the current market rate at the date of execution. The Company endeavors to include escalation provisions in all its leases. Substantially all of the Company's leases contain some type of escalation feature based on changes in the Consumer Price Index, real estate taxes and operating expenses or other measures. Some of the Company's leases contain options which allow the lessee to renew for varying periods, generally at the same rental rate and subject, in most instances, to Consumer Price Index escalation provisions. The Company reviews all new and renewal leases with respect to a desired return on assets and net rent criteria developed for each Koger Center.

Land
The Company also owns approximately 145 acres of unencumbered Development Land. Most of the Development Land adjoins Office Buildings in ten Koger Centers and has infrastructure, including roads and utilities, in place. The Company estimates that the Development Land can support new development of approximately
2.2 million gross square feet, although greater density would be allowed under current zoning. The Company also owns approximately 21 acres of unimproved land which is not strategic to its business and which it intends to sell.

Property Location and Other Information
The Company markets space on a total center basis, with less emphasis on specific Office Buildings. As part of its strategy, the Company may from time to time consolidate vacant space in one or more Office Buildings within a Koger Center in order to create large blocks of contiguous space, thereby enabling the Company to accommodate tenants which require large amounts of space. The following table sets forth certain information as of September 30, 1997 with respect to each of the Office Buildings in each location:

                                ----------------------------------------------------------------------------------------
                                            NET
                                         RENTABLE                NUMBER
KOGER CENTER/                   YEAR      SQUARE    PERCENTAGE     OF      LARGEST TENANT LEASING IN
OFFICE BUILDING                 BUILT      FEET     LEASED(1)    LEASES    EXCESS OF 5,000 SQUARE FEET
---------------                 -----    ---------  ----------   ------    ---------------------------
FLORIDA
  Jacksonville Baymeadows
  Jackson                        1989       91,200     100           9     Blue Cross & Blue Shield of Florida, Inc.
  Hamilton                       1990       91,200      97          19     Pitney Bowes Inc.
  Osborn                         1990      142,800     100           1     Blue Cross & Blue Shield of Florida, Inc.
  Gunti                          1990      142,800     100           1     Wellspring Resources
                                         ---------               -----
    Koger Center Total                     468,000      99          30
  Jacksonville Central
  Bay                            1960       13,950      85           2     William H. Coleman, Inc.
  Bradford                       1960       18,090      73           9
  Boulevard Center               1961       20,150      74          17
  Hudson                         1961        4,130      80           1
  Graphic Arts                   1962        5,090      18           1
  Koger                          1962       33,900     100           4     Koger Equity, Inc.
  Baldwin                        1963        8,650     100           1     American Cancer Society
  Kogerama                       1963       11,130      95          44
  Polk                           1963        4,860     100           1
  Woodcock                       1965       38,660      84          30     City of Jacksonville
  Holmes                         1966       19,750      14           4
  Calhoun                        1967       13,260      98           3     Tromberg, Shore, Harrison & Safer
  Clay                           1967       19,420      81           4     U.S. Government--DEA
  Brownett                       1968       30,490      93          13     State of Florida--Health
  Dew                            1969       21,520     100           1     State of Florida--Labor
  The Arts                       1969       15,000      69          10
  Highland                       1970       27,940     100           1     Unisource Worldwide
  Ribault                        1970       26,360      91          10     U.S. Government--Army
  Martin                         1971       34,330      87          17     Commonwealth Land Title
  Pratt                          1972       39,900     100           1     Landstar Ranger, Inc.
  Pottsburg                      1973       20,220      91           5     U.S. Government--Navy
  Flagler                        1974       24,380      72           9     State of Florida--Vocational Rehab.
  St. Johns                      1974       24,380     100           1     U.S. Government--IRS
  Destin                         1975        2,350     100           2
  Liberty                        1976       19,770     100           1     Landstar System Holding
  Walton                         1976        5,400     100           2
  W.G. Taylor                    1981        9,990     100           4     Memorial Healthcare
  Talbot                         1983       35,630     100           1     PCA Family Health Plan
  Broward                        1985       47,430      94          19     Parsons de Leuw, Inc.
  Brevard                        1986       22,970      71           6     State of Florida--Labor
  Scott                          1987       47,400     100          15     Professional Insurance
                                         ---------               -----
    Koger Center Total                     666,500      89         239
  Jacksonville Deerwood Park
  Deerwood Park                  1991       23,000     100           1     CUC International
                                         ---------               -----
    Location Total                          23,000     100           1
  Orlando Central
  Independence                   1966       36,810      99          11     State of Florida--Children and Families
  Kogerama                       1966       11,000      67          29
  Carr                           1968       20,640      99           6     Claims Capabilities, Inc.
  Rockbridge                     1968       14,660     100           1     State of Florida--Children and Families
  Saratoga                       1968       37,010      96          11     State of Florida--Children and Families
  Essex                          1969       24,760      89          15
  Palmetto                       1969       20,460      65           7     Hilb Rogel & Hamilton

                                ----------------------------------------------------------------------------------------
                                            NET
                                         RENTABLE                NUMBER
KOGER CENTER/                   YEAR      SQUARE    PERCENTAGE     OF      LARGEST TENANT LEASING IN
OFFICE BUILDING                 BUILT      FEET     LEASED(1)    LEASES    EXCESS OF 5,000 SQUARE FEET
---------------                 -----    ---------  ----------   ------    ---------------------------
  St. Paul                       1969       30,770      64          12
  Tedder                         1969       22,580      91           6     PCA Family Health Plan
  Amherst                        1970       20,160      97          14
  Enterprise                     1970       23,990      89           3     State of Florida--Labor
  Princeton                      1970        7,840     100           1     State of Florida--Safety
  Bennington                     1971       26,360      89           4     U.S. Government
  Porterfield                    1971       50,780     100           4     Blue Cross & Blue Shield of Florida, Inc.
  Bainbridge                     1972        8,190     100           1     Marcom Technologies
  Lexington                      1972       50,780      92          10     State of Florida--DER
  Forrestal                      1973       20,300      66          16
  Chandler                       1974       20,300      98           1     State of Florida--DIS Determination
  Commodore                      1974       26,500      98           3     Hughes Supply, Inc.
  Hollister                      1974       28,330      93           6     Wilbur Smith & Associates
  Yorktown                       1979       28,620      98           8     Honeywell Inc.
  Langley                        1980       34,380      92          11     Professional Administrators
                                         ---------               -----
    Koger Center Total                     565,220      91         180
  Orlando University
  Cragg                          1988       79,800      91          28     Lumbermens Mutual Casualty Co.
  Laurel                         1988       79,800      99          19     General Motors Acceptance Corporation
                                         ---------               -----
    Koger Center Total                     159,600      95          47
  St. Petersburg
  Pinellas                       1971       20,460      92          23
  Madison                        1972       34,330      97          12     Crossland Mortgage Company
  Kogerama                       1972       10,400      69          30
  Duval                          1973       26,790      97           3     U.S. Government--IRS
  Dade                           1974       30,170     100           8     Application Profiles, Inc.
  Koger                          1974       40,690      99          11     U.S. Government--Commerce
  Monroe                         1974       23,990     100           7     Sunshine Behavioral
  Hendry                         1978       27,530      89          10     Tampa Bay Regional Plan
  Gadsden                        1980       32,140      97           4     U.S. Government--Defense Logistics
  Lake                           1980       30,460      92          18
  Franklin                       1982       34,880      95           4     State of Florida--Children and Families
  Gilchrist                      1984       42,170     100           1     SBF Services, Inc.
  St. Lucie                      1985       47,430      95          17     Lincoln Financial Group
  Baker                          1987       59,680     100           8     ABRA Software, Inc.
  Glades                         1988       58,200      96          16     State of Florida--Health Care
                                         ---------               -----
    Koger Center Total                     519,320      97         172
  Tallahassee Apalachee
    Parkway
  Ashley                         1972       40,300     100           1     State of Florida--Labor
  Kogerama                       1972       10,410      80          30
  Lafayette                      1972       37,650      78           2     State of Florida--Transportation
  Montgomery                     1972       30,100      99           3     State of Florida--Labor
  Ellis                          1973       27,820      90          19     PCA Family Health Plan
  Howard                         1973       32,280     100           7     State of Florida--Labor
  Marathon                       1973       20,340      31           3
  Turner                         1973       19,970     100           3     State of Florida--PER
  Sutton                         1977       28,310      96           2     State of Florida--Labor
  Berkeley                       1979       24,230     100           1     ABB Environmental Services
  Atkins                         1980       35,630      94           2     State of Florida--Labor
  Douglas                        1980       30,200     100           6     State of Florida--Health
  Clifton                        1981       35,630      99           5     State of Florida--Transportation
  Webster                        1982       35,630      90           6     State of Florida--Labor
                                         ---------               -----
    Koger Center Total                     408,500      92          90

                                ----------------------------------------------------------------------------------------
                                            NET
                                         RENTABLE                NUMBER
KOGER CENTER/                   YEAR      SQUARE    PERCENTAGE     OF      LARGEST TENANT LEASING IN
OFFICE BUILDING                 BUILT      FEET     LEASED(1)    LEASES    EXCESS OF 5,000 SQUARE FEET
---------------                 -----    ---------  ----------   ------    ---------------------------
  Tallahassee Capital Circle
  Rhyne                          1987       81,000      86           4     State of Florida--Transportation
  Forrest                        1988       58,200     100           1     State of Florida--Labor
  Knight                         1989       81,000     100           1     State of Florida--Juvenile Justice
  Hartman                        1990       80,500     100           1     State of Florida--Labor
  Alexander                      1992       80,500      99           3     State of Florida--Legal Affairs
                                         ---------               -----
    Koger Center Total                     381,200      97          10

GEORGIA
  Atlanta Chamblee
  Oxford                         1971       39,960      81          27
  Cambridge                      1972       40,300      90           9     U.S. Government--IRS
  Oglethorpe                     1972       35,770      98          47
  Columbia                       1974        9,990      97          10
  Cornell                        1974       27,930      72           9     BellSouth Telecom Inc.
  Vanderbilt                     1974       28,200     100           1     U.S. Government--CDC
  Yale                           1974       28,200     100           3     U.S. Government--CDC
  Dartmouth                      1975       34,030     100           1     First Data Resources, Inc.
  Harvard                        1975       37,650     100           2     First Data Resources, Inc.
  Stetson                        1978       30,200      79           3     U.S. Government--IRS
  Tulane                         1978       44,070     100           1     U.S. Government--IRS
  Davidson                       1979       39,490     100           1     U.S. Government--CDC
  Duke                           1979       44,070      95          11     Planning Technologies
  Fordham                        1980       31,830     100           1     U.S. Government--IRS
  Hollins                        1980       31,830      95          11     U.S. Government--IRS
  Drake                          1981       39,490      90           9     State of Georgia--Bank & Finance
  Stanford                       1981       33,120     100           1     U.S. Government--CDC
  Colgate                        1982       61,260      99           6     Commercial Union Insurance
  McGill                         1982       47,480     100           5     BellSouth Communications Inc
  Williams                       1986      107,650     100           7     Lumbermens Mutual Casualty Co.
  Rhodes                         1990       96,400      99           3     U.S. Government--CDC
  Rutgers                        1990       59,000     100           2     U.S. Government--FEMA
                                         ---------               -----
    Koger Center Total                     947,920      96         170

NORTH CAROLINA
  Charlotte Carmel
  Davie                          1991      109,600      83          20     Travelers Insurance Company
                                         ---------               -----
    Koger Center Total                     109,600      83          20
  Charlotte East
  Kogerama                       1972       10,440      96          40
  Wilson                         1972       39,910      86          38
  Koger                          1973       40,200      92          30     Squires Homes, Inc.
  Rowan                          1976       38,960      96          31
  Hatteras                       1978       32,750      92          20     Mechanical Engineers
  Catawba                        1979       32,750      93          11     Harleysville Mutual Insurance Company
  Rutherford                     1980       46,990      94          11     U.S. Government--Office of Hearing
  Granville                      1981       32,430      92          14     Prudential Health Care
  Scotland                       1982       32,430      97          10     Employers Insurance of Wausau
  Brunswick                      1985       82,360      58           6     First Data Resources
  Beaufort                       1988       79,600      70           8     Hartford Fire Insurance Co.
                                         ---------               -----
    Koger Center Total                     468,820      83         219
  Greensboro South
  Boone                          1976       21,340      93          17
  Henderson                      1976       30,270      96          15     Grain Dealers Mutual Insurance Co.
  Kinston                        1977       49,800      99           2     Health Tex Inc.
  Wilmington                     1978       24,500      97          22

                                ----------------------------------------------------------------------------------------
                                            NET
                                         RENTABLE                NUMBER
KOGER CENTER/                   YEAR      SQUARE    PERCENTAGE     OF      LARGEST TENANT LEASING IN
OFFICE BUILDING                 BUILT      FEET     LEASED(1)    LEASES    EXCESS OF 5,000 SQUARE FEET
---------------                 -----    ---------  ----------   ------    ---------------------------
  Koger                          1979       43,380      98           7     U.S. Government--HUD
  Morehead                       1979       32,750      89          25
  Lenoir                         1981       32,430      99           3     Aetna Life Insurance Company
  Pinehurst                      1981       44,070      97          33     Ohio Casualty Insurance
  Wrightsville                   1981       32,750      83          20     Hayes Seay Mattern
  Hickory                        1982       44,070     100           1     Aetna Life Insurance Company
  Rockingham                     1985       39,250      86          18     Finkbeiner Pettis
  Salem                          1986       97,260      98           7     Aetna Life Insurance Company
  Asheville                      1988      118,600      90          23     CIBA-Geigy Corporation
                                         ---------               -----
    Koger Center Total                     610,470      95         193

OKLAHOMA
  Tulsa
  Osage                          1974       25,700      87          51
  Koger                          1975       40,850      89          29     Visionael Corporation
  Seminole                       1976       38,800      87          19     Hughes Lumber Co.
  Grant                          1978       30,200      97           4     Trans. Info Services, Inc.
  Greer                          1978       31,830       0           0
  Comanche                       1979       43,380     100           1     TCI Marketing, Inc.
  Miles                          1979       29,210      50           1     Metris Direct Line
  Pawnee                         1979       31,830       0           0
  Blaine                         1980       47,480      89          10     Foundation Health
  Cherokee                       1980       47,480      71          33     Wyatt & Co. Inc.
  Logan                          1981       51,760      66          22     AT&T Resource Management
  Woodward                       1981       51,760     100           3     West Telemarketing
  Greenfield                     1982        6,000     100           1     DialAmerica Marketing
                                         ---------               -----
    Koger Center Total                     476,280      73         174

SOUTH CAROLINA
  Greenville Park Central
  Allendale                      1982       62,900      83          21     Paging Network of South Carolina
  Edgefield                      1984       32,800     100           6     Industra, Inc.
  Lancaster                      1986       38,300     100          31     Carlson Group Inc.
                                         ---------               -----
    Koger Center Total                     134,000      92          58
  Greenville Roper Mt.
  Chesterfield                   1974       27,930      90          26
  Anderson                       1975       36,680      83          61     Donald Gardner, Architect
  Laurens                        1979       32,750      87          16     Lumbermens Mutual Casualty
  Barnwell                       1980       28,840     100           1     Ahold Finance USA, Inc.
  Sumter                         1981       27,530     100          17     AMICA Mutual Insurance
  Marion                         1982       27,530     100           3     Ahold Finance USA, Inc.
  Darlington                     1987       49,700      93          13     HOK Architects, Inc.
  Dorcester                      1990       59,600     100           8     Simons--Eastern Services, Inc.
                                         ---------               -----
    Koger Center Total                     290,560      95         145

TENNESSEE
  Memphis Germantown
  Parkway                        1987       79,800     100          13     Cooperative Marketing
  Oak Ridge                      1988       99,000     100          13     Sara Lee Corporation
  Gainsborough                   1990       79,600      89          30     Shelby Systems, Inc.
  Grove                          1997       40,700      86           7     Software Earnings
                                         ---------               -----
    Koger Center Total                     299,100      95          63

TEXAS
  Austin
  Buchanan                       1973       23,770     100          22
  Hubbard                        1973       23,990     100          15     Harbor Financial

                                ----------------------------------------------------------------------------------------
                                            NET
                                         RENTABLE                NUMBER
KOGER CENTER/                   YEAR      SQUARE    PERCENTAGE     OF      LARGEST TENANT LEASING IN
OFFICE BUILDING                 BUILT      FEET     LEASED(1)    LEASES    EXCESS OF 5,000 SQUARE FEET
---------------                 -----    ---------  ----------   ------    ---------------------------
  Medina                         1974       24,490     100          25
  Cross                          1978       36,360     100          11     Rudd & Wisdom Inc.
  Whitney                        1977       24,410      99          19
  Colorado                       1979       32,610      97          17     Tradewave Corporation
  Proctor                        1980       32,610      98           6     Ryland Group, Inc.
  Benbrook                       1981       27,530     100          15     Merchants & Professional
  Bridgeport                     1982       27,530      94          21
  Meredith                       1982       34,820      82          10     Hutton Cathey & Associates
  Livingston                     1985       41,370     100          14     Association Risk Management
  Travis                         1985       41,370     100          11     State of Texas--Employment
                                         ---------               -----
    Koger Center Total                     370,860      98         186
  El Paso
  Chaparral                      1967       19,420      74          14
  Presidio                       1968       10,550      61           3     El Paso Reprographics, Inc.
  Kogerama                       1969       11,150      97          48
  Los Arcos                      1969       19,840     100          17
  Koger                          1970       34,440      98          36     A.G. Edwards & Sons, Inc.
  Mesa                           1970        8,600     100           4     E. P. Nurses Unlimited
  Pershing West                  1971       33,740      92          20
  Madrid                         1972        4,000     100           1
  Lima                           1973        3,840     100           1
  Carlsbad                       1974        9,970      77           2
  Pershing East                  1974       30,100      96          17
  Brownsville                    1975        7,940     100           2     Diversified Tech
  Los Picos                      1976       28,560      93           7     Rio Grande HMO, Inc.
  Pioneer                        1979       29,780      95          12     Sanders, Wingo, Galvin
  Coventry 1                     1982       23,200     100           3     Hunt Building Corporation
  Coventry 2                     1984       23,200      87           4     U.S. Government--GSA
                                         ---------               -----
    Koger Center Total                     298,330      93         191
  San Antonio Airport
  Atrium                         1982      121,100      77          38     PCA Health Plans of Texas
  Plaza                          1986       93,000      90          18     North American Intel
                                         ---------               -----
    Location Total                         214,100      83          56
  San Antonio West
  Kogerama                       1969       10,290     100          42
  Koger                          1969       30,300      87          30     Incarnate Word Health
  Royal                          1969       20,060     100          16
  Finesilver                     1970       24,000      93          20
  San Jacinto                    1970       26,650     100           4     ITT Corporation
  Midland                        1971        9,970     100           1     Galloway Field Service
  Woodcock                       1971       60,100      94           9     American Medicorp
  Austin                         1972       26,500      90          16     Authentic Dental Lab
  Brazos                         1972       40,890      99          11     U.S. Government--Social Security
  Lamar                          1972       26,500      99          16     Lockheed Martin Corporation
  Bowie                          1973       10,800      89           7
  Garner                         1973       10,800     100           2     Lumbermens Mutual Casualty Co.
  Goliad                         1973       26,500      65          10
  Sabine                         1974       43,030      93          33     Home Health Concepts
  Fannin                         1978       24,400      91          13     Concepts of Care
  Burnet                         1978       12,520     100           1     RBC Music Company
  Carson                         1978       12,520      99           4     Computers Made Simple
  Beaumont                       1979       24,400     100           7     TRW Inc.
  Abilene                        1979       30,270     100           2     Norwest Bank--Texas
  Borden                         1980       38,770      75          14     Fiesta Home Health
  Houston                        1980       30,270     100           1     Norwest Bank--Texas

                                ----------------------------------------------------------------------------------------
                                            NET
                                         RENTABLE                NUMBER
KOGER CENTER/                   YEAR      SQUARE    PERCENTAGE     OF      LARGEST TENANT LEASING IN
OFFICE BUILDING                 BUILT      FEET     LEASED(1)    LEASES    EXCESS OF 5,000 SQUARE FEET
---------------                 -----    ---------  ----------   ------    ---------------------------
  Trinity                        1982       56,850      98          12     U.S. Government--Social Security
  Bonham                         1983       32,140      75          13     State of Texas--Comptroller
  Plaza                          1984       26,380      54           5     Frost National Bank
  Amistad                        1985       51,760     100           6     Science Applications International
                                                                           Corporation
  Brownwood                      1987       82,000      98           2     ITT Hartford
                                         ---------               -----
    Koger Center Total                     788,670      93         297
                                         ---------               -----
      Total                              8,200,050      92       2,541
                                         =========               =====

---------------
(1) The total for each Koger Center/Office Building represents the weighted average percentage of leased net rentable square feet for the Office Buildings in such Koger Center.

Percentage Leased
The following table sets forth certain information with respect to the percentage leased of the Office Buildings as of December 31 in each of the five years beginning with 1992 and as of September 30, 1997. The information set forth below is not necessarily indicative of future percentage leased. This information is based on the Office Buildings owned by the Company on the relevant date and the terms of leases in effect as of such date.

                                        -------------------------------------------------------------------------
                                         NUMBER                       NET                             AVERAGE
                                           OF          NUMBER      RENTABLE        AVERAGE            ANNUAL
                                         OFFICE          OF         SQUARE        PERCENTAGE         RENT PER
DATE                                    BUILDINGS      LEASES        FEET           LEASED        SQUARE FOOT(1)
----                                    ---------      ------      ---------      ----------      ---------------
December 31, 1992                          126         1,392       4,058,380          88              $12.92
December 31, 1993                          219         2,449       7,906,370          88               13.26
December 31, 1994                          219         2,532       7,906,370          90               13.35
December 31, 1995                          216         2,507       7,672,390          91               13.72
December 31, 1996                          215         2,458       7,661,350          92               14.24
September 30, 1997                         225         2,541       8,200,050          92               14.84

---------------
(1) Rental rates are computed by dividing annualized gross rental revenues by the net rentable square feet applicable to such gross rental revenues.

Tenants
The following table sets forth certain information with respect to the 20 largest tenants which leased space in one or more of the Office Buildings as of September 30, 1997. This information is based on the terms of leases in effect as of September 30, 1997, on the basis of then existing base rentals.

                                                          ----------------------------------------------------
                                                                        TOTAL                      PERCENTAGE
                                                                         NET                      OF COMPANY'S
                                                                       RENTABLE       TOTAL          TOTAL
                                                          NUMBER OF     SQUARE     ANNUALIZED      ANNUALIZED
TENANT                                                     LEASES        FEET         RENTS         RENT(1)
------                                                    ---------    --------    -----------    ------------
State of Florida(2)(3)                                       73        926,534     $15,413,324        13.9
United States Government(2)(4)                               71        778,927      11,415,927        10.3
Blue Cross & Blue Shield of Florida                           3        225,453       3,508,199         3.2
Aetna Life Insurance Company                                  4        116,213       1,342,810         1.2
Lumbermens Mutual Casualty                                    5         88,481       1,288,710         1.2
CIBA-Geigy Corporation                                        2         56,447       1,186,006         1.1
Sara Lee Corporation                                          1         55,410       1,039,176         0.9
State of Texas                                               14         71,371       1,016,501         0.9
PCA Family Health Plans, Inc.                                 5         74,570       1,001,022         0.9
First Data Resources                                          3         83,205         945,066         0.9
Norwest Bank-Texas                                            3         84,414         930,760         0.8
General Motors Acceptance Corp.                               7         60,699         928,717         0.8
Landstar                                                      6         71,525         916,467         0.8
Ahold Finance USA                                             2         55,981         854,680         0.8
BellSouth                                                     5         59,959         837,030         0.8
ITT Hartford                                                  1         51,275         810,783         0.7
Ford Motors                                                   5         44,236         737,535         0.7
Cooperative Marketing                                         1         42,213         661,348         0.6
West Telemarketing Corp.                                      1         42,615         510,341         0.5
TCI Marketing Inc.                                            1         43,380         455,123         0.4

---------------
(1) Calculation is based on total annualized rent of $110,503,194 as of September 30, 1997.

(2) Some of the Company's leases with governmental departments and agencies have provisions for early termination for various reasons, including lack of budget appropriations.

(3) Includes leases with 22 departments and/or agencies of the State of Florida.

(4) Includes leases with 31 departments and/or agencies of the United States Government.

Lease Expirations
During the nine months ended September 30, 1997, the Company signed over 300 new leases covering approximately 592,000 net rentable square feet at an average rental rate of $15.84 per square foot. In addition, the Company renewed leases covering 68% of the square footage under expiring leases at an average increase in rental rates from $14.44 per square foot to $15.69 per square foot. However, if in the future the Company were unsuccessful in renewing or replacing existing leases, the Company's results of operations could be materially adversely affected.

The following table sets forth certain information with respect to expirations for leases of space in the Office Buildings during the three months ended December 31, 1997 and during each of the four calendar years beginning 1998. This information is based on the Office Buildings owned by the Company on September 30, 1997 and the terms of leases in effect as of September 30, 1997, on the basis of then existing base rentals, and without regard to the exercise of options to renew. Furthermore, the information table below does not reflect that some leases have provisions for early termination for various reasons, including, in the case of government entities, lack of budget appropriations.

            -----------------------------------------------------------------------------------------------
                                       PERCENTAGE OF        AVERAGE                           PERCENTAGE
                                       TOTAL SQUARE       ANNUAL RENT                          OF TOTAL
            NUMBER OF    NUMBER OF      FEET LEASED       PER SQUARE       TOTAL ANNUAL      ANNUAL RENTS
             LEASES     SQUARE FEET   REPRESENTED BY      FOOT UNDER        RENTS UNDER     REPRESENTED BY
  PERIOD    EXPIRING     EXPIRING     EXPIRING LEASES   EXPIRING LEASES   EXPIRING LEASES   EXPIRING LEASES
  ------    ---------   -----------   ---------------   ---------------   ---------------   ---------------
1997(1)         387        734,525           9.9            $14.42         $ 10,594,945            9.6
1998            960      1,951,549          26.2             14.41           28,115,283           25.4
1999            554      1,376,874          18.5             13.94           19,195,412           17.4
2000            366      1,108,065          14.9             15.02           16,637,828           15.1
2001            138        977,797          13.1             15.67           15,320,589           13.9
Thereafter      136      1,297,874          17.4             15.90           20,639,137           18.6
              -----      ---------         -----                           ------------          -----
     Total    2,541      7,446,684         100.0            $14.84         $110,503,194          100.0
              =====      =========         =====                           ============          =====

---------------
(1) Three months from October 1, 1997 through December 31, 1997.

Capital Expenditures, Tenant Improvement Costs and Leasing Commissions
The Company attempts to control capital expenditures and tenant improvement costs by acting, when possible, as general contractor. In marketing the space in the Office Buildings, the Company relies primarily on its general managers and in-house leasing personnel, rather than on outside brokers.

The following table sets forth certain information with respect to the capital expenditures made, and tenant improvement costs and leasing commissions incurred, by the Company in the four years beginning 1993 and on an annualized basis for the nine months ended September 30, 1997. The information set forth below is not necessarily indicative of future capital expenditures, tenant improvement costs and leasing commissions.

                       -------------------------------------------------------------------------------------------------
                        NUMBER                      CAPITAL                        TENANT                      LEASING
                          OF          TOTAL       EXPENDITURES      TOTAL       IMPROVEMENTS      TOTAL      COMMISSIONS
                        OFFICE       CAPITAL       PER SQUARE       TENANT       PER SQUARE      LEASING     PER SQUARE
        YEAR           BUILDINGS   EXPENDITURES    FOOT OWNED    IMPROVEMENTS    FOOT OWNED    COMMISSIONS   FOOT OWNED
        ----           ---------   ------------   ------------   ------------   ------------   -----------   -----------
1993(1)                   126       $1,680,000       $0.41        $4,534,000       $1.12       $  598,000       $0.15
1994                      219        3,749,000        0.47         7,334,000        0.93        1,112,000        0.14
1995(2)                   216        2,991,000        0.39         8,592,000        1.12        1,060,000        0.14
1996                      215        2,795,000        0.36         7,873,000        1.03        1,862,000        0.24
1997(3)                   225        2,908,000        0.37         7,496,000        0.96        1,599,000        0.20

---------------
(1) Excludes the 93 buildings acquired on December 21, 1993.

(2) Excludes the three buildings sold on July 31, 1995.

(3) Annualized as of September 30, 1997 based on amounts incurred through such date. Per square foot calculations are based on the average net rentable square feet owned during 1997, excluding 40,700 net rentable square feet contained in the Grove Building for which construction was completed on September 1, 1997.

Development Land
The Company owns 100% of the Development Land. Most of the Development Land has infrastructure in place and, except as noted below, is ready for construction. The following table sets forth certain information with respect to the Development Land as of September 30, 1997.

                                                    ---------------------------------------------------
                                                                                       ESTIMATED GROSS
                                                                      ACREAGE            SQUARE FEET
                                                      GROSS            UNDER              OF OFFICE
PROPERTY LOCATION                                   ACREAGE(1)      CONSTRUCTION      BUILDING SPACE(2)
-----------------                                   ----------      ------------      -----------------
FLORIDA
  Jacksonville Baymeadows                              13.3             13.3                211,000
  Orlando University                                   15.5               --                196,900
  St. Petersburg(3)                                     7.0               --                120,000

GEORGIA
  Atlanta Gwinnett                                     31.0              4.3                490,000

NORTH CAROLINA
  Charlotte Carmel                                     27.0             16.6                351,000
  Charlotte East                                        3.9               --                 48,000
  Greensboro Wendover                                  18.5               --                247,200

SOUTH CAROLINA
  Greenville Park Central                               3.5               --                 78,000
  Greenville Roper Mt.                                  4.5              4.5                 73,600

TENNESSEE
  Memphis Germantown                                   11.0              5.7                193,000

TEXAS
  El Paso                                               2.4               --                 50,000
  San Antonio                                           7.2               --                141,500
                                                      -----             ----              ---------
          Total                                       144.8             44.4              2,200,200
                                                      =====             ====              =========

---------------
(1) The table above does not include information with respect to four parcels (approximately 21 acres) of unimproved land which the Company intends to sell.

(2) The Company estimates that the Development Land can accommodate 2.2 million gross square feet of building space, although greater density would be allowed under current zoning. As of September 30, 1997, the Company had seven office buildings under construction, containing approximately 678,000 gross square feet, on approximately 44.4 acres of the Development Land.

(3) The St. Petersburg Center may require additional permits prior to any future construction.

Insurance
The Company believes that the Office Buildings are covered by adequate fire, flood and property insurance provided by reputable insurers and with commercially reasonable deductibles and limits. The Company maintains a blanket policy that covers all of its properties.

INDEBTEDNESS

As of September 30, 1997, the Company had outstanding indebtedness in a principal amount of approximately $202.3 million, which is gross of $194,000 of unamortized discounts. The weighted average interest rate on such indebtedness was 8.29%. Assuming the application of $19.76 million of the net proceeds of the Offering to repay secured indebtedness, the principal amount of indebtedness as of September 30, 1997 would be $182.5 million, with a weighted average interest rate of 8.29%. The debt to be repaid with net proceeds of the Offering consists of (a) approximately $11.6 million of mortgage loans having a weighted average interest rate of 8.82% per annum and a weighted average remaining term to maturity of three years and (b) outstanding borrowings under the Company's secured revolving credit facility ($40.0 million as of December 11, 1997), which borrowings bear interest at a weighted average rate of 8.5% per annum and mature in April 1999. The borrowings under the secured revolving credit facility were incurred to finance the Company's acquisition activities.

The following table sets forth certain information regarding indebtedness of the Company as of September 30, 1997, before and after giving effect to the Offering.

                                    -------------------------------------------------------------------------------------
                                                      WEIGHTED          PROCEEDS                            POST-OFFERING
                                                      AVERAGE         OF OFFERING             TOTAL           WEIGHTED
TYPE OF                               PRINCIPAL       INTEREST    APPLIED TO REDUCTION    POST-OFFERING        AVERAGE
INDEBTEDNESS                            AMOUNT          RATE        OF INDEBTEDNESS        INDEBTEDNESS     INTEREST RATE
------------                        --------------    --------    --------------------    --------------    -------------
                                    (IN THOUSANDS)                   (IN THOUSANDS)       (IN THOUSANDS)
Mortgage Loans                         $194,285         8.32%           $11,760              $182,525            8.29%
Secured Revolving Credit Facility         8,000         7.66%             8,000                     0              --
                                       --------                         -------              --------
                                       $202,285         8.29%           $19,760              $182,525            8.29%
                                       ========                         =======              ========

Description of Debt
On December 18, 1996, the Company closed a $190 million non-recourse loan with Northwestern which is secured by substantially all of the Office Buildings in ten Koger Centers. This loan is divided into (a) a tranche in the amount of $100.5 million ($94.7 million which has been drawn) with a 10 year maturity and an interest rate of 8.25 percent and (b) a tranche in the amount of $89.5 million with a maturity of 12 years and an interest rate of 8.33 percent. The Company may draw the remaining loan proceeds at any time up to March 31, 2000. Monthly payments on this loan include principal amortization based on a 25 year amortization period. This indebtedness requires the Company to maintain certain financial ratios which include an interest coverage ratio, a debt limitation and net worth requirement.

On April 7, 1997, the Company closed on a $50 million secured revolving credit facility provided by First Union National Bank of Florida and Morgan Guaranty Trust Company of New York. Based on the Company's election, the interest rate on this secured revolving credit facility is either (a) LIBOR rate plus 200 basis points or (b) the lender's prime rate. Interest payments are due monthly and the revolving credit facility has a term of two years. This secured revolving credit facility requires the Company to maintain certain financial ratios which include debt limitations, a dividend limitation and debt service ratios.

Future Debt Maturities
Assuming the application of $19.76 million of proceeds from the Offering to repay indebtedness, the annual maturities of indebtedness as of September 30, 1997 would be as follows (in thousands):

YEAR ENDING                                     --------
DECEMBER 31                                      TOTAL
-----------                                     --------
1997                                            $    564
1998                                               2,505
1999                                               2,721
2000                                               3,043
2001                                               3,316
Thereafter                                       170,376
                                                --------
Total                                           $182,525
                                                ========

                                   MANAGEMENT

OFFICERS AND NON-EXECUTIVE DIRECTORS OF THE COMPANY

The Company has experienced management in all areas of its business. The 13 officers listed below have worked with the Koger organization an average of more than 21 years.

                                                                                                  YEARS
                                                                                                WITH THE
             NAME                AGE(1)                        POSITION                      ORGANIZATION(1)
             ----                ------                        --------                      ---------------
Officers
Victor A. Hughes, Jr.              61      Chairman of the Board, Chief Executive Officer,            15
                                           Chief Financial Officer and Director
James C. Teagle                    55      President, Chief Operating Officer and Director            25
Robert N. Bridger                  61      Senior Vice President                                      35
James L. Stephens                  40      Vice President and Chief Accounting Officer                10
W. Lawrence Jenkins                53      Vice President of Administration and Corporate             27
                                           Secretary
G. Danny Edwards                   46      Treasurer                                                  18
Michael F. Beale                   44      Vice President and Assistant Secretary                     12
Philip J. Bruce                    54      Vice President                                             24
Wade L. Hampton                    68      Vice President                                             32
James W. Walker                    58      Vice President                                             20
Kenneth D. Lund                    50      Vice President                                             18
Bryan P. Howell                    50      Vice President                                             16
J. Velma Keen, II                  52      Vice President                                             24

Non-Executive Directors
D. Pike Aloian                     43      Director                                                    4
Benjamin C. Bishop, Jr.            65      Director                                                    6
Irvin H. Davis                     68      Vice Chairman and Director                                 30
David B. Hiley                     59      Director                                                    4
John R. S. Jacobsson               29      Director                                             2 months
G. Christian Lantzsch              72      Director                                                    8
William L. Mack                    57      Director                                                    1
Lee S. Neibart                     47      Director                                                    1
George F. Staudter                 66      Director                                                    4
S. D. Stoneburner                  79      Director                                                   33

---------------

(1) As of September 30, 1997.

VICTOR A. HUGHES, JR. was elected Chairman and Chief Executive Officer of the Company on June 21, 1996. Mr. Hughes has served as Chief Financial Officer of the Company since March 31, 1991. He also served as President from August 22, 1995 through November 14, 1997. He held the positions of Senior Vice President of the Company from May 20, 1991 through August 21, 1995, and Vice President from April 1, 1990 through May 20, 1991. Mr. Hughes was also Assistant Secretary of the Company from March 11, 1991 through December 21, 1993. He is a member of the Executive and Finance Committees of the Board of Directors of the Company. Mr. Hughes was elected to the Board of Directors of the Company on July 27, 1992.

JAMES C. TEAGLE has been President and Chief Operating Officer of the Company since November 14, 1997. He has previously held the positions of Executive Vice President and Chief Operating Officer of the Company from June 21, 1996 to November 14, 1997, Senior Vice President of the Company since May 10, 1994, and Vice President of the Company from December 21, 1993 to May 10, 1994. Mr. Teagle was a Vice President of KPI from July, 1973 to December 21, 1993. Mr. Teagle was elected to the Board of Directors of the Company on October 10, 1996.

ROBERT N. BRIDGER has served as Senior Vice President of the Company since November 14, 1997. He previously served as Vice President of the Company from May 10, 1994 to November 14, 1997. He is responsible for engineering, design, construction and technical support as well as energy management and maintenance programs for the Company. Mr. Bridger was Senior Vice President of Development of KPI from August 6, 1985 to December 21, 1993, Vice President of Construction/ Development of KPI from 1970 to 1985.

JAMES L. STEPHENS has been Vice President of the Company since May 7, 1996, and was the Treasurer of the Company from March 31, 1991 to May 7, 1996. He has served as Chief Accounting Officer of the Company since March 31, 1991. He held the position of Assistant Secretary of the Company from May 20, 1991 through December 21, 1993.

W. LAWRENCE JENKINS has been the Corporate Secretary of the Company since December 21, 1993, and Vice President of the Company since May 10, 1994. Mr. Jenkins served as Corporate Secretary of KPI from June 7, 1973 through December 21, 1993, and as Vice President/Administration of KPI from August 7, 1990 through December 21, 1993.

MICHAEL F. BEALE has served as Vice President of the Company since May 10, 1994. He is responsible for the acquisition and disposition of real estate assets. Mr. Beale was Vice President of Real Estate of KPI from 1990 to December 21, 1993.

PHILIP J. BRUCE has served as Vice President of the Company since May 10, 1994. He is responsible for the day-to-day implementation of the Company's development and construction programs including building design, building systems, site design, master planning of the office parks as well as ADA compliance and environmental hazard abatement. Mr. Bruce was Vice President of KPI from February 2, 1982 to December 21, 1993.

DANNY G. EDWARDS has served as Treasurer of the Company since May 7, 1996. He previously served as Treasurer of KPI from January 31, 1989 to December 21, 1993.

WADE L. HAMPTON has served as Vice President of the Company since December 21, 1993. He is responsible for developmental and motivational training programs for the Company and for providing promotional material for National Marketing and leasing and sales staffs. Mr. Hampton was Senior Vice President of Marketing of KPI from February 2, 1982 to December 21, 1993, and Vice President of KPI from 1970 to 1982.

BRYAN F. HOWELL has served as Vice President of the Company since May 10, 1994. In this position, he serves as a Division Manager for Koger Centers, and is responsible for overseeing General Managers and their staffs, recommending new locations for expansion, new building starts, master plan changes and land sales, and reviewing and approving leases with respect to the desired return on assets and net rent criteria. Mr. Howell served as Vice President/Operations of KPI from January 29, 1985 to December 21, 1993.

J. VELMA KEEN, III has served as Vice President of the Company since May 10, 1994. In this position, he serves as a Division Manager for Koger Centers, and is responsible for overseeing General Managers and their staffs, recommending new locations for expansion, new building starts, master plan changes and land sales, and reviewing and approving leases with respect to the desired return on assets and net rent criteria. Mr. Keen served as Vice President/Operations of KPI from January 29, 1985 to December 21, 1993.

KENNETH D. LUND has served as Vice President of the Company since May 7, 1996. He is responsible for providing training programs for field personnel, developing field operational procedures, and assuring compliance with those procedures. Mr. Lund served as a General Manager of the Austin Koger Center from February 16, 1982 to February 16, 1995, at which time he became Manager of Field Training.

JAMES W. WALKER has served as Vice President of the Company since May 10, 1994. Mr. Walker is responsible for directing marketing and sales material and campaigns for the Company. From January 29, 1985 to December 21, 1993, Mr. Walker served as Vice President of KPI. During that time, he was Vice President and Regional Manager over five Koger Centers.

D. PIKE ALOIAN has been a Director of the Company since December 1993 and is a member of the Audit and Finance Committees of the Board of Directors of the Company. Mr. Aloian is a Managing Director of Rothschild Realty Inc., an affiliate of Rothschild Inc., an investment banking firm which served as financial advisor to the Creditors' Committee with respect to the bankruptcy cases of KPI and TKP. Mr. Aloian is also an adjunct Professor of Finance and Economics at the Columbia University Graduate School of Business; a Director of the Charter Oak Group, Ltd., a privately-held retail properties real estate management company; a Director of Angeles Corporation (a firm specializing in the liquidation of loans to and equity interests in various real estate investment partnerships); and a former Vice President of The Harlan Company, Inc., a real estate development and advisory service firm.

BENJAMIN C. BISHOP, JR. has been a Director of the Company since 1991 and is a member of the Audit Committee and Chairman of the Litigation and Indemnification Committee of the Board of Directors of the Company. Mr. Bishop is Chairman of the Board of Allen C. Ewing & Company, an investment banking firm; a former Director of Grubb & Ellis Company, a national commercial real estate brokerage company; a former Trustee of GMR Properties, a real estate investment trust; and a former Director of Cousins Properties, Inc., a real estate investment trust.

IRVIN H. DAVIS has served as a Director of the Company since 1991 and as Vice Chairman since August 1995 and has been a consultant to the Company since January 1997. He previously served the Company as President and Chief Executive Officer. Mr. Davis is a member of the Litigation and Indemnification Committee of the Board of Directors of the Company.

DAVID B. HILEY has been a Director of the Company since May 1993 and is a member of the Compensation Committee and Chairman of the Finance Committee of the Board of Directors of the Company. Mr. Hiley is a financial consultant; a former Managing Director of Berkshire Capital Corporation, an investment banking services firm; a Director and former Senior Executive Vice President of Thomson McKinnon Securities Inc., a securities broker dealer; a consultant, Director and former Executive Vice President of Thomson McKinnon Inc., a financial services holding company; and a Director of Newcity Communications, Inc., a communications firm.

JOHN R. S. JACOBSSON has been a Director of the Company since August 1997. Mr. Jacobsson is a Partner responsible for investments at Apollo Real Estate Advisors (manager of three real estate investment funds); and a Director of Metropolis Realty Trust, Inc. (owner of high rise office buildings). He is a member of the Compensation and Finance Committees of the Board of Directors of the Company.

G. CHRISTIAN LANTZSCH has been a Director of the Company since 1989 and is Chairman of the Audit Committee and a member of the Compensation and Litigation and Indemnification Committees of the Board of Directors of the Company. Mr. Lantzsch is a retired Director of Duquesne Light Company; a retired Vice Chairman of the Board of Directors and Treasurer of Mellon Bank Corporation; and a retired Vice Chairman and Chief Financial Officer of Mellon Bank, N.A.

WILLIAM L. MACK has been a Director of the Company since October 1996, and is a member of the Executive Committee of the Board of Directors of the Company. Mr. Mack is Senior Partner of Apollo Real Estate Advisors (manager of three real estate investment funds); President and a Senior Partner of the Mack Organization (national owner, developer and investor in office and industrial buildings and other real estate investments); a Director of The Bear Stearns Companies Inc.; Chairman of the Board of Metropolis Realty Trust, Inc. (owner of high rise office buildings); and a Director of Vail Resorts, Inc. (owner and operator of ski resorts).

LEE S. NEIBART has been a Director of the Company since October 1996 and is a member of the Audit Committee and the Litigation and Indemnification Committee of the Board of Directors of the Company. He is Partner in charge of portfolio and asset management at Apollo Real Estate Advisors (manager of three real estate investment funds); former Executive Vice President and Chief Operating Officer of the Robert Martin Company (a real estate development and management firm); a Director of Allright Corporation (owner and operator of parking facilities); a Director of Atlantic Gulf Communities Corporation (a land development company); a Director of Meadowbrook Golf Group, Inc. (a golf management company); a Director and President of Metropolis Realty Trust, Inc. (owner of high rise office buildings); a Director of NextHealth, Inc. (operator of wellness and spa facilities); and a Director of Roland International, Inc. (a land development company).

GEORGE F. STAUDTER has been a Director of the Company since May 1993, and is a member of the Executive Committee and Chairman of the Compensation Committee of the Board of Directors of the Company. Mr. Staudter is a managerial and financial consultant. He is a Director of Waterhouse Investors Cash Management Funds, Inc. (a family of mutual funds) and a former Director of Waterhouse Investor Services, Inc. (a securities broker-dealer); former President, Chief Executive Officer and Director of Family Steak Houses of Florida, Inc. (a restaurant chain), a former Principal of Douglas Capital Management (a registered investment advisor) and a former Vice President and Treasurer of Revlon, Inc. (a cosmetics manufacturer and marketer).

S.D. STONEBURNER has been a Director of the Company since 1988. He previously served the Company as Chairman of the Board of Directors, President and Chief Financial Officer. Mr. Stoneburner is Chairman of the Executive Committee of the Board of Directors.

                       FEDERAL INCOME TAX CONSIDERATIONS

The following summary of certain federal income tax considerations relating to the Company is based on the Code, is for general information only and is not intended to constitute tax advice. The tax treatment of a holder of any of the Common Stock of the Company may vary depending on such holder's personal investment and tax circumstances and as between different types of shareholders subject to special treatment under the Code (including insurance companies, tax-exempt organizations, financial institutions, broker dealers, foreign corporations and other persons who are not domestic shareholders (defined below)). The summary does not address all possible federal tax issues, nor does the summary discuss any state, local, or foreign tax considerations. Further, the statements in this discussion and the opinion of Ropes & Gray (discussed below) are based on current provisions of the Code, current, temporary and proposed Treasury Regulations, the legislative history of the Code, existing administrative rulings and practices of the Service, and judicial decisions. No assurance can be given that future legislative, judicial, or administrative actions or decisions, which may be retroactive in effect, will not affect the accuracy of any statements in this Prospectus Supplement.

EACH PROSPECTIVE PURCHASER IS ADVISED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF COMMON STOCK IN AN ENTITY ELECTING TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST, INCLUDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP AND SALE AND THE CONSEQUENCES OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF THE COMPANY AS A REIT

The Company was organized and elected to be taxed as a REIT in 1988. The Company believes that it was organized, has operated and that it will be able to continue to operate in such a manner as to meet the requirements for qualification and taxation as a REIT under the Code, and the Company intends to continue to operate in such a manner, although no assurance can be given that it will at all times so qualify.

Ropes & Gray, special tax counsel to the Company, has reviewed with the officers of the Company the organizational and operational requirements for REIT qualification. Based upon information and data provided by the Company in connection with that review, Ropes & Gray is of the opinion that, for federal income tax purposes, (a) the Company has properly elected and otherwise qualified to be taxed as a REIT with respect to relevant taxable years ending prior to January 1, 1997, and (b) the Company is in a position to continue to qualify to be taxed as a REIT for the Company's current taxable year. Code provisions governing eligibility for taxation as a REIT are technical and complex. Qualification and taxation as a REIT depends in part upon an entity's having met, and its ability to meet, as a factual matter, certain operating tests, distribution requirements, diversity of stock ownership requirements and other qualification tests imposed by the Code. It must be emphasized that Ropes & Gray's opinion is based in part on certain assumptions and the accuracy of representations as to factual matters made by the Company. Opinions of Ropes & Gray have no binding effect or official status of any kind, and in the absence of a ruling from the Service, there can be no assurance that the Service will not challenge the conclusion or propriety of any of Ropes & Gray's opinions.

As a REIT, provided certain detailed conditions imposed by the REIT provisions of the Code are met, the Company generally would not be subject to federal income tax on that portion of its ordinary income and net capital gain that is currently distributed to shareholders (subject to certain exceptions described below). This treatment substantially eliminates the "double taxation" (i.e., taxation at both the corporate and shareholder levels) that usually results from the use of corporate investment vehicles. However, the Company will be taxed at regular corporate rates on any of its income that is not distributed to its shareholders. See "--Taxation of the Company" for a further discussion of this matter.

As the discussion set forth below indicates, continued qualification of the Company as a REIT depends on meeting Code requirements that may not be wholly within the Company's control. Accordingly, no assurance can be given that the Company will be able to operate in a manner so as to remain qualified as a REIT in any particular year. If the Company fails to qualify as a REIT in any year, it will be subject to federal income tax as if it were a domestic corporation, and its shareholders will be taxed in the same manner as shareholders of ordinary corporations. In this event, the Company could be subject to potentially significant tax liabilities, and the amount of cash available for distribution to its shareholders could be materially reduced. Moreover, a REIT that fails to qualify for REIT taxation in any year may not reelect REIT status for any taxable year prior to the fifth taxable year beginning after the taxable year of disqualification unless it can establish that its failure to qualify was due to reasonable cause and not due to willful neglect and it meets certain other requirements.

REQUIREMENTS FOR QUALIFICATION AS A REIT

The Code defines a real estate investment trust as a corporation, trust or unincorporated association (a) which is managed by one or more trustees or directors; (b) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest; (c) which would be taxable as a domestic corporation but for Sections 856 through 860 of the Code; (d) which is neither a financial institution nor an insurance company subject to certain provisions of the Code; (e) the beneficial ownership of which is held by 100 or more persons; (f) not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, after applying certain constructive ownership rules, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of any taxable year (the "five or fewer test"); and (g) which meets certain other tests, described below, under the headings "Asset Tests," "Gross Income Tests," and "Annual Distribution Requirements."

In an effort to ensure compliance with the ownership tests described in clauses
(e) and (f) of the preceding paragraph, the Company's charter contains certain restrictions on the acquisition and transfer of its stock to prevent concentration of stock ownership that could adversely affect the Company's qualification as a REIT. Moreover, to evidence compliance with these ownership requirements, the Company must maintain records which are generally intended to disclose the actual ownership of its outstanding stock. In fulfilling its obligations to maintain records, the Company is required to and will demand written statements each year from the record holders of designated percentages of its stock disclosing the actual owners of such stock. A list of those persons failing or refusing to comply with such demand must be maintained as part of the Company's records. A shareholder failing or refusing to comply with the Company's written demand is required by the Treasury Regulations to submit with his tax returns a similar statement disclosing the actual ownership of stock and certain other information.

Under the Taxpayer Relief Act of 1997, enacted on August 5, 1997 (the "Taxpayer Relief Act"), for the Company's taxable years commencing on or after January 1, 1998, if the Company complies with the demand letter requirement, but does not know, and exercising reasonable diligence would not have known, whether it satisfied the five or fewer test, the Company will be treated as having met such requirement. For 1998 and future years, if the Company were to fail to comply with the demand letter requirement for any year, it would be subject to certain prescribed penalties rather than loss of its status as a REIT.

Asset Tests
At the close of each quarter of the Company's taxable year, the Company must satisfy two tests relating to the nature and diversification of its assets. First, at least 75% of the value of the Company's total assets must be represented by interests in real property, interests in mortgages on real property, shares in other REITs, cash, cash items and government securities (as well as certain temporary investments in stock or debt instruments purchased with the proceeds of new capital raised by the Company). Second, although the remaining 25% of the Company's assets generally may be invested without restriction, except for stock of qualified REIT subsidiaries, securities in this class may not exceed either (a) 5% of the value of the Company's total assets as to any one non-government issuer or (b) 10% of the outstanding voting securities of any one issuer. Under the Code, all assets, liabilities, and items of income, deduction, and credit of any qualified REIT subsidiary will be treated as owned and realized directly by the Company. The Company has two qualified REIT subsidiaries, Southeast and KRES.

The Company owns 100% of the nonvoting, participating preferred stock, but none of the voting common stock, of KRSI, a corporation providing management and leasing services with respect to certain office buildings not owned by the Company. The Company does not believe that the value of the KRSI nonvoting, participating preferred stock exceeds 5% of the total value of the Company's assets. No independent appraisals have been obtained to support this conclusion. Ropes & Gray, in rendering its opinion as to the qualification of the Company as a real estate investment trust, is relying on the representation of the Company as to the value of the KRSI preferred stock. There can be no assurance that the Service might not contend that the value of the KRSI preferred stock held by the Company exceeds 5% of the value of the Company's total assets.

Gross Income Tests
There are currently three separate percentage tests relating to the sources of the Company's gross income which must be satisfied for each taxable year of the Company, each of which is described below.

The 75% Test
At least 75% of the Company's gross income for the taxable year must be "qualifying income." Qualifying income generally includes (a) rents from real property (except as modified below); (b) interest on obligations collateralized by mortgages on, or interests in, real property; (c) gains from the sale or other disposition of interests in real property and real estate mortgages, other than gain from property held primarily for sale to customers in the ordinary course of the Company's trade or business ("dealer property"); (d) dividends or other distributions with respect to shares in other REITs, as well as gain from the sale of such shares; (e) abatements and refunds of real property taxes; (f) income from the operation, and gain from the sale, of property acquired at or in lieu of a foreclosure of the mortgage collateralized by such property ("foreclosure property"); and (g) commitment fees received for agreeing to make loans collateralized by mortgages on real property or to purchase or lease real property.

The 95% Test
In addition to deriving at least 75% of its gross income from the sources listed above, at least 95% of the Company's gross income for the taxable year must be comprised of qualifying income, as described in the preceding paragraph, or dividends, interest or gain from the sale or disposition of stock or other securities that are not dealer property. Dividends and interest on any obligation not collateralized by an interest in real property are included for purposes of the 95% test, but not for purposes of the 75% test. For purposes of determining whether the Company complies with the 75% and 95% gross income tests, gross income does not include income from prohibited transactions. A "prohibited transaction" is a sale of dealer property, excluding certain property held by the Company for at least four years and foreclosure property. See "--Taxation of the Company".

For purposes of both the 75% test and the 95% test, rents received from a tenant will not qualify as rents from real property if the Company, or an owner of 10% or more of the Company, directly or constructively owns 10% or more of such tenant (a "related party tenant") or a subtenant of such tenant (in which case only rent attributable to the subtenant is disqualified). In addition, if rent attributable to personal property, which may only be leased in connection with a lease of real property, is greater than 15% of the total rent received under the applicable lease, the portion of rent attributable to such personal property will not qualify as rents from real property. Moreover, an amount received or accrued generally will not qualify as rents from real property (or as interest income) for purposes of the 75% and 95% gross income tests if it is based in whole or in part on the income or profits of any person. Rent or interest will not be disqualified, however, solely by reason of being based on a fixed percentage or percentages of gross receipts or sales. Finally, for rents received to qualify as rents from real property, the Company generally must not operate or manage the property or furnish or render services to tenants of such property, other than through an "independent contractor" who is adequately compensated and from whom the Company derives no revenue. The "independent contractor" requirement, however, does not apply to the extent that the services provided by the Company are "usually or customarily rendered" in connection with the rental of real property solely for occupancy in the geographic area in which the property is located (i.e., services that are not considered "rendered to the occupant"). Under current law, if the Company were to provide any impermissible tenant services in respect of a property, no rent from such property would qualify as rents from real property. Effective as of January 1, 1998, however, a de minimis rule will apply. Under such rule, as long as any income accrued during a taxable year by the Company for impermissible tenant services provided in respect of a property does not exceed 1% of all amounts accrued during such year directly or indirectly with respect to such property, only the income from the impermissible tenant services provided in respect of such property will fail to qualify as rents from real property.

The Company is a self-managed REIT and provides certain services with respect to its properties and will provide such services with respect to any newly acquired properties. The Company believes and has represented that the services now provided by the Company are limited to services usually or customarily rendered in connection with the rental of space for occupancy only, and therefore that the provision of such services will not cause the rents received with respect to the properties to fail to qualify as rents from real property for purposes of the 75% and 95% gross income tests. The Company has not and does not intend to
(i) charge rent for any property that is based in whole or in part on the income or profits of any person (other than being based on a percentage of receipts or sales), (ii) receive rents in excess of a de minimis amount from related party tenants, (iii) derive rents attributable to personal property which constitute greater than 15% of the total rents received under the lease, (iv) perform services that are not considered usual or customary or (v) perform services that are considered to be rendered to the occupant of property, other than through an independent contractor from whom the Company derives no income.

The Company will endeavor to hold and manage the properties in a manner that will give rise to rental income qualifying under the 75% and 95% gross income tests. Gains on sales of the properties will generally qualify under the 75% and 95% gross income tests. However, the Company derives and expects to continue to derive management fees from the management of property owned by others. This fee income is not qualifying income, dividends, interest or gains and if the amount thereof, together with any other income that could not be counted towards satisfaction of the 95% test, should exceed 5% of gross income of the Company in any taxable year, the receipt of such fee income would adversely affect the Company's qualification as a REIT. The Company currently does not expect that its management fee income, together with other income that cannot be counted towards satisfaction of the 95% test, will exceed 5% of gross income in any taxable year.

As described above, the Company owns all of the non-voting stock of KRSI, a corporation that is taxable as a regular corporation. KRSI provides management and leasing services for real properties owned by third parties. The income earned by KRSI would be nonqualifying income if earned directly by the Company; as a result of the ownership structure described above, the income will be earned by and taxed to KRSI. Dividends paid by KRSI to the Company will be counted towards satisfaction of the 95% gross income test.

Even if the Company fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may still qualify as a REIT for such year if it is entitled to relief under certain provisions of the Code. These relief provisions will generally be available if: (a) the Company's failure to comply was due to reasonable cause and not to willful neglect; (b) the Company reports the nature and amount of each item of its income included in the 75% and 95% gross income tests on a schedule attached to its tax return; and (c) any incorrect information on this schedule is not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances the Company would be entitled to the benefit of these relief provisions. If these relief provisions apply, however, the Company will still be subject to a special tax upon the greater of the amount by which it fails either the 75% or 95% gross income test for that year.

The 30% Test
For its 1997 and all prior taxable years, the Company must derive less than 30% of its gross income for each taxable year from the sale or other disposition of
(a) real property held for less than four years (other than foreclosure property and property exchanged in an involuntary conversion), (b) stock or securities held for less than one year, and (c) property disposed of in a prohibited transaction. The Company has complied with this test in the past and does not anticipate that it will have any difficulty in complying with this test for 1997. Effective as of January 1, 1998, the Company will no longer be required to satisfy the 30% test for federal income tax purposes. However, the Company may be required to comply, and, if so required, will comply, with the 30% test for state income tax purposes until such time as the laws of the relevant states are amended to reflect the recent repeal at the federal level of the 30% test.

Annual Distribution Requirements
The Company, in order to qualify as a REIT, is required to distribute dividends (other than capital gains dividends) to its shareholders each year in an amount at least equal to (a) the sum of (i) 95% of the Company's REIT taxable income for such year (computed without regard to the dividends-paid deduction and the REIT's net capital gain) and (ii) 95% of the net income (after tax), if any, from foreclosure property, minus (b) the sum of certain items of non-cash income. To the extent permitted, certain net operating loss carry forwards acquired by the Company upon the Merger may be taken into account in determining REIT taxable income and therefore the distribution requirement. Such distributions as are required to maintain the Company's REIT status must be paid in the taxable year to which they relate, or in the following taxable year if declared before the Company timely files its tax return for the earlier year and if paid on or before the first regular dividend payment after such declaration. To the extent that the Company does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its REIT taxable income, as adjusted, it will be subject to tax on the undistributed amounts at regular corporate tax rates; provided, however, that as discussed below under "Taxation of Domestic Shareholders," effective for taxable years of the Company beginning on or after January 1, 1998, the Company's shareholders may claim a credit for taxes paid by the Company in respect of undistributed net capital gains if the Company so elects. Furthermore, if the Company should fail to distribute during each calendar year at least the sum of (A) 85% of its ordinary income for such year, (B) 95% of its capital gain net income for such year, and (C) any undistributed taxable income from prior periods, the Company would be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed. Dividends declared by the Company in October, November or December of a calendar year payable to shareholders of record on a specified date in any such month will be deemed to have been paid by the Company and received by each shareholder on December 31 of such year as long as they are actually paid in January of the following year.

The Company intends to make timely distributions sufficient to satisfy the annual distribution requirements. However, it is possible that the Company may not have sufficient cash or other liquid assets to meet the 95% distribution requirement, due to timing differences between the actual receipt of income and the actual payment of expenses on the one hand and the inclusion of such income and the deduction of such expenses in computing the Company's REIT taxable income on the other hand. Similarly, it is possible that, under some circumstances, a disposition of depreciated property by the Company may produce income or gain that exceeds the cash proceeds of such disposition available for distribution. To avoid any problem with the 95% distribution requirement, the Company will closely monitor the relationship between its REIT taxable income and cash flow and, if necessary, may seek to sell assets or borrow funds in order to satisfy the distribution requirement. The Company may be required to raise funds at a time when market conditions are not favorable and loan covenants restrict borrowing.

If the Company fails to meet the 95% distribution requirement as a result of an adjustment to the Company's tax return by the Service, the Company may retroactively cure any failure by paying a "deficiency dividend" (plus applicable penalties and interest) within a specified period if certain requirements are satisfied. However, should such a situation arise, there is no assurance that the Company will be in a financial position to pay a deficiency dividend.

Failure to Qualify
If the Company fails to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to shareholders in any year in which the Company fails to qualify will not be deductible by the Company, nor will they be required to be made. In such event, to the extent of the Company's current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income, and, subject to certain limitations in the Code, corporate distributees may be eligible for the dividends-received deduction. Unless entitled to relief under specific statutory provisions, the Company also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether the Company would be entitled to such statutory relief.

TAXATION OF THE COMPANY

In any year in which the Company qualifies as a REIT, in general it will not be subject to federal income tax on that portion of its net income that it distributes to shareholders. This treatment substantially eliminates the "double taxation" on income at the corporate and shareholder levels that generally results from investment in a corporation. However, the REIT will be subject to federal income tax as follows: First, the REIT will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains (although, as discussed below under "Taxation of Taxable Domestic Shareholders," effective for taxable years of the Company beginning on or after January 1, 1998, if the Company so elects, its shareholders may claim a credit for taxes paid by the Company in respect of undistributed net capital gains). Second, under certain circumstances, a REIT may be subject to the "alternative minimum tax" on its items of tax preference, including alternative minimum taxable income attributable to its use of net operating loss carryforwards. Third, if the REIT has (a) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (b) other non-qualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income. Fourth, if the REIT has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, other than foreclosure property), such income will be subject to a 100% tax. Under existing law, whether property is held primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction. The Company has represented that it holds its real property for investment with a view to long-term appreciation, is engaged in the business of acquiring, developing, owning and operating the properties and makes such occasional sales of the properties as are consistent with the investment objectives of the Company. There can be no assurance, however, that the Service would not contend that one or more of sales of Company property is subject to the 100% penalty tax. Fifth, if the REIT should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed above) but has nonetheless maintained its qualification as a real estate investment trust because certain other requirements have been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which the REIT fails the 75% or 95% test, multiplied by a fraction intended to reflect the Company's profitability. Sixth, if the REIT should fail to distribute during each calendar year at least the sum of (i) 85% of its ordinary income for such year, (ii) 95% of its capital gain net income for such year, and (iii) any undistributed taxable income from prior periods, the REIT would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, if the REIT acquires any asset from a C corporation (i.e., generally a corporation subject to full corporate-level tax) in a transaction in which the basis of the asset in the REIT's hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and the REIT subsequently recognizes gain on the disposition of such asset during the 10-year period beginning on the date on which such asset was acquired by the REIT, then, to the extent of any built-in gain at the time of acquisition, such gain will be subject to tax at the highest regular corporate rate pursuant to guidelines set forth by the Service in Notice 88-19, assuming the REIT makes an election pursuant to Notice 88-19. KPI was a C corporation, but the Company does not believe there was a net built-in gain with respect to the property acquired from KPI and has not made any election under Notice 88-19.

TAXATION OF TAXABLE DOMESTIC SHAREHOLDERS

The following discussion of the taxation of persons owning Common Stock in the Company is intended for taxable domestic shareholders only. As used herein, the term "domestic shareholder" means a holder of Common Stock that for U.S. federal income tax purposes is (i) a citizen or resident of the United States, (ii) a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any political subdivision thereof, (iii) an estate, the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. This discussion assumes that the Common Stock constitutes a capital asset in the hands of the shareholder.

Dividends and Other Distributions
As long as the Company qualifies as a REIT, distributions made to the Company's taxable domestic shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income and will not be eligible for the dividends-received deduction for corporations. Subject to the discussion below regarding changes to the capital gains tax rates, distributions that are designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed the Company's actual net capital gain for the taxable year) without regard to the period for which the holder has held its Common Stock. However, corporate holders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Distributions in excess of current and accumulated earnings and profits will not be taxable to a holder to the extent that they do not exceed the adjusted tax basis of the holder's shares, but rather will be treated as a return of capital and reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a holder's shares, they will be included in income as long-term capital gain if the holder has held its shares for more than 12 months and otherwise as short-term capital gain, subject to the discussion below regarding changes to capital gains tax rates. In addition, any dividend declared by the Company in October, November or December of any year payable to a shareholder of record on a specified date in any such month shall be treated as both paid by the Company and received by the shareholder on December 31 of such year, provided that the dividend is actually paid by the Company during January of the following calendar year. Shareholders may not include in their individual income tax returns any net operating losses or capital losses of the Company. Instead, such losses would be carried over by the Company for potential offset against its future income (subject to certain limitations). Taxable distributions from the Company and gain from the disposition of Common Stock will not be treated as passive activity income and, therefore, shareholders generally will not be able to apply any "passive activity losses" (such as losses from certain types of limited partnerships in which the shareholder is a limited partner) against such income. In addition, taxable distributions from the Company generally will be treated as investment income for purposes of the investment interest limitations. Capital gains from the disposition of shares of Common Stock (or distributions treated as such) will be treated as investment income only if the shareholder so elects, in which case such capital gains will be taxed at ordinary income rates. The Company will notify shareholders after the close of the Company's taxable year as to the portions of the distributions attributable to that year that constitute each of
(i) distributions taxable at ordinary income tax rates, (ii) capital gains dividends and (iii) returns of capital.

The Company may elect to retain and pay income tax on its net capital gain received during the taxable year. For taxable years beginning after December 31, 1997, if the Company so elects for a taxable year, the Company's shareholders would include in income as long-term capital gains their proportionate share of such portion of the Company's undistributed net capital gain for the taxable year as the Company may designate. A shareholder would be deemed to have paid his share of the tax paid by the Company on such undistributed net capital gain, which would be credited or refunded to the shareholder. The shareholder's basis in his shares of Common Stock would be increased by the amount of undistributed net capital gain included in the shareholder's income, less the capital gains tax paid by the Company.

The Taxpayer Relief Act alters the taxation of capital gain income. Under the Taxpayer Relief Act, individuals, estates and trusts who hold certain investments for more than 18 months may be taxed at a maximum long-term capital gain rate of 20% on the sale or exchange of those investments. Individuals, estates and trusts who hold certain assets for more than 12 months but no more than 18 months may be taxed at a maximum rate of 28% on the sale or exchange of those investments. The Taxpayer Relief Act also provides a maximum rate of 25% for "unrecaptured section 1250 gain" for individuals, estates and trusts, special rules for "qualified 5-year gain," as well as other changes to prior law. The Taxpayer Relief Act allows the Service to prescribe regulations on how the Act's new capital gain rates will apply to sales of capital assets by "pass-thru entities," which include REITs such as the Company. To date regulations have not yet been promulgated. However, in Notice 97-64, issued on November 10, 1997, the Service indicated that the regulations will provide that whether capital gain dividends are taxed at the 28%, 25% or 20% rate will be determined by reference to the Company's holding period in the property that generates the gain and the amount of unrecaptured straight-line depreciation attributable to such property. Investors are urged to consult their own tax advisors with respect to the new rules contained in the Taxpayer Relief Act.

Sale of Common Stock
On the sale of shares of Common Stock, gain or loss will be recognized by a holder in an amount equal to the difference between (a) the amount of cash and fair market value of any property received on such sale (less any portion thereof attributable to accumulated and declared but unpaid dividends, which will be taxable as a dividend to the extent of the Company's current or accumulated earnings and profits), and (b) the holder's adjusted basis in the Common Stock. Such gain or loss (unless recognized by a dealer in securities) will be long-term gain or loss if the shares of Common Stock have been held for more than one year and otherwise will be short-term capital gain or loss; provided, that gain recognized by individuals, trusts and estates in respect of shares held for more than 18 months will be taxed as "adjusted net capital gain," taxable at a 20% rate, and in respect of shares held for more than 12 months but not more than 18 months will be taxed as

"mid-term capital gain," taxable at a 28% rate. In general, any loss upon a sale or exchange of shares by a holder who has held such shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of distributions from the Company required to be treated by such holder as long-term capital gain, subject to the possible modification of this rule as applied to shareholders who are individuals, trusts or estates, to reflect the new capital gains rate schedule introduced by the Taxpayer Relief Act. All or a portion of any loss realized upon a taxable disposition of shares of Common Stock may be disallowed if other shares of Common Stock are purchased within 30 days before or after the disposition.

Backup Withholding and Information Reporting
The Company will report to its domestic shareholders and the Service the amount of distributions paid during each calendar year and the amount of tax withheld, if any. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of 31% with respect to distributions paid unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A shareholder that does not provide the Company with his correct taxpayer identification number may also be subject to penalties imposed by the Service. Any amount paid as backup withholding will be creditable against the shareholder's income tax liability. In addition, the Company may be required to withhold a portion of capital gain distributions to any shareholders who fail to certify their non-foreign status to the Company. On October 6, 1997, the Service released regulations that will revise certain procedures for backup withholding and information reporting, effective generally as of January 1, 1999. The regulations impose more stringent requirements to be followed by non-U.S. persons, and financial intermediaries acting on behalf of such non-U.S. persons, for establishing such non-U.S. persons' non-U.S. status for the purpose of the withholding rules.

TREATMENT OF TAX-EXEMPT SHAREHOLDERS

Dividends from the Company to a tax-exempt employee pension trust or other domestic tax-exempt shareholder generally will not constitute "unrelated business taxable income" ("UBTI") unless the shareholder has borrowed to acquire or carry its shares of Common Stock. Qualified trusts that hold more than 10% (by value) of the shares of certain REITs, however, may be required to treat a certain percentage of such a REIT's distributions as UBTI. This requirement will apply only if (i) the REIT would not qualify as such for Federal income tax purposes but for the application of a "look-through" exception to the "five or fewer test" applicable to shares held by qualified trusts and (ii) the REIT is "predominantly held" by qualified trusts. A REIT is predominantly held by qualified trusts if either (i) a single qualified trust holds more than 25% by value of the interests in the REIT or (ii) one or more qualified trusts, each owning more than 10% by value of the interests in the REIT, hold in the aggregate more than 50% of the interests in the REIT. The percentage of any REIT dividend treated as UBTI is equal to the ratio of (a) the UBTI earned by the REIT (treating the REIT as if it were a qualified trust and therefore subject to tax on UBTI) to (b) the total gross income of the REIT. A de minimis exception applies where the percentage is less than 5% for any year. For these purposes, a qualified trust is any trust described in section 401(a) of the Code and exempt from tax under section 501(a) of the Code. The provisions requiring qualified trusts to treat a portion of REIT distributions as UBTI will not apply if the REIT is able to satisfy the "five or fewer test" without relying upon the "look-through" exception. The Company has not in the past relied on the "look-through" exception to satisfy the "five or fewer" test and does not currently expect that it will rely on such exception for 1997 or future taxable years, although there can be no assurance that the Company will not so rely.

STATE AND LOCAL TAXES

The Company and its shareholders may be subject to state or local taxation in various jurisdictions, including those in which the Company or such shareholders transact businesses or reside. The state and local tax treatment of the Company and its shareholders may not conform to the federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisers regarding the effect of state and local tax laws on an investment in Common Stock.

                             PRINCIPAL SHAREHOLDERS

OWNERSHIP OF COMMON STOCK

A beneficial owner of a security includes any person who directly or indirectly has or shares voting power and/or investment power with respect to such security. Voting power is the power to vote or direct the voting of a security; investment power is the power to dispose of or direct the disposition of a security.

The table below sets forth certain information with respect to the beneficial ownership of shares of Common Stock by each stockholder known to the Company to own 5% or more of the outstanding shares of Common Stock as of September 30, 1997.

                                                              --------------------------------------
                    NAME AND ADDRESS OF                                            NUMBER OF SHARES
                      BENEFICIAL OWNER                        PERCENT OF CLASS    BENEFICIALLY OWNED
                    -------------------                       ----------------    ------------------
Apollo Real Estate Investment Fund II, L. P.(1)                     23.0%             5,027,846
Two Manhattanville Road
Purchase, New York 10577
Alliance Capital Management, Inc.                                   11.3%             2,477,000
787 Seventh Avenue
New York, New York 10019

---------------

(1) Includes shares beneficially owned by all of its affiliates, including its subsidiary AREIF II Realty Trust, Inc.

AGREEMENTS WITH SHAREHOLDERS

On October 10, 1996, the Company entered into a Stock Purchase Agreement (the "Stock Purchase Agreement") with AP-KEI Holdings, LLC, which subsequently merged with and into AREIF II Realty Trust, Inc. ("Apollo," and together with all of its affiliates, the "Apollo Shareholders"). On February 27, 1997, AP-KEI Holdings, LLC assigned all of its shares of Common Stock, together with all of its rights and obligations under the Stock Purchase Agreement, to Apollo.

The Stock Purchase Agreement provides that as determined by the Board of Directors pursuant to Article V(D) of the Amended and Restated Articles of Incorporation of the Company (the "Articles of Incorporation"), the ownership by the Apollo Shareholders of up to 25% of the then outstanding shares of Common Stock (the "Maximum Shares") is exempt from certain of the operations of such
Article V(D). Article V(D) of the Articles of Incorporation provides, subject to certain limitations, that no person, or persons acting as a group, may acquire beneficial ownership in the aggregate of more than 9.8% of the shares of Common Stock outstanding at any time. In applying this limit, a person is deemed to own shares of Common Stock constructively owned by such person after applying the relevant constructive ownership rules of the Code. All shares of Common Stock which any person has the right to acquire upon exercise of outstanding rights, options or warrants and upon conversion of securities convertible into shares of Common Stock shall be considered outstanding for purposes of applying the 9.8% limit. In the event that the Board of Directors believes that the tax status of the Company as a REIT is jeopardized or that any person has acquired ownership, whether direct, indirect or constructive, of in excess of 9.8% of the Company's outstanding Common Stock ("Excess Shares"), the Board of Directors may redeem a sufficient number of shares of Common Stock to protect and preserve the Company's status as a REIT, as well as all Excess Shares. The Board of Directors has agreed, subject to certain limitations, that so long as the Apollo Shareholders hold no more than the Maximum Shares, no such shares shall be deemed Excess Shares under the Articles of Incorporation. As of September 30, 1997, the Apollo Shareholders held an aggregate of approximately 23.0% of the Common Stock. See "Description of Common Stock--Restrictions on Ownership" in the accompanying Prospectus.

Pursuant to the terms of the Stock Purchase Agreement, the Company amended its Common Stock Rights Agreement (the "Rights Agreement") to provide that, with certain exceptions, the Apollo Shareholders are Exempt Persons (as defined in the Rights Agreement) under the Rights Agreement so long as the Apollo Shareholders do not collectively Beneficially Own (as defined in the Rights Agreement) more than the Maximum Shares. Pursuant to the Rights Agreement, each holder of a share of Common Stock has the right (a "Right") to acquire shares of Common Stock with a market value of two times the exercise price of the Right, which Right becomes exercisable if any person (other than (a) the Company, (b) its subsidiaries, (c) employee benefit plans of the Company or its subsidiaries or any person or entity organized, appointed or established pursuant thereto, and (d) the Apollo Shareholders or any other Exempt Persons) acquires 15% or more of the outstanding shares of Common Stock (the "Acquiring Person"). If any Exempt Person acquires shares of Common Stock in excess of the number of shares for which such Exempt Person is exempt, such Exempt Person will then be an Acquiring Person and will not be able to exercise his, her or its Rights. The Company has also covenanted that it will not amend, alter or otherwise modify the Rights Agreement so as to terminate the status of the Apollo Shareholders as an Exempt Person. See "Description of Common Stock--Shareholder Rights Agreement" in the accompanying Prospectus.

The Stock Purchase Agreement provides that for a period of three years from the date thereof (subject to earlier termination under certain circumstances): (a) the Apollo Shareholders may purchase up to 25% of the Company's outstanding stock including a subscription right with respect to any issuance of securities by the Company (including the Common Stock to be issued in the Offering); (b) the Apollo Shareholders are entitled to Board representation of up to three directors on a board of not more than 12, depending upon the Apollo Shareholders' level of ownership of the Common Stock (Messrs. Jacobson, Mack and Neibart are the Apollo Shareholders' nominees to the Company's Board of Directors pursuant to the Stock Purchase Agreement); and (c) the Apollo Shareholders will not acquire more than 25% of the Company's outstanding Common Stock and will vote its shares as to certain matters either in accordance with the recommendation of the Board or proportionately with other shareholders, unless the Company breaches its agreements or, without the Apollo Shareholders' consent, the Company takes certain significant actions such as certain amendments of the Company's organizational documents, liquidation, termination of REIT status, sale of the Company, acquisitions or dispositions over a certain size, issuance of more than 9.8% of the outstanding Common Stock to a person or group or failure by the Company to employ its takeover defenses against another person who holds (or tenders for) 15% or more of the Common Stock.

In connection with the Offering, the Apollo Shareholders have agreed to waive their subscription right and, in lieu thereof, will purchase 500,000 shares of Common Stock in the Offering.

Pursuant to a Registration Rights Agreement between an affiliate of Apollo and the Company, the Apollo Shareholders have the right, subject to certain limitations, to (a) demand that the Company register any shares of Common Stock owned by the Apollo Shareholders for a public offering in accordance with the registration requirements of the Securities Act and (b) have any shares of Common Stock owned by the Apollo Shareholders included in a public offering of the Company's securities which may be made on behalf of the Company or others. All expenses, except for underwriting discounts and commissions and expenses of professionals retained by the Apollo Shareholders, of any of the Apollo Shareholders' offerings of the Common Stock will be borne by the Company. The Apollo Shareholders have waived their right to include any of their shares of Common Stock in the Offering.

                                  UNDERWRITING

The Underwriters named below (the "Underwriters"), for whom J.P. Morgan Securities Inc., Bear, Stearns & Co. Inc. and BT Alex. Brown Incorporated are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the underwriting agreement between the Company and the Representatives (the "Underwriting Agreement"), to purchase from the Company, and the Company has agreed to sell to the Underwriters, the respective number of shares of Common Stock set forth opposite their names below:

                                                              ---------
                                                              NUMBER OF
UNDERWRITERS                                                   SHARES
------------                                                  ---------
J.P. Morgan Securities Inc..................................    734,000
Bear, Stearns & Co. Inc.....................................    734,000
BT Alex. Brown Incorporated.................................    734,000
Cowen & Company.............................................     84,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........     84,000
Prudential Securities Incorporated..........................     84,000
Smith Barney Inc. ..........................................     84,000
Charles Schwab & Co., Inc. .................................     84,000
Anderson & Strudwick, Inc. .................................     42,000
J.C. Bradford & Co. ........................................     42,000
Davenport & Co. of Virginia, Inc.  .........................     42,000
Allen C. Ewing & Co. .......................................     42,000
Johnston, Lemon & Co. Incorporated .........................     42,000
Legg Mason Wood Walker, Incorporated........................     42,000
The Robinson-Humphrey Company, Inc. ........................     42,000
Scott & Stringfellow, Inc. .................................     42,000
Wheat, First Securities, Inc. ..............................     42,000
                                                              ---------
          Total.............................................  3,000,000
                                                              =========

The nature of the Underwriters' obligation under the Underwriting Agreement is such that all of the shares of Common Stock being offered, excluding shares covered by the over-allotment option granted to the Underwriters, must be purchased if any are purchased.

The Representatives have advised the Company that the several Underwriters propose to offer the Common Stock to the public initially at the offering price set forth on the cover of this Prospectus Supplement and may offer the Common Stock to selected dealers at such price less a concession not to exceed $0.67 per share. The Underwriters may allow, and such dealers may reallow, a concession to other dealers not to exceed $0.10 per share. After the public offering of the Common Stock, the public offering price and other selling terms may be changed by the Representatives.

The Company has granted the Underwriters an option, exercisable within 30 days after the date of this Prospectus Supplement, to purchase up to 450,000 additional shares of Common Stock from the Company at the same price per share to be paid by the Underwriters for the other shares offered hereby. If the Underwriters purchase any such additional shares pursuant to the option, each of the Underwriters will be committed to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may exercise the option only to cover over-allotments, if any, made in connection with the distribution of the Common Stock offered hereby.

The Company, its directors and executive officers and the Apollo shareholders, on behalf of itself and certain other shareholders, have agreed not to offer, sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock or register for sale under the Securities Act of 1933, as amended (the "Securities Act") any Common Stock for a period of 90 days after the date of this Prospectus Supplement without the prior written consent of J.P. Morgan Securities Inc., with certain limited exceptions.

The Common Stock is listed for trading on the American Stock Exchange under the symbol "KE."

The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

In the ordinary course of their respective businesses, the Underwriters and their affiliates have engaged, and may in the future engage, in various commercial banking and investment banking transactions with the Company or its affiliates. In October 1996, J.P. Morgan Securities Inc. acted as a financial advisor to the Company in connection with the placement of approximately $190 million of the Company's secured debt, and received customary compensation in connection therewith. In addition, Morgan Guaranty, an affiliate of J.P. Morgan Securities Inc., expects to receive a portion of the proceeds of the Offering to repay outstanding indebtedness of the Company under the Company's revolving credit facility. In addition William

L. Mack, a director of the Company and an affiliate of Apollo became a member of the Board of Directors of The Bear Stearns Companies Inc. on October 27, 1997. In March 1997, Bankers Trust Company, an affiliate of BT Alex. Brown Incorporated, extended a loan to an affiliate of Apollo, which loan is secured by a pledge of Common Stock of the Company owned by such affiliate.

In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock offered hereby. Specifically, the Underwriters may over-allot in connection with the Offering, creating a syndicate short position. In addition, the Underwriters may bid for, and purchase, Common Stock in the open market to cover syndicate short positions created in connection with the Offering or to stabilize the price of the Common Stock. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing Common Stock in the Offering, if the syndicate repurchases previously distributed Common Stock in the market to cover over-allotments or to stabilize the price of the Common Stock. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in any of these activities, and may end any of them at any time.

                              CONCURRENT OFFERING

Subject to terms and conditions comparable to those in the Underwriting Agreement, the Company has offered to sell an aggregate of 500,000 of the shares of Common Stock offered hereby directly to Apollo. The agreement pursuant to which the shares to be sold to Apollo provides that the obligations of Apollo are subject to certain conditions precedent, including completion of the sale of 3,000,000 shares of Common Stock pursuant to the Underwriting Agreement, and that Apollo will purchase 500,000 of the shares of Common Stock offered hereby if any of such shares are purchased. Apollo will be purchasing such shares of Common Stock in the ordinary course of its business, and has no arrangement or understanding to participate in a distribution of the shares of Common Stock purchased pursuant to such agreement. Apollo has agreed not to offer, sell or otherwise dispose of such shares and any other shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock for a period of 90 days after the date of this Prospectus Supplement without the consent of J.P. Morgan Securities Inc.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
Unaudited Consolidated Financial Statements:
  Independent Accountants' Report                              F-2
  Condensed Consolidated Balance Sheets as of September 30,
     1997 and December 31, 1996                                F-3
  Condensed Consolidated Statements of Operations for the
     Three and Nine Month Periods Ended September 30, 1997
     and 1996                                                  F-4
  Condensed Consolidated Statement of Changes in
     Shareholders' Equity for the Nine Month Period Ended
     September 30, 1997                                        F-5
  Condensed Consolidated Statements of Cash Flows for the
     Nine Month Periods Ended September 30, 1997 and 1996      F-6
  Notes to Condensed Consolidated Financial Statements for
     the Three and Nine Month Periods Ended September 30,
     1997 and 1996                                             F-7
Audited Consolidated Financial Statements:
  Independent Auditors' Report                                F-10
  Consolidated Balance Sheets as of December 31, 1996 and
     1995                                                     F-11
  Consolidated Statements of Operations for Each of the
     Three Years in the Period Ended December 31, 1996        F-12
  Consolidated Statements of Changes in Shareholders' Equity
     for Each of the Three Years in the Period Ended
     December 31, 1996                                        F-13
  Consolidated Statements of Cash Flows for Each of the
     Three Years in the Period Ended December 31, 1996        F-14
  Notes to Consolidated Financial Statements for Each of the
     Three Years in the Period Ended December 31, 1996        F-15
Pro Forma Financial Statements                                F-25
  Unaudited Pro Forma Balance Sheet as of September 30, 1997  F-26
  Unaudited Pro Forma Statement of Operations for the Year
     Ended December 31, 1996                                  F-27
  Unaudited Pro Forma Statement of Operations for the Nine
     Months Ended September 30, 1997                          F-28
  Notes to Unaudited Pro Forma Financial Statements           F-29
  Unaudited Statement of Estimated Taxable Operating Results
     and Estimated Cash to be Made Available by Operations
     for the Twelve Month Period Ended December 31, 1996      F-31

                        INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Directors and Shareholders of Koger Equity, Inc.
Jacksonville, Florida

We have reviewed the accompanying condensed consolidated balance sheet of Koger Equity, Inc. and subsidiaries (the "Company") as of September 30, 1997, and the related condensed consolidated statements of operations for the three and nine month periods ended September 30, 1997 and 1996, the condensed consolidated statement of changes in shareholders' equity for the nine month period ended September 30, 1997 and the condensed consolidated statements of cash flows for the nine month periods ended September 30, 1997 and 1996. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to such condensed consolidated financial statements for them to be in conformity with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the consolidated balance sheet of the Company as of December 31, 1996, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the year then ended (not presented herein); and in our report dated February 28, 1997, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 1996 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

DELOITTE & TOUCHE LLP
Jacksonville, Florida
October 24, 1997

                      KOGER EQUITY, INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                (UNAUDITED--SEE INDEPENDENT ACCOUNTANTS' REPORT)
                                 (IN THOUSANDS)

                                                              -----------------------------
                                                              SEPTEMBER 30,    DECEMBER 31,
                                                                  1997             1996
                                                              -------------    ------------
ASSETS
Real Estate Investments:
  Operating properties:
     Land                                                        $106,627        $ 98,567
     Buildings                                                    532,968         482,836
     Furniture and equipment                                        2,042           1,569
     Accumulated depreciation                                     (98,395)        (82,478)
                                                                 --------        --------
          Operating properties--net                               543,242         500,494
  Properties under construction:
     Land                                                           7,785           2,083
     Buildings                                                      9,415             930
  Undeveloped land held for investment                             15,327          20,558
  Undeveloped land held for sale                                    1,512           6,550
Cash and temporary investments                                      9,293          35,715
Accounts receivable, net of allowance for uncollectible
  accounts of $231 and $231                                         4,961           5,600
Investment in Koger Realty Services, Inc.                             384             259
Cost in excess of fair value of net assets acquired, net of
  accumulated amortization
  of $643 and $515                                                  1,912           2,040
Other assets                                                       11,488          10,437
                                                                 --------        --------
          TOTAL ASSETS                                           $605,319        $584,666
                                                                 ========        ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
  Mortgages and loans payable                                    $202,091        $203,044
  Accounts payable                                                  3,011           4,662
  Accrued real estate taxes payable                                 6,859           2,144
  Accrued liabilities--other                                        5,025           5,467
  Dividends payable                                                 3,283           1,045
  Advance rents and security deposits                               4,526           4,169
                                                                 --------        --------
          Total Liabilities                                       224,795         220,531
                                                                 --------        --------
Commitments and Contingencies
Shareholders' Equity:
  Common stock                                                        249             236
  Capital in excess of par value                                  374,988         362,127
  Warrants                                                                          2,243
  Retained earnings                                                33,745          22,666
  Treasury stock, at cost                                         (28,458)        (23,137)
                                                                 --------        --------
          Total Shareholders' Equity                              380,524         364,135
                                                                 --------        --------
          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY             $605,319        $584,666
                                                                 ========        ========

See Notes to Condensed Consolidated Financial Statements.

                      KOGER EQUITY, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                (UNAUDITED--SEE INDEPENDENT ACCOUNTANTS' REPORT)
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                            --------------------------------------------------
                                                             THREE MONTH PERIOD       NINE MONTH PERIOD ENDED
                                                            ENDED SEPTEMBER 30,            SEPTEMBER 30,
                                                            --------------------      ------------------------
                                                             1997         1996          1997           1996
                                                            -------      -------      ---------      ---------
REVENUES
  Rental                                                    $28,079      $24,515        $79,849        $72,660
  Other rental services                                         151           95            401            366
  Management fees                                               639          842          2,209          1,893
  Interest                                                      178          505          1,084          1,307
  Income from Koger Realty Services, Inc.                        96         (251)           489            117
  Gain (reduction of gain) on TKPL note to Southeast                          55             (9)           (21)
                                                            -------      -------        -------        -------
     Total revenues                                          29,143       25,761         84,023         76,322
                                                            -------      -------        -------        -------
EXPENSES
  Property operations                                        12,037       10,930         32,824         31,194
  Depreciation and amortization                               6,124        5,543         17,238         15,679
  Mortgage and loan interest                                  4,037        4,968         12,264         14,865
  General and administrative                                  1,367        1,235          4,256          4,103
  Direct cost of management fees                                469          511          1,553          1,300
  Undeveloped land costs                                        107          131            341            398
  Loss on early retirement of debt                              102           18            144             18
  Provision for loss on land held for sale                                                 (379)
  Litigation costs                                                          (182)                          371
                                                            -------      -------        -------        -------
     Total expenses                                          24,243       23,154         68,241         67,928
                                                            -------      -------        -------        -------
INCOME BEFORE GAIN (LOSS) ON SALE OR DISPOSITION OF ASSETS    4,900        2,607         15,782          8,394
Gain (loss) on sale or disposition of assets                  2,057          (29)         2,057           (452)
                                                            -------      -------        -------        -------
INCOME BEFORE INCOME TAXES                                    6,957        2,578         17,839          7,942
Income taxes                                                      8          317            189            451
                                                            -------      -------        -------        -------
NET INCOME                                                  $ 6,949      $ 2,261        $17,650        $ 7,491
                                                            =======      =======        =======        =======
EARNINGS PER COMMON SHARE AND COMMON EQUIVALENT SHARE:
  Primary                                                   $  0.31      $  0.12        $  0.79        $  0.40
                                                            =======      =======        =======        =======
  Fully Diluted                                             $  0.31      $  0.12        $  0.79        $  0.40
                                                            =======      =======        =======        =======
WEIGHTED AVERAGE COMMON SHARES AND COMMON EQUIVALENT
  SHARES OUTSTANDING:
  Primary                                                    22,341       18,961         22,251         18,741
                                                            =======      =======        =======        =======
  Fully Diluted                                              22,412       19,043         22,319         18,778
                                                            =======      =======        =======        =======

See Notes to Condensed Consolidated Financial Statements.

                      KOGER EQUITY, INC. AND SUBSIDIARIES

      CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                (UNAUDITED--SEE INDEPENDENT ACCOUNTANTS' REPORT)
                                 (IN THOUSANDS)

                          ---------------------------------------------------------------------------------------
                           COMMON STOCK                                                                   TOTAL
                          ---------------    CAPITAL IN                              TREASURY STOCK       SHARE-
                                     PAR     EXCESS OF                 RETAINED    ------------------    HOLDERS'
                          SHARES    VALUE    PAR VALUE     WARRANTS    EARNINGS    SHARES      COST       EQUITY
                          ------    -----    ----------    --------    --------    ------    --------    --------
Balance, January 1, 1997  23,560    $236      $362,127     $ 2,243     $22,666     2,668     $(23,137)   $364,135
Treasury Stock Reissued                            531                               (54)         447         978
Treasury Stock Purchased                                                             372       (5,750)     (5,750)
Warrants Redeemed                                             (236)       (143)                              (379)
Warrants Exercised           994      10         9,945      (2,007)                                         7,948
Stock Options Exercised      320       3         2,385                                 1          (18)      2,370
Dividends Declared                                                      (6,428)                            (6,428)
Net Income                                                              17,650                             17,650
                          ------    ----      --------     -------     -------     -----     --------    --------
Balance, September 30,
  1997                    24,874    $249      $374,988     $     0     $33,745     2,987     $(28,458)   $380,524
                          ======    ====      ========     =======     =======     =====     ========    ========

See Notes to Condensed Consolidated Financial Statements.

                      KOGER EQUITY, INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                (UNAUDITED--SEE INDEPENDENT ACCOUNTANTS' REPORT)
                                 (IN THOUSANDS)

                                                              -------------------
                                                               NINE MONTH PERIOD
                                                              ENDED SEPTEMBER 30,
                                                              -------------------
                                                                1997       1996
                                                              --------    -------
OPERATING ACTIVITIES
Net income                                                    $ 17,650    $ 7,491
Adjustments to reconcile net income to net cash provided by
  operating activities:
  Depreciation and amortization                                 17,238     15,679
  Income from Koger Realty Services, Inc.                         (489)      (117)
  Provision for loss on land held for sale                        (379)
  Provision for uncollectible accounts                             156
  Gain on TKPL unsecured note to Southeast                           9         21
  Loss (Gain) on sale or disposition of assets                  (2,057)       452
  Loss on early debt repayment                                     144         18
  Amortization of mortgage discounts                                71        132
  Accrued interest added to principal                                         112
  Increase in accounts payable, accrued liabilities and
     other liabilities                                           3,828      4,495
  Decrease (increase) in receivables and other assets              200     (6,385)
                                                              --------    -------
     Net cash provided by operating activities                  36,371     21,898
                                                              --------    -------
INVESTING ACTIVITIES
  Property acquisitions                                        (45,833)
  Building construction expenditures                           (11,731)      (248)
  Tenant improvements to first generation space                   (135)
  Tenant improvements to existing properties                    (5,622)    (4,353)
  Building improvements                                         (2,181)    (2,030)
  Energy management improvements                                  (531)    (1,764)
  Deferred tenant costs                                         (1,220)    (1,561)
  Additions to furniture and equipment                            (473)      (116)
  Proceeds from sale of assets                                   6,345      1,266
  Dividends received from Koger Realty Services, Inc.              364        414
                                                              --------    -------
     Net cash used in investing activities                     (61,017)    (8,392)
                                                              --------    -------
FINANCING ACTIVITIES
  Proceeds from sale of stock under Stock Investment Plan          257        140
  Proceeds from exercise of warrants and stock options          10,141        312
  Proceeds from mortgage and loans                              24,300
  Dividends paid                                                (4,190)
  Principal payments on mortgages and loans                    (25,428)    (5,245)
  Treasury stock purchase                                       (5,750)
  Warrants redeemed                                               (379)
  Financing costs                                                 (727)      (700)
                                                              --------    -------
     Net cash used in financing activities                      (1,776)    (5,493)
                                                              --------    -------
Net increase (decrease) in cash and cash equivalents           (26,422)     8,013
Cash and cash equivalents--beginning of period                  35,715     25,415
                                                              --------    -------
Cash and cash equivalents--end of period                      $  9,293    $33,428
                                                              ========    =======
SUPPLEMENTAL CASH FLOW INFORMATION
  Cash paid during the period for interest, net of
     capitalized interest                                     $ 12,193    $14,542
                                                              ========    =======
  Cash paid during the period for income taxes                $    189    $   451
                                                              ========    =======

See Notes to Condensed Consolidated Financial Statements.

                      KOGER EQUITY, INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                      FOR THE THREE AND NINE MONTH PERIODS
                       ENDED SEPTEMBER 30, 1997 AND 1996

                (UNAUDITED--SEE INDEPENDENT ACCOUNTANTS' REPORT)

1. BASIS OF PRESENTATION. The condensed consolidated financial statements include the accounts of Koger Equity, Inc. and its wholly-owned subsidiaries (the "Company"). All material intercompany transactions have been eliminated. The financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission related to interim financial statements.

The financial statements should be read in conjunction with the consolidated financial statements and notes thereto for the year ended December 31, 1996, included in the Company's Form 10-K Annual Report for the year ended December 31, 1996. The balance sheet at December 31, 1996, has been derived from the audited financial statements at that date and is condensed.

All adjustments of a normal recurring nature which, in the opinion of management, are necessary to present a fair statement of the results for the interim periods have been made. Results of operations for the nine month period ended September 30, 1997, are not necessarily indicative of the results to be expected for the full year.

Certain 1996 amounts have been reclassified to conform with 1997 presentations.

In March 1997, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share." This Statement establishes standards for computing and presenting earnings per share ("EPS") and applies to all entities with publicly held common stock or potential common stock. This Statement replaces the presentation of primary EPS and fully diluted EPS with a presentation of basic EPS and diluted EPS, respectively. Basic EPS excludes dilution and is computed by dividing earnings available to common stockholders by the weighted-average number of common shares outstanding for the period. Similar to fully diluted EPS, diluted EPS reflects the potential dilution of securities that could share in the earnings. This Statement is not expected to have a material effect on the Company's reported EPS amounts. This Statement is effective for the Company's financial statements for the year ending December 31, 1997.

In June 1997, the FASB Issued SFAS No. 130, "Reporting Comprehensive Income" effective for fiscal years beginning after December 15, 1997. This Statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. This Statement does not require a specific format for that financial statement but requires that an entity display an amount representing total comprehensive income for the period in that financial statement. This Statement requires that an entity classify items of other comprehensive income by their nature in a financial statement. For example, other comprehensive income may include foreign currency and unrealized gains and losses on certain investments in debt and equity securities. In addition, the accumulated balance of other comprehensive income must be displayed separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. Reclassification of financial statements for earlier periods, provided for comparative purposes, is required. The Company has not determined the impact that the adoption of this new accounting standard will have on its financial statements. The Company will adopt this accounting standard on January 1, 1998, as required.

In June 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" effective for fiscal years beginning after December 15, 1997. This Statement establishes standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas and major customers. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. This Statement requires reporting segment profit or loss, certain specific revenue and expense items and segment assets. It also requires reconciliations of total segment revenues, total segments profit or loss, total segment assets, and other amounts disclosed for segments to corresponding amounts reported in the financial statements. Restatement of comparative information for earlier periods presented is required in the initial year of application. Interim information is not required until the second year of application, at which time comparative information is required. The Company has not determined the impact that the adoption of this new accounting standard will have on its financial statement disclosures. The Company will adopt this accounting standard on January 1, 1998, as required.

                      KOGER EQUITY, INC. AND SUBSIDIARIES

2. ORGANIZATION. Koger Equity, Inc. ("KE"), a Florida corporation, was incorporated in 1988 for the purpose of investing in the ownership of income producing properties, primarily commercial office buildings. KE is totally self-administered and self-managed.

In addition to managing its own properties, KE, through certain related entities, provides property management services to third parties. In conjunction with Koger Real Estate Services, Inc. ("KRES"), a Florida corporation and a wholly-owned subsidiary of KE, KE manages 21 office buildings owned by Centoff Realty Company, Inc. ("Centoff"), a subsidiary of Morgan Guaranty Trust Company of New York.

3. FEDERAL INCOME TAXES. The Company is operated in a manner so as to qualify and has elected tax treatment as a real estate investment trust under the Internal Revenue Code of 1986, as amended (a "REIT"). As a REIT, the Company is required to distribute annually at least 95 percent of its REIT taxable income to its shareholders. Since the Company had no REIT taxable income during 1996 and does not expect to have REIT taxable income during 1997, no provision has been made for federal income taxes. However, the Company has recorded a provision of $127,000 for alternative minimum tax for the nine month period ended September 30, 1997. To the extent that the Company pays dividends equal to 100 percent of its REIT taxable income, the earnings of the Company are not taxed at the corporate level. However, the use of net operating loss carryforwards, which may reduce REIT taxable income to zero, are limited for alternative minimum tax purposes.

4. STATEMENTS OF CASH FLOWS. Cash in excess of daily requirements is invested in short-term monetary securities. Such temporary cash investments have an original maturity date of less than three months and are deemed to be cash equivalents for purposes of the statements of cash flows. During the nine month period ended September 30, 1997, the Company contributed 23,657 shares of common stock to the Company's 401(K) Plan. These shares had a value of approximately $444,000 based on the closing price of the Company's common stock on the American Stock Exchange on December 31, 1996. In addition, the Company issued 15,455 shares of common stock as payment for certain 1996 bonuses for senior management. These shares had a value of approximately $278,000 based on the closing price of the Company's common stock on the American Stock Exchange on January 6, 1997. During the nine month period ended September 30, 1996, the Company contributed 43,804 shares of common stock to the Company's 401(K) Plan. These shares had a value of approximately $465,000 based on the closing price of the Company's Common Stock on the American Stock Exchange on December 31, 1995.

5. EARNINGS PER COMMON SHARE. Earnings per common share have been computed based on the weighted average number of shares of common stock and common stock equivalents outstanding during the applicable periods.

6. MORTGAGES AND LOANS PAYABLE. At September 30, 1997, the Company had $202,091,000 of loans outstanding, which are collateralized by mortgages on certain operating properties.

Annual maturities for mortgages and loans payable, which are gross of $194,000 of discounts, are as follows (in thousands):

YEAR ENDING DECEMBER 31,
------------------------
1997                                                $    848
1998                                                   3,708
1999                                                  12,035
2000                                                  12,002
2001                                                   3,316
Subsequent Years                                     170,376
                                                 -----------
          Total                                     $202,285
                                                 ===========

On April 7, 1997, the Company closed on a $50 million secured revolving credit facility provided by First Union National Bank of Florida and Morgan Guaranty Trust Company of New York. Based on the Company's election, the interest rate on this revolving credit facility will be either (i) the lender's LIBOR rate plus 200 basis points or (ii) the lender's prime rate. Interest payments will be due monthly on this revolving credit facility which has a term of two years. At the election of the lender, the

                      KOGER EQUITY, INC. AND SUBSIDIARIES
term of this credit facility may be extended for additional periods of one year each. This credit facility requires the Company to maintain certain financial ratios.

7. DIVIDENDS. The Company paid the following dividends during the nine months ended September 30, 1997:

   PAYMENT DATE        RECORD DATE    DIVIDEND PER SHARE
   ------------        -----------    ------------------
February 10, 1997    January 6, 1997        $0.05
May 6, 1997          April 4, 1997          $0.05
August 6, 1997       July 3, 1997           $0.10

During the quarter ended September 30, 1997, the Company's Board of Directors declared a quarterly dividend of $0.15 per share payable on November 5, 1997, to shareholders of record on September 30, 1997. The Company currently expects that all dividends paid during 1997 will be treated as ordinary income to the recipient for income tax purposes.

8. WARRANTS. During July 1997, the Company's Board of Directors approved the redemption of warrants outstanding on August 29, 1997 (the "Redemption Date") for $3.81 per warrant. Each warrant gave the holder the right to purchase one share of common stock at a price of $8.00 per share, until the Redemption Date. The Company redeemed 99,871 warrants following the Redemption Date. The remaining warrants were exercised by the holders either on or prior to the Redemption Date.

9. STOCK OPTIONS. During the quarter ended September 30, 1997, the Company granted 171,392 options to purchase its common stock. The majority of the options granted have been granted with an exercise price equal to the market value at the date of grant.

10. SUBSEQUENT EVENT. On October 1, 1997, the Company acquired a building, containing 154,100 net rentable square feet, located in Atlanta, Georgia for a purchase price of $21.2 million. This purchase was partially funded with an $18 million draw on the Company's secured revolving line of credit.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Koger Equity, Inc.
Jacksonville, Florida

We have audited the accompanying consolidated balance sheets of Koger Equity, Inc. and subsidiaries (the "Company") as of December 31, 1996 and 1995, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Koger Equity, Inc. and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
Jacksonville, Florida
February 28, 1997

                      KOGER EQUITY, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                        AS OF DECEMBER 31, 1996 AND 1995
                        (IN THOUSANDS EXCEPT SHARE DATA)

                                                              --------------------
                                                                  DECEMBER 31,
                                                                1996        1995
                                                              --------    --------
ASSETS
Real Estate Investments:
  Operating properties:
     Land                                                     $ 98,567    $ 98,727
     Buildings                                                 482,836     471,145
     Furniture and equipment                                     1,569       1,441
     Accumulated depreciation                                  (82,478)    (62,845)
                                                              --------    --------
          Operating properties--net                            500,494     508,468
  Properties under construction:
     Land                                                        2,083
     Buildings                                                     930
  Undeveloped land held for investment                          20,558      21,150
  Undeveloped land held for sale                                 6,550       9,131
Cash and temporary investments                                  35,715      25,415
Accounts receivable, net of allowance for uncollectible
  accounts of $231 and $391                                      5,600       4,724
Investment in Koger Realty Services, Inc.                          259         407
Cost in excess of fair value of net assets acquired, net of
  accumulated amortization of $515 and $345                      2,040       2,211
Other assets                                                    10,437       7,250
                                                              --------    --------
          TOTAL ASSETS                                        $584,666    $578,756
                                                              ========    ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
  Mortgages and loans payable                                 $203,044    $254,909
  Accounts payable                                               4,662       2,631
  Accrued real estate taxes payable                              2,144       2,222
  Accrued liabilities--other                                     5,467       4,723
  Dividends payable                                              1,045
  Advance rents and security deposits                            4,169       3,574
                                                              --------    --------
          Total Liabilities                                    220,531     268,059
                                                              --------    --------
Commitments and Contingencies (Notes 2, 11 and 12)                  --          --
Shareholders' Equity:
  Preferred stock, $.01 par value; 50,000,000 shares
     authorized; issued: none                                       --          --
  Common stock, $.01 par value; 100,000,000 shares
     authorized; issued: 23,560,427 and 20,476,705 shares;
     outstanding: 20,892,574 and 17,753,677 shares                 236         205
  Capital in excess of par value                               362,127     318,609
  Warrants; outstanding 1,110,887 and 1,114,217                  2,243       2,250
  Retained earnings                                             22,666      13,210
  Treasury stock, at cost; 2,667,853 and 2,723,028 shares      (23,137)    (23,577)
                                                              --------    --------
          Total Shareholders' Equity                           364,135     310,697
                                                              --------    --------
          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY          $584,666    $578,756
                                                              ========    ========

See Notes to Consolidated Financial Statements.

                      KOGER EQUITY, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                   FOR EACH OF THE THREE YEARS IN THE PERIOD
                            ENDED DECEMBER 31, 1996
                      (IN THOUSANDS EXCEPT PER SHARE DATA)

                                                              --------------------------------
                                                                1996        1995        1994
                                                              --------    --------    --------
REVENUES
  Rental                                                      $ 98,342    $ 94,865    $ 93,132
  Other rental services                                            463         578       1,256
  Management fees ($0, $1,685 and $3,288 from TKPL)              2,682       3,624       4,926
  Interest ($13,066 from TKPL in 1995)                           1,951      14,440       1,062
  Income from Koger Realty Services, Inc.                          342          36
  Gain on TKPL note to Southeast                                   292      11,288
  Gain on early retirement of debt                                             919
                                                              --------    --------    --------
          Total revenues                                       104,072     125,750     100,376
                                                              --------    --------    --------
EXPENSES
  Property operations                                           41,597      40,830      39,711
  Depreciation and amortization                                 21,127      19,102      16,728
  Mortgage and loan interest                                    18,701      23,708      25,872
  General and administrative                                     6,623       7,559       6,366
  Direct cost of management fees                                 1,884       2,837       3,649
  Undeveloped land costs                                           517         512         667
  Litigation costs                                                 424         176       1,902
  Loss on sale or disposition of assets                            497         255          43
  Provision for loss on land held for sale                                     970         996
  Other                                                                        745
                                                              --------    --------    --------
          Total expenses                                        91,370      96,694      95,934
                                                              --------    --------    --------
INCOME BEFORE INCOME TAXES                                      12,702      29,056       4,442
Income taxes                                                       815          66         227
                                                              --------    --------    --------
INCOME BEFORE EXTRAORDINARY ITEM                                11,887      28,990       4,215
Extraordinary loss on early retirement of debt                   1,386
                                                              --------    --------    --------
NET INCOME                                                    $ 10,501    $ 28,990    $  4,215
                                                              ========    ========    ========
EARNINGS PER COMMON SHARE AND COMMON EQUIVALENT SHARE:
  Primary--
     Income before extraordinary item                         $   0.61    $   1.61    $   0.24
     Extraordinary loss                                          (0.07)
                                                              --------    --------    --------
     Net Income                                               $   0.54    $   1.61    $   0.24
                                                              ========    ========    ========
  Fully Diluted--
     Income before extraordinary item                         $   0.61    $   1.60    $   0.24
     Extraordinary loss                                          (0.07)
                                                              --------    --------    --------
     Net Income                                               $   0.54    $   1.60    $   0.24
                                                              ========    ========    ========

See Notes to Consolidated Financial Statements.

                      KOGER EQUITY, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                   FOR EACH OF THE THREE YEARS IN THE PERIOD
                            ENDED DECEMBER 31, 1996
                                 (IN THOUSANDS)

                             ------------------------------------------------------------------------------------
                                                                        RETAINED EARNINGS
                              COMMON STOCK       CAPITAL                  (ACCUMULATED                    TOTAL
                             ---------------    IN EXCESS                   DIVIDENDS                     SHARE-
                             SHARES     PAR      OF PAR                   IN EXCESS OF       TREASURY    HOLDERS'
                             ISSUED    VALUE      VALUE      WARRANTS      NET INCOME)        STOCK       EQUITY
                             ------    -----    ---------    --------   -----------------    --------    --------
Balance December 31,
  1993.....................  20,472    $205     $318,574      $1,368    $         (19,872)   $(24,825)   $275,450
Treasury stock reissued....                           (3)                                          38          35
Warrants issued............                                      885                                          885
Warrants exercised.........       1                   12          (2)                                          10
Options exercised..........       1                    6                                                        6
Net income.................                                                         4,215                   4,215
                             ------    ----     --------      ------    -----------------    --------    --------
Balance, December 31,
  1994.....................  20,474     205      318,589       2,251              (15,657)    (24,787)    280,601
Treasury stock reissued....                                                          (123)      1,217       1,094
Warrants exercised.........       1                    7          (1)                                           6
Options exercised..........       1                    7                                           (7)
Stock appreciation rights
  exercised................       1                    6                                                        6
Net income.................                                                        28,990                  28,990
                             ------    ----     --------      ------    -----------------    --------    --------
Balance, December 31,
  1995.....................  20,477     205      318,609       2,250               13,210     (23,577)    310,697
Treasury stock reissued....                          182                                          487         669
Warrants exercised.........       3                   33          (7)                                          26
Options exercised..........      57       1          519                                          (47)        473
Stock appreciation rights
  exercised................      23                  270                                                      270
Common stock issued........   3,000      30       42,514                                                   42,544
Dividends declared.........                                                        (1,045)                 (1,045)
Net income.................                                                        10,501                  10,501
                             ------    ----     --------      ------    -----------------    --------    --------
Balance, December 31,
  1996.....................  23,560    $236     $362,127      $2,243    $          22,666    $(23,137)   $364,135
                             ======    ====     ========      ======    =================    ========    ========

See Notes to Consolidated Financial Statements.

                      KOGER EQUITY, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                   FOR EACH OF THE THREE YEARS IN THE PERIOD
                            ENDED DECEMBER 31, 1996
                                 (IN THOUSANDS)

                                                              --------------------------------
                                                                1996         1995       1994
                                                              ---------    --------    -------
OPERATING ACTIVITIES
  Net income                                                  $  10,501    $ 28,990    $ 4,215
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization                               21,127      19,102     16,728
     Gain on TKPL note to Southeast                                (292)    (11,288)
     Warrants issued--litigation settlement                                                885
     Provision for loss on land held for sale                                   970        996
     Loss on sale or disposition of assets                          497         255         43
     Loss/(gain) on early debt repayment                          1,386        (919)
     Income from Koger Realty Services, Inc.                       (342)        (36)
     Provision for uncollectible rents                               50         172        212
     Accrued interest added to principal                            112         496      1,336
     Amortization of mortgage discounts                             196         175        219
     Changes in assets and liabilities:
       Increase in accounts payable, accrued liabilities and
        other liabilities                                         3,542       4,500         35
       Increase in receivables and other assets                    (829)       (349)    (3,176)
       Decrease (increase) in receivable from TKPL                            1,851     (1,217)
                                                              ---------    --------    -------
     Net cash provided by operating activities                   35,948      43,919     20,276
                                                              ---------    --------    -------
INVESTING ACTIVITIES
  Proceeds from sale of assets                                    1,241      25,267      3,499
  Proceeds from TKPL note to Southeast                              887      17,105
  Proceeds from TKPL mortgage notes                                          18,195
  Purchase of TKPL mortgage notes                                           (18,195)
  Tenant improvements to existing properties                     (7,873)     (8,644)    (7,334)
  Building improvements to existing properties                   (2,795)     (3,064)    (3,749)
  Energy management improvements                                 (1,900)     (2,663)
  Building construction expenditures                               (930)
  Deferred tenant costs                                          (1,862)     (1,085)    (1,112)
  Additions to furniture and equipment                             (128)       (330)      (383)
  Purchase of Koger Realty Services, Inc. preferred stock                      (300)
  Dividends received from Koger Realty Services, Inc.               490
  Merger costs                                                                            (344)
  Cash acquired in purchase of assets                                           307      2,316
                                                              ---------    --------    -------
     Net cash provided by (used in) investing activities        (12,870)     26,593     (7,107)
                                                              ---------    --------    -------
FINANCING ACTIVITIES
  Principal payments on mortgages and loans                    (228,090)    (68,608)    (8,267)
  Proceeds from mortgages                                       175,900
  Proceeds from sale of common stock                             42,748         206         35
  Proceeds from exercise of warrants and stock options              376           6         16
  Financing costs                                                (3,712)        (16)      (204)
                                                              ---------    --------    -------
     Net cash used in financing activities                      (12,778)    (68,412)    (8,420)
                                                              ---------    --------    -------
Net increase in cash and cash equivalents                        10,300       2,100      4,749
Cash and cash equivalents--beginning of year                     25,415      23,315     18,566
                                                              ---------    --------    -------
Cash and cash equivalents--end of year                        $  35,715    $ 25,415    $23,315
                                                              =========    ========    =======

See Notes to Consolidated Financial Statements.

                      KOGER EQUITY, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                   FOR EACH OF THE THREE YEARS IN THE PERIOD
                            ENDED DECEMBER 31, 1996

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.

Organization. Koger Equity, Inc. ("KE") was incorporated in Florida on June 21, 1988. KE has two wholly-owned subsidiaries which are Southeast Properties Holding Corporation ("Southeast"), a Florida corporation, and Koger Real Estate Services, Inc. ("KRES"), a Florida corporation.

Principles of Consolidation. The consolidated financial statements include the accounts of KE and its wholly-owned subsidiaries (the "Company"). All material intercompany accounts have been eliminated in consolidation.

Investment in Koger Realty Services, Inc. Koger Realty Services, Inc., a Delaware corporation ("KRSI"), provides leasing and property management services to owners of commercial office buildings. During 1995, the Company purchased all of the preferred stock of KRSI, which preferred stock represents at least 95 percent of the economic value of KRSI. Initially, such preferred stock was non-voting but was convertible into voting common stock. Accordingly, KE consolidated KRSI in the 1995 financial statements. During 1996, the Company requested KRSI to change the convertibility feature of the preferred stock owned by the Company. Effective in 1996, the preferred stock is non-voting and is not convertible into the common stock of KRSI while held by the Company. The Company has accounted for its investment in the preferred stock of KRSI using the equity method.

Real Estate Investments. Operating properties, furniture and equipment, and undeveloped land held for investment are stated at cost less accumulated depreciation. Undeveloped land held for sale is carried at the lower of cost or fair value less selling costs.

Periodically, management reviews its portfolio of operating properties, undeveloped land held for investment and related goodwill and in those instances where properties have suffered an impairment in value that is deemed to be other than temporary, the properties and related goodwill will be reduced to their fair value. This review includes a quarterly analysis of occupancy levels and rental rates for the Company's properties in order to identify properties which may have suffered an impairment in value. Management prepares estimates of future cash flows for these properties to determine whether the Company will be able to recover its investment. In making such estimates, management considers the conditions in the commercial real estate markets in which the properties are located, current and expected occupancy rates, current and expected rental rates, and expected changes in operating costs. As of December 31, 1996, there were no such impairments in value. Maintenance and repairs are charged to operations. Acquisitions, additions, and improvements are capitalized.

Depreciation and Amortization. The Company uses the straight-line method for depreciation and amortization. Acquisition costs, building improvements and tenant improvements are depreciated over the periods benefited by the expenditures which range from 3 to 40 years. Deferred tenant costs (leasing commissions and tenant relocation costs) are amortized over the term of the related leases. Deferred financing costs are amortized over the terms of the related agreements. Cost in excess of fair value of net assets acquired is being amortized over 15 years.

Revenue Recognition. Rentals are generally recognized as revenue over the lives of leases according to provisions of the lease agreements. However, the straight-line basis, which averages annual minimum rents over the terms of leases, is used to recognize minimum rent revenues under leases which provide for material varying rents over their terms. For 1996, 1995 and 1994, the recognition of rental revenues on this basis for applicable leases increased rental revenues by $114,000, $80,000 and $512,000, respectively, over the amount which would have been recognized based upon the contractual provisions of these leases. Interest revenue is recognized on the accrual basis for interest-earning investments.

Federal Income Taxes. The Company is qualified and has elected tax treatment as a real estate investment trust under the Internal Revenue Code (a "REIT"). Accordingly, the Company distributes at least 95 percent of its REIT taxable income to its shareholders. Since the Company had no REIT taxable income in 1996, 1995 or 1994, no distributions to shareholders were made. To the extent that the Company pays dividends equal to 100 percent of REIT taxable income, the earnings of the Company are taxed at the shareholder level. However, the use of net operating loss carryforwards, which may reduce REIT taxable income to zero, are limited for alternative minimum tax purposes.

                      KOGER EQUITY, INC. AND SUBSIDIARIES

Earnings Per Common Share. Earnings per common share have been computed based on the weighted average number of shares of common stock and common stock equivalents outstanding as follows:

                                          ---------------------------
YEAR                                       PRIMARY      FULLY DILUTED
----                                      ----------    -------------
1996                                      19,500,171     19,575,513
1995                                      18,011,076     18,091,029
1994                                      17,718,757     17,718,757

Fair Value of Financial Instruments. The Company believes that the carrying amount of its financial instruments (temporary investments, accounts receivable, accounts payable, and mortgages and loans payable) is a reasonable estimate of fair value of these instruments.

Statements of Cash Flows. Cash in excess of daily requirements is invested in short-term monetary securities. Such temporary cash investments have an original maturity of less than three months and are deemed to be cash equivalents for purposes of the statements of cash flows.

During 1994, cost in excess of fair value of net assets acquired was adjusted as follows: (1) assets acquired increased $2,250,000; (2) liabilities assumed increased $243,000; and (3) additional direct merger costs were incurred which totalled $344,000. During 1995, cost in excess of fair value of net assets acquired was adjusted as follows: (1) assets acquired increased $169,000; and
(2) liabilities assumed increased $1,000. In addition, $6,412,000 of the unamortized cost in excess of fair value of net assets acquired was written off and offset against proceeds received by Southeast from the TKPL unsecured note. This write-off was based on management's analysis of the remaining value of the intangible assets based on the liquidation of TKPL and the partial repayment of the TKPL unsecured note.

During 1995, the Company contributed 122,441 shares of common stock to the Company's 401(k) Plan. These shares had a value of approximately $888,000 based on the closing price of the Company's common stock on the American Stock Exchange on December 30, 1994. In addition, TKPL assigned $595,000 of its net assets to Southeast as payment on the unsecured note to Southeast during 1995. During 1996, the Company contributed 43,804 shares of common stock to the Company's 401(k) Plan. These shares had a value of approximately $465,000 based on the closing price of the Company's common stock on the American Stock Exchange on December 31, 1995.

For 1996, 1995, and 1994, total interest payments (net of amounts capitalized) were $18,599,000, $23,823,000 and $23,525,000, respectively, for the Company.
For 1996, 1995 and 1994, payments for income taxes totalled $816,000, $133,000 and $227,000, respectively.

Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during each reporting period. Actual results could differ from those estimates.

New Accounting Standards. In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" ("SFAS 121"). SFAS 121 establishes accounting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used and for long-lived assets and certain identifiable intangibles to be disposed of. SFAS 121 is effective for the Company for the year ending December 31, 1996. The adoption of SFAS 121 did not have a material effect on the financial statements of the Company.

In October 1995, the Financial Accounting Standards Board also issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123 requires expanded disclosures of stock-based compensation arrangements with employees and encourages (but does not require) compensation cost to be measured based on the fair value of the equity instrument awarded. Companies are permitted, however, to continue to apply Accounting Principles Board Opinion No. 25 ("APB 25"), which recognizes compensation cost based on the intrinsic value of the equity instrument awarded. The Company will continue to apply APB 25 to its stock based compensation awards to employees and has disclosed the required pro forma effect on net income and earnings per share.

Reclassification. Certain 1995 and 1994 amounts have been reclassified to conform with 1996 presentation.

                      KOGER EQUITY, INC. AND SUBSIDIARIES

2.  TRANSACTIONS WITH RELATED PARTIES.

Three directors were elected to the Company's Board under the terms of an agreement dated October 10, 1996 between the Company and an affiliate of Apollo Real Estate Investment Fund II, L.P. ("Apollo") pursuant to which Apollo purchased three million shares of common stock from the Company for $43.5 million ($14.50 per share). Such agreement grants to Apollo registration rights and a conditional exemption from certain of the Company's takeover defenses and provides that for a period of three years (subject to earlier termination under certain circumstances): (i) Apollo may purchase up to 25 percent of the Company's outstanding stock; (ii) Apollo will be entitled to Board representation of up to three directors on a board of not more than 12 (depending upon Apollo's level of ownership of the common stock); and (iii) Apollo will not acquire more than 25 percent of the Company's outstanding stock and will vote its shares as to certain matters either in accordance with the recommendation of the Board or proportionately with other shareholders, unless the Company breaches its agreements or, without Apollo's consent, the Company takes certain significant actions such as certain amendments of the Company's organizational documents, liquidation, termination of REIT status, sale of the Company, acquisitions or disposition over a certain size, issuance of more than
9.8 percent of the outstanding common stock to a person or group or failure by the Company to employ its takeover defenses against another person who holds (or tender for) 15 percent or more of the common stock.

The proceeds of the Apollo stock sale were used to retire debt with a weighted average interest rate of 8.04%. Pro forma earnings per share information assuming the debt was retired at the beginning of 1996 is as follows:

Pro forma net income                          $13,291,000
Pro forma earnings per share:
  Primary                                     $      0.61
  Fully diluted                               $      0.61

In connection with the above transaction, Rothschild Realty, Inc., which employs Mr. Aloian as a Managing Director, received $350,000 for providing a fairness opinion to the Company's Board of Directors. Also, Mr. Hiley received from the Company a fee of $204,000 for his role in negotiating the transaction. Both Mr. Aloian and Mr. Hiley are directors of the Company.

Pursuant to a Consulting Agreement with the Company, which is subject to periodic evaluation by the Board of Directors, Mr. Hiley provides advice with respect to the financial aspects of the Company's strategic plan and was paid a fee of $146,000 for 1996.

Mr. Davis retired as an employee of the Company on December 31, 1996, but continues to serve the Company as a consultant. Pursuant to the Consulting Agreement between Mr. Davis and the Company, he will receive a consulting fee of $50,000 per year through December 31, 1999.

3.  INVESTMENTS IN THE KOGER PARTNERSHIP, LTD.

General. Southeast, a wholly-owned subsidiary of the Company, was the managing general partner of TKPL through December 26, 1995. Southeast's interests in TKPL included (1) 90,360 TKPL General and Limited Partnership Units (the "Units") and
(2) a restructured unsecured note from TKPL with a principal amount of approximately $31 million. In light of the terms of TKPL's restructured debt, the Company had determined that these investments had no value. During 1995, TKPL sold all of its operating properties. The net proceeds from the sale were sufficient to repay in full all secured debt and accrued interest of TKPL with the remaining excess sales proceeds and available cash of TKPL used to pay Southeast for amounts owed on subordinate debt and accrued interest. During 1995, TKPL repaid $17.7 million of the subordinate debt to Southeast. On December 4, 1995, the Bankruptcy Court in the TKPL Chapter 11 Case entered an order authorizing and directing Southeast to take all necessary and advisable action to wind up TKPL's affairs and to terminate its existence as a partnership. On December 26, 1995, TKPL was dissolved. The Company recorded a gain on the recovery of the TKPL note to Southeast of $11,288,000, which was calculated as follows:

Proceeds from TKPL unsecured note to Southeast                $17,700,000
Partial Write-off of Cost in Excess of Fair Value of Net
  Assets Acquired                                              (6,412,000)
                                                              -----------
     Gain on TKPL Note to Southeast                           $11,288,000
                                                              ===========

                      KOGER EQUITY, INC. AND SUBSIDIARIES

Basis of Accounting for the Investment in TKPL. Southeast had significant influence over TKPL's activities because it owned approximately 32 percent of TKPL's outstanding Units. However, Southeast did not control TKPL for accounting purposes and, accordingly, accounted for its investment using the equity method. No losses of TKPL were allocated to Southeast because Southeast was not obligated to fund losses of TKPL as stated in the Third Amended and Restated Agreement of Limited Partnership dated August 3, 1993.

Duties to and Compensation from TKPL. Southeast, in its capacity as Managing General Partner, generally had responsibility for all aspects of TKPL's operations and received as compensation for its services a management fee equal to nine percent of the gross rental revenues derived from the properties it managed for TKPL. All third-party leasing commissions incurred on TKPL buildings were the responsibility of the Company. During 1995 and 1994, the management fees earned were approximately $1,685,000 and $3,288,000, respectively. During the fourth quarter of 1995, approximately $500,000 of management fees from TKPL previously recorded were written off because collection of these fees could have potentially affected the Company's REIT status.

Purchase of TKPL Mortgage Notes. During 1995, KE acquired $27.8 million principal amount of TKPL New Secured Notes and $4.5 million principal amount of TKPL Converted Loan Notes for approximately $18.2 million in the aggregate. During 1995, the TKPL New Secured Notes and the TKPL Converted Loan Notes were retired by TKPL. The Company recorded $13,066,000 of interest revenue related to these notes during 1995 which represented repayment proceeds on the notes in excess of the Company's cost basis. These excess proceeds were recorded as an interest yield adjustment on the notes.

4.  MORTGAGES AND LOANS PAYABLE.

On December 18, 1996, the Company closed on $175.9 million of a $190 million non-recourse loan with Northwestern Mutual Life Insurance Company ("Northwestern") which is secured by 10 office parks. This loan is divided into
(i) a tranche in the amount of $100.5 million ($86.4 million which has been drawn) with a 10 year maturity and an interest rate of 8.25 percent and (ii) a tranche in the amount of $89.5 million with a maturity of 12 years and an interest rate of 8.33 percent. The Company plans to draw the remaining loan proceeds when the existing indebtedness on two buildings matures. Monthly payments on this loan include principal amortization based on a 25 year amortization period. This indebtedness requires the Company to maintain certain financial ratios and is collateralized by properties with a carrying value of approximately $253.8 million at December 31, 1996.

At December 31, 1996, the Company had other mortgages payable with an outstanding balance of $27,142,000 which is net of a $369,000 discount. Such mortgages are generally amortizing, bear interest at rates ranging from 8.5 percent to 10.125 percent, and are collateralized by office buildings with a carrying value of approximately $50.2 million at December 31, 1996.

With the proceeds of a private placement of three million shares of the Company's common stock and the Northwestern loan, the Company repaid all of its debt which had been restructured during 1993.

The Company has signed a commitment for a $50 million revolving credit facility, subject to sufficient collateral being provided to fund this facility. Based on the Company's election, the interest rate on this revolving credit facility will be either (i) the lender's LIBOR rate plus 200 basis points or (ii) the lender's prime rate. Interest payments will be due monthly on this credit facility which has a term of two years. At the election of the lender, the term of this credit facility may be extended for additional periods of one year each.

                      KOGER EQUITY, INC. AND SUBSIDIARIES

The annual maturities of loans and mortgages payable, which are gross of $369,000 of unamortized discounts, as of December 31, 1996, are summarized as follows:

                                              --------------
                YEAR ENDING                       AMOUNT
                DECEMBER 31,                  (IN THOUSANDS)
                ------------                  --------------
1997                                             $ 11,333
1998                                                3,909
1999                                                3,502
2000                                               17,971
2001                                                3,184
Subsequent Years                                  163,514
                                                 --------
          Total                                  $203,413
                                                 ========

5.  LEASES.

The Company's operations consist principally of owning and leasing of office space. Most of the leases are for terms of three to five years. Generally, the Company pays all operating expenses, including real estate taxes and insurance. At December 31, 1996, approximately 94 percent of the Company's annualized rentals were subject to rent escalations based on changes in the Consumer Price Index or increases in real estate taxes and certain operating expenses. A substantial number of leases contain options that allow leases to renew for varying periods.

The Company's leases are operating leases and expire at various dates through 2014. Minimum future rental revenues from leases in effect at December 31, 1996, determined without regard to renewal options, are summarized as follows:

                                              --------------
                YEAR ENDING                       AMOUNT
                DECEMBER 31,                  (IN THOUSANDS)
                ------------                  --------------
1997                                             $ 88,825
1998                                               66,783
1999                                               46,759
2000                                               34,423
2001                                               21,693
Subsequent Years                                   61,470
                                                 --------
          Total                                  $319,953
                                                 ========

The above minimum future rental revenue does not include contingent rentals that may be received under provisions of the lease agreements. Contingent rentals amounted to $2,886,000, $1,792,000 and $2,172,000 for the years 1996, 1995, and
1994, respectively.

At December 31, 1996, annualized rental revenues totalled approximately $13,500,000 for the State of Florida, when all of its departments and agencies which lease space in the Company's buildings were combined. Also, at that date, annualized rental revenues totalled approximately $10,498,000 for the United States of America, when all of its departments and agencies which lease space in the Company's buildings were combined.

6.  STOCK OPTIONS AND RIGHTS.

1988 Stock Option Plan. The Company's Amended and Restated 1988 Stock Option Plan (the "1988 Plan") provides for the granting of options to purchase up to 500,000 shares of its common stock to key employees of the Company and its subsidiaries. To exercise the option, payment of the option price is required before the option shares are delivered. These options expire seven years from the date of grant and are generally exercisable beginning one year from the date of the grant at the rate of 20 percent per annum of the shares covered by each option on a cumulative basis being fully exercisable five years after the date of grant.

                      KOGER EQUITY, INC. AND SUBSIDIARIES

1993 Stock Option Plan. The Company's 1993 Stock Option Plan (the "1993 Plan") provides for the granting of options to purchase up to 1,000,000 shares of its common stock to key employees of the Company and its affiliates. To exercise the option, payment of the option price is required before the option shares are delivered. These options expire ten years from the date of grant and are generally exercisable beginning one year from the date of the grant at the rate of 20 percent per annum of the shares covered by each option on a cumulative basis being fully exercisable five years after the date of grant.

1996 Stock Option Plan. The Company's 1996 Stock Option Plan (the "1996 Plan") provides for the granting of options to purchase up to 650,000 shares of its common stock to key employees of the Company. To exercise the option, payment of the option price is required before the option shares are delivered. These options expire ten years from the date of grant and are exercisable beginning one year from the date of the grant at the rate of 20 percent per annum of the shares covered by each option on a cumulative basis being fully exercisable five years after the date of grant.

Information Concerning Options Granted. Substantially all of the options granted have been granted with an exercise price equal to the market value at the date of grant. If compensation cost for stock option grants had been determined based on the fair value at the grant dates for 1996 and 1995 consistent with the method prescribed by SFAS 123, the Company's net earnings and earnings per share would have been adjusted to the pro forma amounts indicated below:

                                                                 1996           1995
                                                              -----------    -----------
Net Income
     --As reported..........................................  $10,501,000    $28,990,000
     --Pro forma............................................  $10,139,000    $28,960,000
Primary Earnings per share
     --As reported..........................................  $      0.54    $      1.61
     --Pro forma............................................  $      0.52    $      1.61

Under SFAS 123, the fair value of each option grant is estimated on the date of grant using the binomial option-pricing model with the following weighted-average assumptions used for grants in 1996 and 1995:

                                                              1996     1995
                                                              -----    -----
1988 PLAN
  Dividend Yield............................................   5.00%    5.00%
  Expected Volatility.......................................  28.09%   43.70%
  Risk-free Interest Rates..................................   6.52%    7.35%
  Expected Lives (Months)...................................     61       69

                                                              1996     1995
                                                              -----    -----
1993 PLAN AND 1996 PLAN
  Dividend Yield............................................   5.00%    5.00%
  Expected Volatility.......................................  24.17%   43.60%
  Risk-free Interest Rates..................................   6.29%    7.37%
  Expected Lives (Months)...................................     86       69

                      KOGER EQUITY, INC. AND SUBSIDIARIES

A summary of the status of fixed stock option grants as of December 31, 1996, 1995 and 1994, and changes during the years ending on those dates is presented below:

                                                1996                     1995                     1994
                                        ---------------------    ---------------------    ---------------------
                                                     WEIGHTED                 WEIGHTED                 WEIGHTED
                                                     AVERAGE                  AVERAGE                  AVERAGE
                                                     EXERCISE                 EXERCISE                 EXERCISE
                                         OPTIONS      PRICE       OPTIONS      PRICE       OPTIONS      PRICE
                                        ---------    --------    ---------    --------    ---------    --------
Outstanding--beginning of year........  1,251,862     $ 7.04     1,557,412     $ 9.54       758,576     $14.39
  Granted.............................    923,981      14.39       311,800       7.53       973,282       7.63
  Exercised...........................   (146,268)      7.33        (5,470)      6.96        (1,200)      5.13
  Expired.............................          0         --      (299,180)     20.00             0         --
  Forfeited...........................   (100,616)      7.69      (312,700)      7.60      (173,246)     20.00
                                        ---------                ---------                ---------
Outstanding--end of year..............  1,928,959     $10.51     1,251,862     $ 7.04     1,557,412     $ 9.54
                                        =========     ======     =========     ======     =========     ======

The weighted average fair values of options granted during 1996 and 1995 were $3.79 and $3.44 per option, respectively.

The following table summaries information about fixed stock options outstanding at December 31, 1996:

EXERCISE     OPTIONS       OPTIONS     WEIGHTED AVERAGE
 PRICE     OUTSTANDING   EXERCISABLE    REMAINING LIFE
--------   -----------   -----------   ----------------
                                           (MONTHS)
$ 5.125       266,786      209,536            25
  7.500       182,500       19,972            96
  7.625       572,879      227,426            78
  8.125         6,000        1,200           100
 11.500       189,294      135,744           103
 15.375       711,500            0           119
            ---------      -------
            1,928,959      593,878            90
            =========      =======           ===

Remaining non-exercisable options as of December 31, 1996 become exercisable as follows:

                                                                      NUMBER
    YEAR                                                            OF OPTIONS
    ----                                                             ----------
    1997                                                              387,243
    1998                                                              329,993
    1999                                                              329,993
    2000                                                              164,842
    2001                                                              123,010
                                                                    ---------
                                                                    1,335,081
                                                                    =========

Warrants. The Company had 1,110,887 and 1,114,217 Warrants outstanding on December 31, 1996 and 1995, respectively. Each Warrant gives the holder the right to purchase one share of common stock at a price of $8.00 per share, such rights to be exercisable until June 30, 1999. The Warrants are subject to redemption at the option of the Company at prices currently ranging from $3.48 to $5.24 per Warrant.

Shareholder Rights Plan. Pursuant to a Shareholder Rights Plan (the "Rights Plan"), on September 30, 1990, the Board of Directors of the Company declared a dividend of one Common Stock Purchase Right for each outstanding share of common stock of the Company. Under the terms of the Rights Plan, the rights which were distributed to the shareholders of record on October 11, 1990, trade together with the Company's common stock (the "Shares") and are not exercisable until the occurrence of certain events (none of which have occurred through December 31, 1996), including acquisition of, or commencement of a tender offer for, 15 percent or more of the Company's common stock. In such event, each right entitles its holder (other than the acquiring person or bidder) to acquire additional shares of the Company's common stock at a fifty percent discount from the market price. The rights are redeemable under circumstances as specified in the Rights Plan. The Rights Plan was

                      KOGER EQUITY, INC. AND SUBSIDIARIES
amended effective October 10, 1996 for a certain shareholder and its affiliates. See Note 2 for further discussion of this amendment.

7.  STOCK INVESTMENT PLAN.

During 1994, the Company adopted a Monthly Stock Investment Plan (the "SIP") which provides for regular purchases of the Company's common stock by all employees and directors. The SIP provides for monthly payroll and directors' fees deductions up to $1,700 per month with the Company making monthly contributions for the account of each participant as follows: (i) 25 percent of amounts up to $50; (ii) 20 percent of amounts between $50 and $100; and (iii) 15 percent of amounts between $100 and $1,700, which amounts are used by an unaffiliated Administrator to purchase shares from the Company.

The Company has reserved a total of 200,000 Shares for issuance under the SIP. The Company's contribution and the expenses incurred in administering the SIP totalled approximately $36,700, $34,800 and $7,900 for 1996, 1995 and 1994,
respectively. Through December 31, 1996, 45,016 Shares have been issued under the SIP.

8.  EMPLOYEE BENEFIT PLANS.

During 1994, the Company adopted a 401(k) plan (the "401(k) Plan") which permits contributions by employees. The Company's Board of Directors approved a Company contribution to the 401(k) Plan for 1994. This contribution was in the form of the Company's common stock and was made during February, 1995. The contribution totalled 122,441 Shares which had a value of approximately $888,000 on December 31, 1994. For 1995, the Company's Board of Directors approved a Company contribution to the 401(k) Plan in the form of the Company's Shares (43,804 Shares which had a value of approximately $465,000 on December 31, 1995) and cash ($443,000). The contribution for 1995 was made during February, 1996. For 1996, the Company's Board of Directors approved a Company contribution to the 401(k) Plan in the form of the Company's Shares (23,657 Shares which had a value of approximately $444,000 on December 31, 1996). The contribution for 1996 was made on January 6, 1997.

The Company's Board of Directors has adopted a supplemental executive retirement plan (the "SERP"), an unfunded defined benefit plan. The purpose of the SERP is to facilitate the retirement of select key executive employees by supplementing their benefits under the Company's 401(k) Plan. The document establishing the SERP, which became effective on June 28, 1995, was executed by the Company on August 18, 1995. The benefits are based on years of service and the employee's average base salary during the last three calendar years of employment.

Net periodic pension cost for the SERP for 1996 and 1995 was as follows (in thousands):

                                                              1996    1995
                                                              ----    ----
Service Cost................................................  $ 28    $ 25
Interest Cost...............................................   242      94
Amortization of Unrecognized Prior Service Cost.............   219     109
                                                              ----    ----
     Total..................................................  $489    $228
                                                              ====    ====

Assumptions used in the computation of net periodic pension cost for the SERP were as follows:

Discount rate...............................................    7.5%
Rate of increase in salary levels...........................    5.0%

                      KOGER EQUITY, INC. AND SUBSIDIARIES

The following table sets forth the status of the unfunded SERP and the amounts included in accrued liabilities-other in the Consolidated Balance Sheet at December 31, 1996 and 1995 (in thousands):

                                                               1996       1995
                                                              -------    -------
Accumulated benefit obligation..............................  $ 2,370    $ 1,884
Effect of projected future salary increases.................    1,126        624
                                                              -------    -------
Projected benefit obligation................................  $ 3,496    $ 2,508
                                                              =======    =======
Actuarial present value of projected benefit obligations in
  excess of plan assets.....................................  $(3,496)   $(2,508)
Unrecognized prior service cost.............................    2,779      2,280
Additional minimum liability................................   (1,653)    (1,656)
                                                              -------    -------
Accrued pension cost........................................  $(2,370)   $(1,884)
                                                              =======    =======

9.  DIVIDENDS.

The Company paid no dividends during the three years ended December 31, 1996. The Company intends that the quarterly dividend payout in the last quarter of each year will be adjusted to reflect the distribution of at least 95 percent of the Company's REIT taxable income as required by the Federal income tax laws. During December 1996, the Company's Board of Directors declared a quarterly dividend of $0.05 per share payable on February 10, 1997, to shareholders of record on January 6, 1997.

10.  FEDERAL INCOME TAXES.

The Company is operated in a manner so as to qualify and has elected tax treatment as a REIT. The Company's taxable loss prior to the dividends paid deduction for the years ended December 31, 1996, 1995, and 1994 was approximately $401,000, $23,265,000 and $15,954,000, respectively. The difference between net income for financial reporting purposes and taxable income/loss results primarily from different methods of accounting for bad debts, depreciable lives related to the properties owned, advance rents received and net operating loss carryforwards. At December 31, 1996, the net book basis of the Company's assets and liabilities exceeded the net tax basis of assets and liabilities in the amount of approximately $11.9 million.

The Company utilized approximately $323,000 and $593,000 of net operating loss carryforwards to eliminate REIT taxable income for 1994 and 1995, respectively. The Company's net operating loss carryforward available to offset REIT taxable income for 1996 is approximately $14,949,000. The use of net operating loss carryforwards and other tax attributes by the Company is subject to certain limitations imposed by Internal Revenue Code Sections 382 and 383. These limitations apply to both regular and alternative minimum taxes. These net operating loss carryforwards and other tax attributes can be used in varying degrees to offset REIT taxable income or tax through 2007. For 1995, the Company paid alternative minimum taxes of approximately $103,000 and recorded a provision for alternative minimum taxes of approximately $300,000 for 1996.

During 1996, the Internal Revenue Service ("IRS") completed its examination of the Company's 1992 and 1993 Federal income tax returns and the Koger Properties, Inc. ("KPI") final Federal income tax return. The IRS submitted their Report to the Company and proposed disallowing certain deductions on KPI's final Federal income tax return, the result of which reduced the net operating loss carryforwards acquired from KPI from approximately $98 million to $30 million and required the payment of approximately $169,000 of alternative minimum tax plus interest. Management believes this was a favorable settlement with respect to KPI's final Federal income tax return. There were no proposed adjustments to the Company's 1992 and 1993 tax returns.

11.  LITIGATION.

A derivative action against the Company in the U. S. District Court, Middle District of Florida (the "District Court"), which commenced on October 29, 1990, has been resolved in favor of the Company. Various amended filings and counter-claims have been filed against the Company of which the Company does not believe that the outcome will materially affect its operations or financial position. The Company and the other parties to this derivative action have agreed on a settlement of all claims and have submitted documentation thereof to the District Court. On January 10, 1996, the District Court entered its order

                      KOGER EQUITY, INC. AND SUBSIDIARIES
approving this settlement (the "Approval Order") after notice to stockholders of the Company. The Approval Order became final on or about February 12, 1996, and the parties are now required to exchange documentation and effect other steps to consummate this settlement. During 1995, the Company paid $50,000 for settlement of this litigation.

During 1994, the Company settled a pending class action proceeding (the "Securities Action"). The Company recorded a provision of $1,685,000 relating to the settlement of the Securities Action and incurred additional costs related to the settlement which totalled $217,000.

Under the terms of the merger agreement between the Company and KPI, the Company agreed to indemnify the former non-officer directors of KPI other than Ira M. Koger (the "Indemnified Persons") in respect of amounts to which such Indemnified Person would be otherwise entitled to indemnification under Florida law, the articles of incorporation or the by-laws of KPI arising out of acts or omissions prior to September 25, 1991 (the "Indemnity"). The obligations, if any, of the Company under such indemnification do not exceed (i) $1,000,000 in the aggregate and (ii) $200,000 per Indemnified Person and are subject to certain other conditions precedent. Certain of the former non-officer directors of KPI were defendants in a Pension Plan class action suit (the "Roby Case"). The Company was not named in this suit. However, certain former non-officer directors of KPI may be Indemnified Persons. The Company signed an agreement to settle the Roby Case and placed in escrow $100,000 as its contribution to such settlement for the Indemnified Persons. On January 9, 1997, the District Court entered the Order and Final Judgment approving the agreement to settle the Roby Case. The time for appeal of the Order and Final Judgment has passed with no appeal having been taken. No provision has been made in the Consolidated Financial Statements for any additional liability that may result from the Indemnity.

12.  COMMITMENTS AND CONTINGENCIES.

At December 31, 1996, the Company had commitments for the construction of buildings and improvements to existing buildings of approximately $6.7 million.

On February 27, 1997, the Company sold 8.1 acres of unimproved land, with a carrying value of $2 million, located in Miami, Florida for an aggregate sales price of $2.97 million.

13.  INTERIM FINANCIAL INFORMATION (UNAUDITED).

Selected quarterly information for the two years in the period ended December 31, 1996, is presented below (in thousands except per share amounts):

                        RENTAL     TOTAL       NET     EARNINGS PER
   QUARTERS ENDED      REVENUES   REVENUES   INCOME    COMMON SHARE
   --------------      --------   --------   -------   ------------
March 31, 1995         $23,482    $25,446    $ 2,204      $ .12
June 30, 1995           24,255     26,125      2,026        .11
September 30, 1995(1)   23,762     44,934     18,983       1.05
December 31, 1995(2)    23,366     29,245      5,777        .32
March 31, 1996          23,985     25,177      3,016        .16
June 30, 1996           24,160     25,384      2,214        .12
September 30, 1996      24,515     25,751      2,261        .12
December 31, 1996(3)    25,682     27,760      3,010        .14

---------------
(1) The results for the quarter ended September 30, 1995 were affected by (i) the interest revenue associated with the Company's investment in the TKPL mortgage notes, (ii) the gain associated with the partial repayment of a TKPL note to Southeast and (iii) the write-off of deferred offering costs.

(2) The results for the quarter ended December 31, 1995 were affected by additional gain associated with the partial repayment of a TKPL note to Southeast.

(3) The results for the quarter ended December 31, 1996 were affected by an extraordinary loss on early retirement of debt. Income before extraordinary item was $4,396 and earnings per common share before extraordinary item was $0.21.

                           PRO FORMA FINANCIAL STATEMENTS

The following unaudited pro forma financial statements set forth (i) the pro forma balance sheet as of September 30, 1997, as if the acquisition of an office building occurred on September 30, 1997, and (ii) the pro forma statements of operations for the year ended December 31, 1996 and the nine months ended September 30, 1997, as if the 1997 Acquisitions occurred on January 1, 1996. The pro forma financial statements are based upon assumptions contained in the notes thereto and should be read in conjunction with such notes.

The following unaudited pro forma financial statements may not necessarily reflect the results of operations or financial position of the Company which would have actually resulted had the 1997 Acquisitions occurred as of the date and for the periods indicated, nor should they be taken as indicative of the future results of operations or the future financial position of the Company. Differences would result from various factors, including changes in the amounts of rents received and rental expenses paid in connection with operating the office buildings acquired and changes in the interest rates assumed on the Company's secured revolving credit facility.

                               KOGER EQUITY, INC.

                       UNAUDITED PRO FORMA BALANCE SHEET

                               SEPTEMBER 30, 1997
                                 (IN THOUSANDS)

                                                              ---------------------------------------------
                                                               HISTORICAL                      PRO FORMA
                                                              SEPTEMBER 30,    PRO FORMA     SEPTEMBER 30,
                                                                  1997        ADJUSTMENTS         1997
                                                              -------------   -----------    --------------
ASSETS
Operating properties:
  Real estate                                                   $639,595        $21,172(a)      $660,767
  Furniture and equipment                                          2,042             99(a)         2,141
  Accumulated depreciation                                       (98,395)                        (98,395)
                                                                --------        -------         --------
          Operating properties -- net                            543,242         21,271          564,513
Properties under construction                                     17,200                          17,200
Undeveloped land held for investment                              15,327                          15,327
Undeveloped land held for sale                                     1,512                           1,512
Cash and temporary investments                                     9,293         (2,915)(a)        6,378
Accounts receivable, net                                           4,961                           4,961
Investment in Koger Realty Services, Inc.                            384                             384
Cost in excess of fair value of net assets acquired -- net         1,912                           1,912
Other assets                                                      11,488           (286)(a)       11,202
                                                                --------        -------         --------
          TOTAL ASSETS                                          $605,319        $18,070         $623,389
                                                                ========        =======         ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
  Mortgages and loans payable                                   $202,091        $18,000(a)      $220,091
  Accounts payable                                                 3,011                           3,011
  Accrued real estate taxes payable                                6,859             56(a)         6,915
  Accrued liabilities -- other                                     5,025                           5,025
  Dividends payable                                                3,283                           3,283
  Advance rents and security deposits                              4,526             14(a)         4,540
                                                                --------        -------         --------
          Total Liabilities                                      224,795         18,070          242,865
                                                                --------        -------         --------
Shareholders' Equity:
  Common stock                                                       249                             249
  Capital in excess of par value                                 374,988                         374,988
  Retained earnings                                               33,745                          33,745
  Treasury stock, at cost                                        (28,458)                        (28,458)
                                                                --------        -------         --------
          Total Shareholders' Equity                             380,524                         380,524
                                                                --------        -------         --------
          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY            $605,319        $18,070         $623,389
                                                                ========        =======         ========

See Accompanying Notes to Unaudited Pro Forma Financial Statements.

                               KOGER EQUITY, INC.

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1996
                                 (IN THOUSANDS)

                                                              ------------------------------------------
                                                              HISTORICAL       PRO FORMA       PRO FORMA
                                                                 1996         ADJUSTMENTS        1996
                                                              ----------      -----------      ---------
REVENUES
  Rental and other rental services                             $98,805          $ 9,856(a)     $108,661
  Management fees                                                2,682                            2,682
  Interest                                                       1,951           (1,225)(b)         726
  Income from Koger Realty Services, Inc.                          342                              342
  Gain on TKPL note to Southeast                                   292                              292
                                                               -------          -------        --------
          Total revenues                                       104,072            8,631         112,703
                                                               -------          -------        --------
EXPENSES
  Property operations                                           41,597            3,632(a)       45,229
  Depreciation and amortization                                 21,127            1,827(c)       22,954
  Mortgage and loan interest                                    18,701            3,138(d)       21,839
  General and administrative                                     6,623                            6,623
  Direct cost of management fees                                 1,884                            1,884
  Undeveloped land costs                                           517               12(e)          529
  Litigation costs                                                 424                              424
  Loss on sale or disposition of assets                            497                              497
                                                               -------          -------        --------
          Total expenses                                        91,370            8,609          99,979
                                                               -------          -------        --------
INCOME BEFORE INCOME TAXES                                      12,702               22          12,724
Income taxes                                                       815                              815
                                                               -------          -------        --------
INCOME BEFORE EXTRAORDINARY ITEM                               $11,887          $    22        $ 11,909
                                                               =======          =======        ========
EARNINGS PER COMMON SHARE AND COMMON EQUIVALENT SHARE BEFORE
  EXTRAORDINARY ITEM:
  Primary                                                      $  0.61                         $   0.61
                                                               =======                         ========
  Fully Diluted                                                $  0.61                         $   0.61
                                                               =======                         ========
WEIGHTED AVERAGE COMMON SHARES AND COMMON EQUIVALENT SHARES
  OUTSTANDING:
  Primary                                                       19,500                           19,500
                                                               =======                         ========
  Fully Diluted                                                 19,576                           19,576
                                                               =======                         ========

See Accompanying Notes to Unaudited Pro Forma Financial Statements.

                               KOGER EQUITY, INC.

                  UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997
                                 (IN THOUSANDS)

                                                              ---------------------------------------------
                                                               HISTORICAL                       PRO FORMA
                                                              SEPTEMBER 30,     PRO FORMA     SEPTEMBER 30,
                                                                  1997         ADJUSTMENTS        1997
                                                              -------------    -----------    -------------
REVENUES
  Rental and other rental services                               $80,250         $5,446(a)       $85,696
  Management fees                                                  2,209                           2,209
  Interest                                                         1,084           (727)(b)          357
  Income from Koger Realty Services, Inc.                            489                             489
  Reduction of gain on TKPL note to Southeast                         (9)                             (9)
                                                                 -------         ------          -------
          Total revenues                                          84,023          4,719           88,742
                                                                 -------         ------          -------
EXPENSES
  Property operations                                             32,824          2,147(a)        34,971
  Depreciation and amortization                                   17,238            897(c)        18,135
  Mortgage and loan interest                                      12,264          1,729(d)        13,993
  General and administrative                                       4,256                           4,256
  Direct cost of management fees                                   1,553                           1,553
  Undeveloped land costs                                             341              6(e)           347
  Loss on early retirement of debt                                   144                             144
  Provision for loss on land held for sale                          (379)                           (379)
                                                                 -------         ------          -------
          Total expenses                                          68,241          4,779           73,020
                                                                 -------         ------          -------
INCOME BEFORE GAIN ON SALE OR DISPOSITION OF ASSETS               15,782            (60)          15,722
Gain on sale or disposition of assets                              2,057                           2,057
                                                                 -------         ------          -------
INCOME BEFORE INCOME TAXES                                        17,839            (60)          17,779
Income taxes                                                         189                             189
                                                                 -------         ------          -------
NET INCOME                                                       $17,650         $  (60)         $17,590
                                                                 =======         ======          =======
EARNINGS PER COMMON SHARE AND COMMON EQUIVALENT SHARE:
  Primary                                                        $  0.79                         $  0.79
                                                                 =======                         =======
  Fully Diluted                                                  $  0.79                         $  0.79
                                                                 =======                         =======
WEIGHTED AVERAGE COMMON SHARES AND COMMON EQUIVALENT SHARES
  OUTSTANDING:
  Primary                                                         22,251                          22,251
                                                                 =======                         =======
  Fully Diluted                                                   22,319                          22,319
                                                                 =======                         =======

See Accompanying Notes to Unaudited Pro Forma Financial Statements.

                               KOGER EQUITY, INC.

               NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

1.  BASIS OF PRESENTATION.

During the period from May 15, 1997 through October 1, 1997, the Company consummated the 1997 Acquisitions. These acquisitions were funded from working capital and by drawing $26 million under the Company's secured revolving credit facility. It is the intent of the Company's management to operate the ten office buildings acquired in a manner similar to the Company's existing office building portfolio. It is currently management's intent that the undeveloped land acquired, pursuant to these acquisitions, will be held as an investment for future development.

2.  UNAUDITED PRO FORMA BALANCE SHEET.

The unaudited pro forma balance sheet as of September 30, 1997 is based on the historical balance sheet for the Company presented herein and in its Quarterly Report on Form 10-Q for the period ended September 30, 1997. The unaudited pro forma balance sheet includes adjustments assuming the acquisition of an office building occurred as of September 30, 1997. Significant pro forma adjustments in the unaudited pro forma balance sheet include the following:

          (a) The Company acquired an office building in Atlanta, Georgia for $21,172,000 and related furniture and equipment which totaled $99,000. This purchase was partially funded with an $18,000,000 draw on the Company's secured revolving credit facility.

3. UNAUDITED PRO FORMA STATEMENT OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1996.

The unaudited pro forma statement of operations for the year ended December 31, 1996 is based on the historical statement of operations for the Company presented herein and in its Annual Report on Form 10-K for the year ended December 31, 1996. The unaudited pro forma statement of operations includes adjustments assuming that the 1997 Acquisitions occurred as of January 1, 1996. Significant pro forma adjustments in the unaudited pro forma statement of operations include the following:

          (a) Adjustment required for the historical rental revenues and operating expenses for the ten office buildings acquired. Operating expenses do not include historical management costs and fees for those office buildings which the Company plans to manage with existing staff.

          (b) Adjustment required to reduce interest revenues based upon assumption that $25,000,000 of cash would have been used to purchase the 1997 Acquisitions on January 1, 1996. The average interest rate on temporary cash investments was estimated to be 4.9 percent.

          (c) Adjustment required to reflect depreciation ($1,472,000) on the office buildings and furniture and equipment acquired, based on the total cost of the 1997 Acquisitions. The Company uses the straight-line method for depreciation and amortization using an estimated life of 39 years for buildings and five to seven years for furniture and equipment. Also, an adjustment required to reflect amortization expense ($355,000) related to deferred financing costs for the secured revolving credit facility.

          (d) Adjustment required to reflect interest expense related to the assumed amount drawn on the secured revolving credit facility ($42,111,000) to fund the 1997 Acquisitions. The estimated average interest rate on the secured revolving credit facility was 7.45 percent.

          (e) Adjustment required to reflect real estate taxes on the two parcels of unimproved land purchased as part of the 1997 Acquisitions.

4. UNAUDITED PRO FORMA STATEMENT OF OPERATIONS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1997.

The unaudited pro forma statement of operations for the nine months ended September 30, 1997 is based on the historical statement of operations for the Company presented herein and in its Quarterly Report on Form 10-Q for the period ended September 30, 1997. The unaudited pro forma statement of operations includes adjustments assuming that the 1997 Acquisitions occurred as of January 1, 1996. Significant pro forma adjustments in the unaudited pro forma statement of operations for the nine months ended September 30, 1997 include the following:

          (a) Adjustment required for the rental revenues and operating expenses for the ten office buildings for the period prior to their acquisition. These amounts were estimated based on historical information available for portions of these

                               KOGER EQUITY, INC.

periods. Operating expenses do not include management costs and fees for those office buildings which the Company plans to manage with existing staff.

          (b) Adjustment required to reduce interest revenues based upon assumption that $35,000,000 of cash would have been used to purchase the 1997 Acquisitions on January 1, 1996. The average interest rate on temporary cash investments was estimated to be 5.0 percent.

          (c) Adjustment required to reflect depreciation ($799,000) on the office buildings and furniture and equipment acquired, based on the total cost of the assets acquired. The Company uses the straight-line method for depreciation and amortization using an estimated life of 39 years for buildings and five to seven years for furniture and equipment. Also, an adjustment required to reflect additional amortization expense ($98,000) related to deferred financing costs for the secured revolving credit facility.

          (d) Adjustment required to reflect additional interest expense related to the assumed amount drawn on the secured revolving credit facility ($32,111,000) to fund the 1997 Acquisitions. The estimated average interest rate on the secured revolving credit facility was 7.60 percent.

          (e) Adjustment required to reflect real estate taxes on the two parcels of unimproved land acquired as part of the 1997 Acquisitions for the period prior to acquisition.

                               KOGER EQUITY, INC.

           UNAUDITED STATEMENT OF ESTIMATED TAXABLE OPERATING RESULTS
  AND ESTIMATED CASH TO BE MADE AVAILABLE BY OPERATIONS OF KOGER EQUITY, INC.

              FOR THE TWELVE MONTH PERIOD ENDED DECEMBER 31, 1996
                                 (IN THOUSANDS)

REVENUES
  Rental and other rental services                              $108,960
  Management fees                                                  2,682
  Interest                                                           726
  Dividends received from Koger Realty Services, Inc.                490
  Gain on TKPL note to Southeast                                     292
                                                                --------
          Total revenues                                         113,150
                                                                --------
EXPENSES
  Property operations                                             44,938
  Depreciation and amortization                                   19,027
  Mortgage and loan interest                                      21,839
  General and administrative                                       6,190
  Direct cost of management fees                                   1,813
  Other                                                              953
  Compensation -- exercise of stock options                          742
                                                                --------
          Total expenses                                          95,502
                                                                --------
Estimated Taxable Operating Income                                17,648
Add Back: Depreciation and Amortization                           19,027
                                                                --------
Estimated Cash to Be Made Available by Operations               $ 36,675
                                                                ========

Note 1: This statement of estimated taxable operating results and estimated cash to be made available by operations is an estimate of operating results of the Company for the twelve month period ended December 31, 1996 assuming that the 1997 Acquisitions occurred on the first day of the twelve month period. However, this statement does not purport to reflect actual results for any period.

Note 2: Tax depreciation was determined based upon the actual tax depreciation for the Company's existing portfolio and based upon the assumption that the 1997 Acquisitions occurred on the first day of the twelve month period.

ACQUISITIONS

As of September 30, 1997 the Company had acquired ten office buildings in Atlanta, El Paso, Greenville, Jacksonville, San Antonio and Tallahassee, containing approximately 652,100 net rentable square feet.



Description of seven color photographs:

Photograph of the 1455 Parkway Building office building, located in Atlanta, GA.

Photograph of the Pacific Plaza Building, located in San Antonio, TX.

Photograph of the Deerwood Park Building, located in Jacksonville, FL.

Photograph of two office buildings, the Coventry I and the Coventry II, located in El Paso, TX.

Photograph of the Koger Atrium Building, located in San Antonio, TX.

Photograph of the Alexander Building, located in Tallahassee, FL.

Photograph of the three office buildings located in the Park Central Office Park, in Greenville, S.C.

PROSPECTUS

                                  $300,000,000
                        PREFERRED STOCK AND COMMON STOCK

                               KOGER EQUITY, INC.

                             ---------------------

     Koger Equity, Inc. (the "Company") may offer from time to time, in one or more classes or series, (a) shares of its Preferred Stock, par value $.01 per share (the "Preferred Stock"), and (b) shares of its Common Stock, par value $.01 per share (the "Common Stock"), with an aggregate public offering price of up to $300,000,000 on terms to be determined at the time or times of offering. The Preferred Stock and the Common Stock (collectively, the "Securities") may be offered, separately or together, in separate classes or series in amounts, at prices and on terms to be set forth in a supplement to this Prospectus (a "Prospectus Supplement").

     The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable: (a) in the case of Preferred Stock, the number of shares, the specific title, any dividend, liquidation, redemption, conversion or exchange, voting and other rights, and any initial public offering price, and
(b) in the case of Common Stock, the number of shares and any initial public offering price. In addition, such specific terms may include limitations on direct or beneficial ownership and restrictions on transfer of the Securities, in each case as may be appropriate to preserve the status of the Company as a real estate investment trust (a "REIT") for federal income tax purposes.

     The applicable Prospectus Supplement will also contain information, where applicable, about certain federal income tax considerations relating to, and any listing on a securities exchange of, the Securities covered by such Prospectus Supplement.

     The Securities may be offered directly, through agents designated from time to time by the Company or to or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the Securities, their names, and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth, or will be calculable from the information set forth, in the applicable Prospectus Supplement. See "Plan of Distribution." No Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such series of Securities.

                             ---------------------

   THIS PROSPECTUS MAY NOT BE USED TO CONSUMMATE SALES OF OFFERED SECURITIES
                 UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

                             ---------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                             ---------------------

November 18, 1997

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR AN APPLICABLE PROSPECTUS SUPPLEMENT AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER, DEALER OR AGENT. THIS PROSPECTUS AND ANY APPLICABLE PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THEREOF.

                             ---------------------

                               TABLE OF CONTENTS

Available Information.......................................    3
Incorporation of Certain Documents by Reference.............    3
The Company.................................................    5
Use of Proceeds.............................................    5
Description of Common Stock.................................    5
Description of Preferred Stock..............................    7
Provisions of Florida Law...................................   12
Ratios of Earnings to Fixed Charges.........................   12
Plan of Distribution........................................   13
Experts.....................................................   14
Legal Matters...............................................   14

                             AVAILABLE INFORMATION

     The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The Registration Statement, the exhibits and schedules forming a part thereof and the reports, proxy statements and other information filed by the Company with the Commission in accordance with the Exchange Act can be inspected and copied at the Commission's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, the Company is required to file electronic versions of these documents with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system, and such electronic versions are available to the public at the Commission's World-Wide Web Site, http://www.sec.gov. Furthermore, the Common Stock is listed on the American Stock Exchange and similar information concerning the Company can be inspected and copied at the offices of the American Stock Exchange Inc., 86 Trinity Place, New York, New York 10006-1881.

     The Company has filed with the Commission a registration statement (the "Registration Statement") (of which this Prospectus is a part) under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Securities. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding the Company and the Securities, reference is hereby made to the Registration Statement and such exhibits and schedules, which may be obtained from the Commission at its principal office in Washington, D.C., upon payment of the fees prescribed by the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The documents listed below have been filed by the Company under the Exchange Act with the Commission (File No. 1-9997) and are incorporated herein by reference:

          (a) Annual Report on Form 10-K for the year ended December 31, 1996;

          (b) Definitive proxy statement dated April 18, 1997 relating to the Annual Meeting of Shareholders held on May 20, 1997;

          (c) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997;

          (d) Current Reports on Form 8-K dated December 16, 1996, April 7, 1997, May 27, 1997 and October 1, 1997; and

          (e) Description of Common Stock contained in Registration Statement on Form 8-A dated August 18, 1988, including any amendments thereto or reports filed for the purpose of updating such description.

     All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Securities shall be deemed to be incorporated by reference in this Prospectus and to be part hereof from the date of filing such documents.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein (or in the applicable Prospectus Supplement) or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     Copies of all documents which are incorporated herein by reference (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference in such information) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered upon written or oral request. Requests should be directed to Koger Equity, Inc., 3986 Boulevard Center Drive, Jacksonville, Florida 32207, Attn: W. Lawrence Jenkins, Vice President and Secretary, telephone number (904) 398-3403.

                                  THE COMPANY

     The Company is a self-administered and self-managed equity real estate investment trust (a "REIT") which, as of September 30, 1997, owned, operated and managed 225 office buildings (the "Office Buildings") of which 222 are in office centers (the "Koger Centers") located in 13 metropolitan areas throughout the southeastern and southwestern United States and three of which are outside Koger Centers but in metropolitan areas where Koger Centers are located. The Office Buildings contain approximately 8.2 million net rentable square feet and were on average 92% leased as of September 30, 1997.

     The Company also owned, as of September 30, 1997, approximately 145 acres of unencumbered land held for development (the "Development Land"). A majority of the Development Land adjoins Office Buildings in ten Koger Centers and has infrastructure, including roads and utilities, in place.

     The Company is committed to providing a high level of tenant services, and provides leasing, management and other customary tenant-related services for each of the Koger Centers. In addition, the Company manages for third parties 22 office buildings containing approximately 1.3 million net rentable square feet. Including the Office Buildings, the Company manages a total of 247 office buildings containing approximately 9.5 million net rentable square feet through 16 management offices in eight states. The Company's property management personnel have substantial leasing and marketing experience and have leased, or renewed leases for, approximately 1.9 million square feet of suburban office space during the first nine months of 1997.

     The Company was incorporated in Florida in 1988 for the purpose of investing in office buildings located in suburban office centers throughout the southeastern and southwestern United States. The Company has been self-administered since 1992 and self-managed since December 21, 1993.

     The principal executive offices of the Company are located at 3986 Boulevard Center Drive, Jacksonville, Florida 32207, and its telephone number is
(904) 398-3403. Unless the context indicates otherwise, references in this Prospectus to the Company include all of the Company's subsidiaries.

                                USE OF PROCEEDS

     Unless otherwise described in the applicable Prospectus Supplement, the Company intends to use the net proceeds from the sale of the Securities to repay certain indebtedness, for working capital and for general corporate purposes, which may include the acquisition of properties and the development, expansion and improvement of certain properties in the Company's portfolio.

                          DESCRIPTION OF COMMON STOCK

GENERAL

     The Amended and Restated Articles of Incorporation of the Company (the "Restated Articles of Incorporation") authorize the issuance of up to 100,000,000 shares of Common Stock. As of September 30, 1997, there were 21,886,921 shares of Common Stock issued and outstanding, and the Company had reserved 1,913,589 shares of Common Stock for issuance upon the exercise of stock options. In addition, as of September 30, 1997, the Company held 2,987,333 shares of Common Stock in treasury.

     The description of the Common Stock set forth below is in all respects subject to and qualified in its entirety by reference to the applicable provisions of the Restated Articles of Incorporation and the By-laws of the Company (the "By-laws") and is also subject to any terms specified in the applicable Prospectus Supplement.

     Holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors of the Company (the "Board of Directors"), out of funds legally available therefor. Payment and declaration of dividends on the Common Stock and purchases of shares thereof by the Company will be subject to certain restrictions if the Company fails to pay dividends on the Preferred Stock. See "Description of Preferred Stock." Upon any liquidation, dissolution or winding up of the Company, holders of Common Stock will be entitled to share equally and ratably in any assets available for distribution to them, after payment or provision for payment of the debts and other liabilities of the Company and the preferential amounts owing with respect to any outstanding Preferred Stock. Although the Company is authorized to issue up to 50,000,000 of Preferred Stock, par value $.01 per share, as of the date hereof, the Company has not issued any such shares. The Common Stock possesses ordinary voting rights for the election of directors and in respect of other corporate matters, each share entitling the holder thereof to one vote. Holders of Common Stock do not have cumulative voting rights in the election of directors, which means that holders of more than 50% of all of the shares of Common Stock voting for the election of directors can elect all of the directors if they choose to do so and the holders of the remaining shares cannot elect any directors. Holders of Common Stock generally do not have preemptive rights, which means they have no right to acquire any additional shares of Common Stock that may be issued by the Company at a subsequent date. However, pursuant to a Stock Purchase Agreement dated as of October 10, 1996, between the Company and AP-KEI Holdings, LLC ("Apollo"), Apollo and its affiliates were granted such a right. The outstanding Common Stock is, and, when issued, the Common Stock to be issued in connection with this Prospectus will be, fully paid and nonassessable.

RESTRICTIONS ON OWNERSHIP

     For the Company to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"), not more than 50% in value of its outstanding capital stock may be owned, directly or indirectly, after applying certain constructive ownership rules, by five or fewer individuals (as defined in the Code to include certain entities) at any time during the last half of any taxable year, and its capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Therefore, the Restated Articles of Incorporation contain certain provisions set forth below restricting the ownership and transfer of the Common Stock.

     Upon demand of the Company, each shareholder will be required to disclose to the Board of Directors in writing such information with respect to direct and indirect beneficial ownership of shares of the Company's capital stock as the Board of Directors may deem necessary to comply with provisions of the Code applicable to the Company or to comply with the requirements of any other taxing authority or governmental entity or agency.

     The limitations on ownership of the Company's capital stock may have the effect of discouraging tender offers or other takeover proposals. Such limitations do not apply to cash tender offers made for all of the outstanding shares of Common Stock in which two-thirds of the outstanding shares of Common Stock not held by the tender offeror or any affiliate or associate thereof are tendered and accepted for cash. In view of the importance to the Company of its tax treatment as a REIT, the Board of Directors believes that such limitations on ownership are necessary.

     The Restated Articles of Incorporation provide, subject to certain exceptions, that no person, or persons acting as a group, may acquire ownership in the aggregate of more than 9.8% of the shares of Common Stock outstanding at any time. In applying this limit, a person is deemed to own shares of Common Stock constructively owned by such person after applying the relevant constructive ownership rules of the Code. All shares of Common Stock which any person has the right to acquire upon exercise of outstanding rights, options and warrants, and upon conversion of any securities convertible into shares of Common Stock, if any, shall be considered outstanding for purposes of applying the 9.8% limit if such inclusion would cause such person to own shares in excess of such limit. In the event that the Board of Directors believes that the tax status of the Company as a REIT under the Code is jeopardized, or that any person has acquired ownership, whether direct, indirect or constructive, of in excess of 9.8% of the Company's outstanding Common Stock ("Excess Shares"), the Board of Directors may, at its option, redeem a sufficient number of shares of Common Stock to protect and preserve the Company's status as a REIT, as well as all Excess Shares. In the case of such a redemption, the subject shares of Common Stock will be redeemed by the Company at a price per share equal to the average closing prices over a 20-day period prior to the redemption date (or, if no such prices are available, as determined by the Board of Directors). From and after the redemption date, the holder of any shares of Common Stock called for redemption shall cease to be entitled to any distributions, voting rights and other benefits with respect to such shares of Common Stock, except the right to receive payment of the redemption price. Any transfer of shares of Common Stock that would prevent continued REIT qualification of the Company shall be void ab initio and any purported acquisition of shares of Common Stock resulting in disqualification of the Company as a REIT will be null and void. The Board of Directors has agreed subject to certain limitations, that so long as Apollo and its affiliates collectively hold no more than 25% of the then outstanding shares of Common Stock, no shares shall be deemed Excess Shares under the Restated Articles of Incorporation. As of September 30, 1997, Apollo held an aggregate of approximately 23% of the Common Stock. There are currently three representatives of Apollo on the Board of Directors of the Company.

SHAREHOLDER RIGHTS AGREEMENT

     On September 30, 1990, the Board of Directors adopted and entered into a Common Stock Rights Agreement (the "Rights Agreement"), pursuant to which the Company issued Common Stock purchase rights (the "Rights"). Under the Rights Agreement, one Right was issued for each outstanding share of Common Stock held as of October 1, 1990, and one Right attached to each share of Common Stock issued thereafter and will attach to each share of Common Stock issued in the future. Each Right entitles the holder thereof, upon the occurrence of certain events, to acquire shares of Common Stock with a market value of two times the exercise price of the Right, which Right becomes exercisable if any person (other than (a) the Company, (b) its subsidiaries, (c) employee benefit plans of the Company or its subsidiaries or any person or entity organized appointed or established pursuant thereto and (d) any Exempt Person (as defined in the Rights Agreement)), acquires 15% or more of the outstanding shares of Common Stock (the "Acquiring Person"). If any Exempt Person acquires shares of Common Stock in excess of the number of shares for which such Exempt Person is exempt, such Exempt Person will then be an Acquiring Person and will not be able to exercise his, her or its Rights. One of the events which will trigger the Rights is the acquisition or commencement of a tender offer, of 15% or more of the outstanding shares of Common Stock. The Rights are redeemable by the Company for $.01 and expire September 30, 2000. As of September 30, 1997, Apollo is an Exempt Person under the Rights Plan.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is First Union National Bank.

                         DESCRIPTION OF PREFERRED STOCK

GENERAL

     The Company is authorized to issue 50,000,000 shares of Preferred Stock, par value $.01 per share, of which no shares were outstanding at September 30, 1997.

     Under the Restated Articles of Incorporation, the Board of Directors is authorized to issue the Preferred Stock from time to time in one or more classes or series and to establish from time to time the number of shares of Preferred Stock to be included in each such class and series and to fix the voting powers, conversion rights, designations, preferences and relative, participating, optional or other special rights, and such qualifications, limitations or restrictions of each such class and series, without any further vote or action by stockholders. Unless otherwise designated in the Restated Articles of Incorporation (including any applicable amendments thereto), all series of Preferred Stock shall constitute a single class of Preferred Stock.

     The following description of the Preferred Stock sets forth certain general terms and provisions of the Preferred Stock to which any Prospectus Supplement may relate. The statements below describing the Preferred Stock are in all respects subject to and qualified in their entirety by reference to the applicable provisions of the Restated Articles of Incorporation (including any applicable amendments thereto) and the By-laws.

     Subject to limitations prescribed by Florida law and the Restated Articles of Incorporation, the Board of Directors is authorized to fix the number of shares constituting each class or series of Preferred Stock and the designations and powers, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof, including such provisions as may be desired concerning voting, redemption, dividends, dissolution or the distribution of assets, conversion or exchange, and such other subjects or matters as may be fixed by resolution of the Board of Directors or a duly authorized committee thereof. The Preferred Stock will, when issued, be fully paid and nonassessable and will have no preemptive rights.

     Reference is made to the applicable Prospectus Supplement relating to the Preferred Stock offered thereby for specific terms, including:

          (a) The title of such Preferred Stock;

          (b) The number of shares of such Preferred Stock offered, the liquidation preference per share and the offering price of such Preferred Stock;

          (c) The dividend rate(s), period(s) and/or payment date(s) or method(s) of calculation thereof applicable to such Preferred Stock;

          (d) The date from which dividends on such Preferred Stock shall accumulate, if applicable;

          (e) The procedures for any auction and remarketing, if any, for such Preferred Stock;

          (f) The provision for a sinking fund, if any, for such Preferred
     Stock;

          (g) The provision for redemption, if applicable, of such Preferred Stock;

          (h) Any listing of such Preferred Stock on any securities exchange;

          (i) The terms and conditions, if applicable, upon which such Preferred Stock will be convertible into Common Stock, including the conversion price (or manner of calculation thereof);

          (j) Any other specific terms, preferences, rights (including voting rights), limitations or restrictions of such Preferred Stock;

          (k) A discussion of federal income tax considerations applicable to such Preferred Stock;

          (l) The relative ranking and preferences of such Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company;

          (m) Any limitations on issuance of any Preferred Stock ranking senior to or on a parity with such series of Preferred Stock as to dividend rights and rights upon liquidation, dissolution or winding up of the affairs of the Company; and

          (n) Any limitations on direct or beneficial ownership and restrictions on transfer, in each case as may be appropriate to preserve the status of the Company as a REIT.

RANK

     Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Stock will, with respect to dividend rights and rights upon liquidation, dissolution or winding up of the Company, rank (a) senior to all Common Stock, and to all equity securities ranking junior to such Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; (b) on a parity with all equity securities issued by the Company, the terms of which specifically provide that such equity securities rank on a parity with the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company; and (c) junior to all equity securities issued by the Company the terms of which specifically provide that such equity securities rank senior to the Preferred Stock with respect to dividend rights or rights upon liquidation, dissolution or winding up of the Company. As used in the Restated Articles of Incorporation for these purposes, the term "equity securities" does not include convertible debt securities.

DIVIDENDS

     Holders of Preferred Stock of any series shall be entitled to receive, when, as and if declared by the Board of Directors, out of assets of the Company legally available for payment, cash dividends at such rates and on such dates as will be set forth in the applicable Prospectus Supplement. Each such dividend shall be payable to holders of record as they appear on the stock transfer books of the Company on such record dates as shall be fixed by the Board of Directors. Dividends on any series of Preferred Stock will be cumulative from and after the date set forth in the applicable Prospectus Supplement.

     If any shares of the Preferred Stock of any series are outstanding, no full dividends shall be declared or paid or set apart for payment on the Preferred Stock of any other series ranking, as to dividends, on a parity with or junior to the Preferred Stock of such series for any period unless full cumulative dividends have been or contemporaneously are declared and paid for all past dividend periods and a sum sufficient has been set apart for the payment of full dividends on the Preferred Stock of such series for the then current dividend period. When dividends are not paid in full (or a sum sufficient for such payment is not so set apart) upon the shares of Preferred Stock of any series and the shares of any other series of Preferred Stock ranking on a parity as to dividends with the Preferred Stock of such series, all dividends declared upon shares of Preferred Stock of such series and any other series of Preferred Stock ranking on a parity as to dividends with such Preferred Stock shall be declared pro rata so that the amount of dividends declared per share on the Preferred Stock of such series and such other series of Preferred Stock shall in all cases bear to each other the same ratio that accrued dividends per share on the shares of Preferred Stock of such series and such other series of Preferred Stock bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on Preferred Stock of such series which may be in arrears.

     Except as provided in the immediately preceding paragraph, unless full cumulative dividends on the Preferred Stock of such series have been or contemporaneously are declared and paid for all past dividend periods and a sum sufficient has been set apart for the payment of full dividends for the then current dividend period, no dividends (other than in Common Stock or other capital stock ranking junior to the Preferred Stock of such series as to dividends and upon liquidation) shall be declared or paid or set apart for payment or other distribution shall be declared or made upon the Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation, nor shall any Common Stock or any other capital stock of the Company ranking junior to or on a parity with the Preferred Stock of such series as to dividends or upon liquidation be redeemed, purchased or otherwise acquired for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any shares of any such stock) by the Company, except (a) by conversion into or exchange for other capital stock of the Company ranking junior to the Preferred Stock of such series as to dividends and upon liquidation or (b) by a redemption or purchase or other acquisition of Common Stock made for purposes of any employee incentive or benefit plan of the Company or any of its subsidiaries.

     Any dividend payment made on shares of a series of Preferred Stock shall first be credited against the earliest accrued but unpaid dividend due with respect to shares of such series which remains payable.

REDEMPTION

     If so provided in the applicable Prospectus Supplement, the shares of Preferred Stock will be subject to mandatory redemption or redemption at the option of the Company, as a whole or in part, in each case upon the terms, at the times and at the redemption prices set forth in such Prospectus Supplement.

     The Prospectus Supplement relating to a series of Preferred Stock that is subject to mandatory redemption will specify the number of shares of such Preferred Stock that shall be redeemed by the Company in each year commencing after a date to be specified, at a redemption price per share to be specified, together with an amount equal to all accrued and unpaid dividends thereon to the date of redemption. The redemption price may be payable in cash or other property, as specified in the applicable Prospectus Supplement. If the redemption price for Preferred Stock of any series is payable only from the net proceeds of the issuance of capital stock of the Company, the terms of such Preferred Stock may provide that, if no such capital stock shall have been issued or to the extent the net proceeds from any issuance are insufficient to pay in full the aggregate redemption price then due, such Preferred Stock shall automatically and mandatorily be converted into shares of the applicable capital stock of the Company pursuant to conversion provisions specified in the applicable Prospectus Supplement.

     Notwithstanding the foregoing, unless full cumulative dividends on all shares of such series and any other series of Preferred Stock on a parity with such series as to dividends shall have been or contemporaneously are declared and paid for all past dividend periods and a sum sufficient has been set apart for the payment of full dividends for the then current dividend period, no shares of any series of Preferred Stock shall be redeemed unless all outstanding shares of Preferred Stock of such series are simultaneously redeemed; provided, however, that the foregoing shall not prevent the purchase or acquisition of Preferred Stock of any series pursuant to any restrictions on ownership set forth herein or in any applicable Prospectus Supplement or pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Preferred Stock of such series. If fewer than all of the outstanding shares of Preferred Stock of any series are to be redeemed, the number of shares to be redeemed will be determined by the Company and such shares may be redeemed pro rata from the holders of record of such shares in proportion to the number of such shares held by such holders (with adjustments to avoid redemption of fractional shares) or any other equitable method determined by the Company.

     Notice of redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of record of a share of Preferred Stock of any series to be redeemed at the address shown on the stock transfer books of the Company. Each notice shall state: (a) the redemption date; (b) the number of shares and series of Preferred Stock to be redeemed; (c) the redemption price; (d) the place or places where certificates for such Preferred Stock are to be surrendered for payment of the redemption price; (e) that dividends on the shares to be redeemed will cease to accrue on such redemption date; and (f) the date upon which the holder's conversion rights, if any, as to such shares shall terminate. If fewer than all the shares of Preferred Stock of any series are to be redeemed, the notice mailed to each such holder thereof shall also specify the number of shares of Preferred Stock to be redeemed from each such holder. If notice of redemption of any shares of Preferred Stock has been given and if the funds necessary for such redemption have been set apart by the Company in trust for the benefit of the holders of any shares of Preferred Stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such shares of Preferred Stock, such shares of Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares of Preferred Stock will terminate, except the right to receive the redemption price.

LIQUIDATION PREFERENCE

     Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, then, before any distribution or payment shall be made to the holders of any Common Stock, Excess Common Stock or any other class or series of capital stock of the Company ranking junior to any series of Preferred Stock in the distribution of assets upon any liquidation, dissolution or winding up of the Company, the holders of such series of Preferred Stock shall be entitled to receive out of assets of the Company legally available for distribution to stockholders liquidating distributions in the amount of the liquidation preference per share (set forth in the applicable Prospectus Supplement), plus an amount equal to all dividends accrued and unpaid thereon. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of any series of Preferred Stock will have no right or claim to any of the remaining assets of the Company. In the event that, upon any such voluntary or involuntary liquidation, dissolution or winding up, the legally available assets of the Company are insufficient to pay the amount of the liquidating distributions on all outstanding shares of any series of Preferred Stock and the corresponding amounts payable on all shares of other classes or series of capital stock of the Company ranking on a parity with such series of Preferred Stock in the distribution of assets upon liquidation, dissolution or winding up, then the holders of such series of Preferred Stock and all other such classes or series of capital stock shall share ratably in any such distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

     If liquidating distributions shall have been made in full to all holders of shares of any series of Preferred Stock and the holders of any class or series of capital stock ranking on a parity with such series of Preferred

Stock in the distribution of assets upon any liquidation, dissolution or winding up of the Company, the remaining assets of the Company shall be distributed among the holders of any other classes or series of capital stock ranking junior to such series of Preferred Stock upon liquidation, dissolution or winding up, according to their respective rights and preferences and in each case according to their respective number of shares. For such purposes, the consolidation or merger of the Company with or into any other corporation, or the sale, lease, transfer or conveyance of all or substantially all of the property or business of the Company, shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.

VOTING RIGHTS

     Holders of the Preferred Stock will not have any voting rights, except as set forth below or as otherwise from time to time required by law or as indicated in the applicable Prospectus Supplement.

     Whenever dividends on any shares of Preferred Stock shall be in arrears for six or more quarterly periods, the holders of such shares of Preferred Stock upon which such voting rights have been conferred (voting separately as a class with all other series of Preferred Stock upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors of the Company at a special meeting called by the holders of record of at least 10% of any series of Preferred Stock so in arrears (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders) or at the next annual meeting of stockholders, and at each subsequent annual meeting until all dividends accumulated on such shares of Preferred Stock for the past dividend periods shall have been fully paid or declared and a sum sufficient for the payment thereof set apart for payment. In such case, the entire Board of Directors will be increased by two directors.

     Under Florida law, notwithstanding anything to the contrary set forth above, holders of each series of Preferred Stock will be entitled to vote as a class upon any proposed amendment to the Restated Articles of Incorporation, whether or not entitled to vote thereon by the Restated Articles of Incorporation, if the amendment would increase or decrease the aggregate number of authorized shares of such series, increase or decrease the par value of the shares of such series or change the designations, rights, preferences or limitations of the shares of such series. In addition, unless provided otherwise for any series of Preferred Stock, so long as such series of Preferred Stock remains outstanding, the Company will not, without the affirmative vote or consent of the holders of at least two-thirds of the shares of such series of Preferred Stock then outstanding, given in person or by proxy, either in writing or at a meeting (such series voting separately as a class), (a) authorize or create, or increase the authorized or issued amount of, any class or series of capital stock ranking prior to such series of Preferred Stock with respect to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up or reclassify any authorized capital stock of the Company into any such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares, or (b) amend, alter or repeal the provisions of the Restated Articles of Incorporation (or any applicable amendments thereto), whether by merger, consolidation or otherwise (each an "Event"), so as to materially and adversely affect any right, preference, privilege or voting power of such series of Preferred Stock or the holders thereof; provided, however, that with respect to the occurrence of any Event, so long as the Preferred Stock remains outstanding with the terms thereof materially unchanged, taking into account that upon the occurrence of an Event the Company may not be the surviving entity, the occurrence of such Event shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting power of the holders of Preferred Stock; and provided, further, that (i) any increase in the amount of the authorized Preferred Stock or the creation or issuance of any other series of Preferred Stock, or (ii) any increase in the amount of authorized shares of such series or any other series of Preferred Stock, in each case ranking on a parity with or junior to the Preferred Stock of such series with respect to payment of dividends or the distribution of assets upon liquidation, dissolution or winding up, shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

     The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of such series of Preferred Stock shall have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

CONVERSION RIGHTS

     The terms and conditions, if any, upon which shares of any series of Preferred Stock are convertible into Common Stock will be set forth in the applicable Prospectus Supplement relating thereto. Such terms will include the number of shares of Common Stock into which the Preferred Stock is convertible, the conversion price (or manner of calculation thereof), the conversion period, provisions as to whether conversion will be at the option of the holders of the Preferred Stock or the Company and the events requiring an adjustment of the conversion price.

RESTRICTIONS ON OWNERSHIP

     The applicable Prospectus Supplement will set forth any restrictions on ownership applicable to any series of Preferred Stock.

TRANSFER AGENT AND REGISTRAR

     The transfer agent, dividend and redemption price disbursement agent and registrar for shares of each series of the Preferred Stock will be set forth in the applicable Prospectus Supplement.

                           PROVISIONS OF FLORIDA LAW

     The Company is subject to several anti-takeover provisions under Florida law. These provisions permit a corporation to elect to opt out of such provisions in its Articles of Incorporation or (depending on the provision in question) its by-laws. The Company has not elected to opt out of these provisions. The Florida Business Corporation Act (the "Florida Act") contains a provision that prohibits the voting of shares in a publicly-held Florida corporation which are acquired in a "control share acquisition" unless the holders of a majority of the corporation's voting shares (exclusive of shares held by officers of the corporation, inside directors or the acquiring party) approve the granting of voting rights as to the shares acquired in the control share acquisition. A control share acquisition is defined as an acquisition that immediately thereafter entitles the acquiring party to vote in the election of directors within each of the following ranges of voting power: (a) one-fifth or more but less than one-third of such voting power, (b) one-third or more but less than a majority of such voting power and (c) a majority or more of such voting power.

     The Florida Act also contains an "affiliated transaction" provision that prohibits a publicly-held Florida corporation from engaging in a broad range of business combinations or other extraordinary corporate transactions with an "interested shareholder" unless (a) the transaction is approved by a majority of disinterested directors before the person becomes an interested shareholder, (b) the interested shareholder has owned at least 80% of the corporation's outstanding voting shares for at least five years, or (c) the transaction is approved by the holders of two-thirds of the corporation's voting shares other than those owned by the interested shareholder. An interested shareholder is defined as a person who together with affiliates and associates beneficially owns more than 10% of the corporation's outstanding voting shares. A transaction with Apollo would be an "affiliated transaction" under the Florida Act thereby requiring the approval of the holders of two-thirds of the shares of outstanding Common Stock other than the shares held by Apollo.

                      RATIOS OF EARNINGS TO FIXED CHARGES

     The following table sets forth the Company's consolidated ratios of earnings to fixed charges for the periods shown:

      NINE MONTHS
  ENDED SEPTEMBER 30,       YEAR ENDED DECEMBER 31,
  -------------------   --------------------------------
    1997       1996     1996   1995   1994   1993   1992
  --------   --------   ----   ----   ----   ----   ----
      2.30x      1.53x  1.67x  2.21x  1.17x  1.21x  1.08x

     The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For purposes of computing these ratios, earnings have been calculated by adding fixed charges (excluding capitalized interest) to income (loss) before income taxes and extraordinary items. Fixed charges consist of interest costs, whether expensed or capitalized, the interest component of rental expense and the amortization of debt discounts and issue costs, whether expensed or capitalized.

     As of the date of this Prospectus, the Company has not issued any Preferred Stock; therefore, the ratios of earnings to combined fixed charges and Preferred Stock dividends are unchanged from the ratios presented in this section.

                              PLAN OF DISTRIBUTION

     The Company may sell the Securities to one or more underwriters for public offering and sale by them or may sell the Securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the Securities will be named in the applicable Prospectus Supplement.

     Underwriters may offer and sell the Securities at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices. The Company also may offer and sell the Securities in exchange for one or more of its then outstanding issues of debt or convertible debt securities. The Company also may, from time to time, authorize underwriters acting as the Company's agents to offer and sell the Securities upon the terms and conditions as are set forth in the applicable Prospectus Supplement. In connection with the sale of Securities, underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive commissions from purchasers of Securities for whom they may act as agent. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions from the underwriters and/or commissions from the purchasers for whom they may act as agent.

     Any underwriting compensation paid by the Company to underwriters or agents in connection with the offering of Securities and any discounts, concessions or commissions allowed by underwriters to participating dealers will be set forth in the applicable Prospectus Supplement. Underwriters, dealers and agents participating in the distribution of the Securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the Securities may be deemed to be underwriting discounts and commissions under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with the Company, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act.

     If so indicated in the applicable Prospectus Supplement, the Company will authorize dealers or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Securities from the Company at the public offering price set forth in such Prospectus Supplement pursuant to delayed delivery contracts (the "Contracts") providing for payment and delivery on the date or dates stated in such Prospectus Supplement. Each Contract will be for an amount not less than, and the aggregate number of Securities sold pursuant to the Contracts shall not be less nor more than, the amount or number, as the case may be, stated in the applicable Prospectus Supplement. Institutions with whom the Contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but will in all cases be subject to the approval of the Company. The Contracts will not be subject to any conditions except (a) the purchase by an institution of the Securities covered by its Contracts shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject and (b) if the Securities not covered by Contracts are being sold to underwriters, the Company shall have sold to such underwriters the number of the Securities less the number thereof covered by the Contracts. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such Contracts.

     Certain of the underwriters and their affiliates may be customers of, engage in transactions with and perform services for the Company and its subsidiaries in the ordinary course of business.

                                    EXPERTS

     The consolidated financial statements and the related financial statement schedules which are incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1996 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report which is incorporated herein by reference, and have been so incorporated in reliance upon their authority as experts in accounting and auditing.

     With respect to the unaudited interim financial information for the periods ended March 31, 1997 and 1996, June 30, 1997 and 1996, and September 30, 1997 and 1996, which is incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited interim financial information because those reports are not "reports" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act.

                                 LEGAL MATTERS

     The validity of the Securities will be passed upon for the Company by Boling & McCart, a professional association, 76 South Laura Street, Suite 700, Jacksonville, Florida 32202. Certain legal matters with respect to the Securities will be passed upon for any underwriters, dealers or agents by Cahill Gordon & Reindel (a partnership including a professional corporation), 80 Pine Street, New York, New York 10005.

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